                            STREAMLOGIC CORPORATION

                               OFFER TO EXCHANGE

                      FOR EACH $1,000 FACE AMOUNT OF ITS
                6% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2012
 TENDERED BY THE EXPIRATION DATE (AS DEFINED BELOW) THE EXCHANGING HOLDER WILL
                                    RECEIVE
$120.00 IN CASH, $113.33 PRINCIPAL AMOUNT OF THE COMPANY'S INCREASING RATE UNSECURED PROMISSORY NOTES DUE 1998, 216.66667 SHARES OF ITS COMMON STOCK, $1.00 PAR VALUE PER SHARE, AND FIVE-YEAR WARRANTS TO PURCHASE 40 SHARES OF COMMON STOCK AT AN INITIAL EXERCISE PRICE PER SHARE OF $3.60.

                               ---------------

        THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON NOVEMBER 4, 1996, UNLESS THIS OFFER IS EXTENDED (THE "EXPIRATION DATE").

                               ---------------

  StreamLogic Corporation, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Offer to Exchange (the "Offer to Exchange") and the accompanying Letter of Transmittal (the "Letter of Transmittal)," to exchange each $1,000 principal amount of its 6% Debentures due 2012 ("6% Debentures") for (i) $120.00 in cash, (ii) $113.33 principal amount of the Company's increasing rate unsecured promissory notes due 1998 ("Promissory Notes"), which notes mature on the second anniversary of the date they are issued and bear interest at 14% per annum from the date of issuance to the first anniversary thereof and at 16% per annum thereafter until maturity, (iii) 216.66667 shares of the Company's Common Stock, $1.00 par value per share ("Common Stock") and (iv) five-year warrants ("Warrants") to purchase 40 shares of Common Stock at an initial exercise price of $3.60 per share, subject to certain rights of each Warrant holder to reduce such exercise price under certain circumstances on a one-time basis. The Exchange Offer is being made for the entire outstanding principal amount of the 6% Debentures. However, the consummation of the Exchange Offer is conditioned on, among other things, at least 95% of the outstanding principal amount of the Exchange Debentures having been validly tendered and not withdrawn prior to the Expiration Date. See "The Exchange Offer-- Conditions."

  SEE "CERTAIN CONSIDERATIONS RELATED TO THE COMPANY" AND "SPECIAL FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER.

  Subject to applicable law and the terms set forth in this Offer to Exchange, the Company reserves the right to waive any and all conditions to the Exchange Offer, to extend or to terminate the Exchange Offer and otherwise amend the Exchange Offer in any respect. See "The Exchange Offer--Conditions" and "-- Expiration; Extension; Termination; Amendment."

                               ---------------

  Tenders of 6% Debentures made pursuant to the Exchange Offer may be withdrawn prior to the Expiration Date.

                               ---------------

 NEITHER  THIS  TRANSACTION  NOR  THESE  SECURITIES  HAVE  BEEN  APPROVED  OR
  DISAPPROVED BY THE SECURITIES AND  EXCHANGE COMMISSION. THE COMMISSION HAS
    NOT PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE
     ACCURACY OR ADEQUACY OF THE  INFORMATION CONTAINED IN THIS DOCUMENT.
      ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               ---------------

                                EXCHANGE AGENT

  ChaseMellon Shareholder Services, L.L.C. (the "Exchange Agent") has agreed to provide services as exchange agent for the Exchange Offer. All deliveries and correspondence sent to the Exchange Agent should be directed to one of its addresses set forth on the back cover to this Offer to Exchange. Requests for assistance or additional copies of this Offer to Exchange or the Letter of Transmittal should be delivered to the Company at its address set forth on the back cover page of this Offer to Exchange.

             The date of this Offer to Exchange is October 7, 1996

                                   IMPORTANT

  Any holder of 6% Debentures desiring to tender all or any portion of such holder's 6% Debentures should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any other required documents to the Exchange Agent and either deliver the certificates for such 6% Debentures to Exchange Agent along with the Letter of Transmittal or deliver such 6% Debentures pursuant to the procedures for book-entry transfer set forth in "The Exchange Offer--Procedures for Tendering" or (2) request such holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder. Holders whose 6% Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such 6% Debentures. Any holder of 6% Debentures who desires to tender 6% Debentures and whose certificates for such 6% Debentures are not immediately available or who cannot comply with the procedures for book entry transfer on a timely basis may tender such Shares by following the procedure for guaranteed delivery set forth in "The Exchange Offer-- Procedures for Tendering."

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY HOLDER OF 6% DEBENTURES AS TO WHETHER TO TENDER OR TO REFRAIN FROM TENDERING 6% DEBENTURES. EACH HOLDER OF 6% DEBENTURES MUST MAKE HIS OWN DECISION WHETHER TO TENDER 6% DEBENTURES AND, IF SO, IN WHAT PRINCIPAL AMOUNT.

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER HOLDERS OF 6% DEBENTURES SHOULD TENDER OR REFRAIN FROM TENDERING 6% DEBENTURES PURSUANT TO THE EXCHANGE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

  NEW HAMPSHIRE RESIDENTS ONLY: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER THIS CHAPTER WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

  The delivery of this Offer to Exchange shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT TENDERS FROM, HOLDERS OF 6% DEBENTURES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

  The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Company, therefore, will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the 6% Debentures. Regular employees of the Company, who will not receive additional compensation therefor, may solicit tenders and consents from holders of 6% Debentures.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Schedule 13E-3, which term shall encompass any amendments thereto, and a Schedule 13E-4, which term shall encompass any amendments thereto, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Exchange Offer. This Offer to Exchange does not contain all the information set forth in the Schedule 13E-3 and the exhibits thereto and the Schedule 13E-4 and the exhibits thereto, to which reference is hereby made for further information about the Company and the Exchange Offer.

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Information as of particular dates concerning the Company's directors and officers, their compensation and any material interest of such persons in transactions with the Company is set forth in the reports filed with the Commission. Such reports and other information may be inspected and copies may be obtained at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; its Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and its Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. Reports, proxy and information statements and other information concerning the Company can also be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                             CAUTIONARY STATEMENT

  The discussion in this Offer to Exchange contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Certain Considerations Related to the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Company," as well as those discussed elsewhere in this Offer to Exchange.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary...................................................................     5
Special Factors...........................................................    12
Certain Considerations Related to the Company.............................    16
Capitalization............................................................    19
Unaudited Pro Forma Condensed Consolidated Financial Statements...........    20
The Company...............................................................    25
Management................................................................    33
Security Ownership of Certain Beneficial Owners...........................    38
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    39
Background of the Exchange Offer..........................................    45
The Exchange Offer........................................................    49
Description of 6% Debentures..............................................    58
Description of Capital Stock..............................................    61
Description of Promissory Notes...........................................    62
Description of Warrants...................................................    64
Price Range of 6% Debentures and Common Stock.............................    67
Summary of Material Federal Income Tax Consequences.......................    69
Interests in 6% Debentures................................................    73
Contracts, Arrangements, Understandings or Relationships with Respect to
 6% Debentures............................................................    73
Appendix A-1: Initial Tender Agreement dated June 14, 1996................  A1-1
Appendix A-2: First Amendment dated September 13, 1996....................  A2-1
Appendix A-3: Second Amendment dated October 3, 1996......................  A3-1
Appendix B: Form of Note Indenture........................................   B-1
Appendix C: Form of Warrant Agreement.....................................   C-1
Appendix D: Financial Statements..........................................   D-1

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Offer to Exchange and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Offer to Exchange. As used herein, unless the context otherwise requires, the "Company" and "StreamLogic" refer to StreamLogic Corporation and its consolidated subsidiaries. Holders of the Company's 6% Convertible Subordinated Debentures due 2012 ("6% Debentures") are urged to read this Offer to Exchange in its entirety prior to tendering any of their 6% Debentures.

                                  THE COMPANY

  StreamLogic develops and markets leading-edge video delivery, digital media storage, and networking RAID and data management solutions. It offers storage subsystem products known as the RAIDION and MICRODISK, the HAMMER line of high performance disk array products, the VIDEON line of video-on-demand server subsystems, and a line of low cost digital video disk recorders which allow real time record and playback of video material. The Company sells these products and systems through independent distributors, directly to original equipment manufacturers ("OEMs") and systems integrators and through dealer channel partners for resale to end users.

  The Company was incorporated, under the name Micropolis Corporation, in California in December 1976. In April 1987, the Company was reincorporated in Delaware. In March 1996 the Company sold substantially all of the assets (other than cash and accounts receivable) related to the hard disk drive business formerly operated by the Company to ST Chatsworth Pte Ltd, a Singapore corporation (the "Sale"), and changed its name to StreamLogic Corporation.

                        BACKGROUND OF THE EXCHANGE OFFER

  General. During the last three completed fiscal years and the transition period ended March 29, 1996, the Company incurred substantial operating losses, and total shareholders' equity fell from $89.630 million at December 30, 1994 to a deficit of $27.084 million at March 29, 1996. These losses were primarily related to the Company's hard disk drive business, which in fiscal 1995 and the transition period ended March 29, 1996 accounted for approximately 80% of the Company's revenues. On March 29, 1996, following approval of the Company's stockholders, the Company completed the Sale. The Company has received approximately $53 million in cash proceeds from the Sale, with $1 million being held in escrow.

  As a result of the Sale, StreamLogic has become a significantly smaller, growth-oriented business. The book value of the Company's property, plant and equipment as of June 28, 1996 totaled approximately $6 million, and the Company employed approximately 150 persons, as compared to approximately $54 million in such assets and 2,000 employees immediately prior to the Sale. The Company believes the indebtedness represented by the 6% Debentures is disproportionately large in relation to its present assets, and inappropriate for a growth-oriented business of the Company's size.

  Prior to the Sale, the Company evaluated several alternatives with respect to restructuring its 6% Debentures prior to or concurrently with the Sale. The Company decided against pursuing a debt restructuring simultaneously with the Sale transaction in large measure because completing the restructuring process in the requisite accelerated time frame was considered to be unrealistic. At such time, Loomis Sayles & Company, L.P. ("Loomis Sayles"), an entity which advises investors that collectively hold approximately 79% of the aggregate principal amount of the outstanding 6% Debentures, indicated to the Company its potential interest in reaching an agreement with respect to a restructuring of the 6% Debentures after the Sale.

  On May 13, 1996, the Company received an inquiry from the Nasdaq Stock Market, Inc. ("Nasdaq") as to whether the Company met the minimum net tangible assets requirement of the Nasdaq National Market System ("Nasdaq NMS") as of its quarter ended March 29, 1996. The Company indicated in response that it did not believe it met such requirement, and the Nasdaq requested that the Company submit a written plan by May 28, 1996 for returning to compliance with the net tangible assets requirement. The Company submitted such a plan on May 28, 1996, an important element of which was a restructuring of the 6% Debentures through an exchange offer for cash and equity securities of the Company. Such plan was reviewed by Nasdaq, and Nasdaq granted the Company's request for continued inclusion of the Common Stock on the Nasdaq NMS conditioned upon consummation of an exchange offer on the terms of the Initial Tender Agreement (as defined below) by October 4, 1996. On September 16, the Company requested Nasdaq to extend the date by which it would require the Exchange Offer to be consummated in order to allow the continued inclusion of the Common Stock on the Nasdaq NMS to October 31, 1996. Following further telephonic conversations with representatives of Nasdaq, on September 30, 1996, Nasdaq informed the Company that it would not grant the Company's request for an extension of the date by which it would require the Exchange Offer to be consummated and that effective October 7, 1996, the Company's Common Stock would be removed from the Nasdaq NMS. Nasdaq did, however, inform the Company that it could apply to have its Common Stock listed on the Nasdaq SmallCap Market pending consummation of the Exchange Offer. The Company has initiated an oral appeal of the proposed delisting of its Common Stock from the Nasdaq NMS, and intends to apply for listing of its Common Stock on the Nasdaq SmallCap Market, pending the successful consummation of the Exchange Offer. Nasdaq has informed the Company that its Common Stock will continue to trade on the Nasdaq NMS pending the outcome of the oral appeal; however, there can be no assurances as to whether such appeal will be successful or as to when such determination will be made by Nasdaq. If the Company is unable to consummate the Exchange Offer, it is likely that the Common Stock would no longer be authorized for quotation either on the Nasdaq NMS or the Nasdaq SmallCap Market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Market for StreamLogic Common Stock."

  The Tender Agreement. In April 1996, representatives of the Company contacted Loomis Sayles concerning a proposal for the exchange of the 6% Debentures for some combination of cash and securities of the Company. Following a series of discussions and negotiations between the Company, Loomis Sayles and Chanin & Company, an investment banking and advisory firm retained at the Company's expense by Loomis Sayles as its financial advisor ("Chanin"), and after approval by the Company's Board of Directors, the Company and Loomis Sayles entered into an agreement dated June 14, 1996 (the "Initial Tender Agreement"), a copy of which is attached as Appendix A-1 to this Offer to Exchange. One of the several conditions to the Company's obligation to consummate the exchange offer contemplated by the Initial Tender Agreement, and to Loomis Sayles' obligation to advise the investors it advises to tender into such exchange offer, was that the average closing price of the Common Stock for the five trading days prior to the expiration of such exchange offer be between $4.00 and $7.50 per share. Subsequent to the date of the Initial Tender Agreement, the trading price of the Common Stock fell substantially below $4.00 per share, and the Company believed it was unlikely that an exchange offer on the terms of the Initial Tender Agreement could be consummated. Following additional discussions and negotiations between the Company, Loomis Sayles and Chanin, on September 13, 1996, the Company and Loomis Sayles entered into an amendment to the Initial Tender Agreement (the " First Amendment"), a copy of which is attached as Appendix A-2 to this Offer to Exchange. Based on discussions with representatives of Nasdaq, however, the Company and Loomis Sayles concluded that Nasdaq would likely find that the Initial Tender Agreement, as amended by the First Amendment, contravened certain of Nasdaq's rules and regulations regarding corporate governance. Following additional discussion among the Company, Loomis Sayles, Chanin and Nasdaq, on October 3, 1996, the Company and Loomis Sayles entered into a Second Amendment to the Initial Tender Agreement (the "Second Amendment"), a copy of which is attached as Appendix A-3 to this Offer to Exchange (the Initial Tender Agreement, as amended by the First Amendment and the Second Amendment, is referred to herein as the "Tender Agreement").

  Pursuant to the Tender Agreement, and subject to certain conditions, the Company agreed to use its reasonable best efforts to initiate and complete the Exchange Offer on terms and conditions substantially similar to those described in this Offer to Exchange, and Loomis Sayles agreed that it would advise the investors it advises to tender and not withdraw the 6% Debentures held by them pursuant to the Exchange Offer, subject to the satisfaction of certain conditions contained in the Tender Agreement. See "Background of the Exchange Offer--The Tender Agreement."

                               THE EXCHANGE OFFER

  The Company is offering, upon the terms and subject to the conditions stated in this Offer to Exchange and the accompanying Letter of Transmittal, to exchange for each $1,000 principal amount of 6% Debentures tendered to the Company (i) $120.00 in cash, (ii) $113.33 principal amount of the Company's increasing rate unsecured promissory notes due 1998 ("Promissory Notes"), which notes mature on the second anniversary of the date they are issued and bear interest at 14% per annum from the date of issuance to the first anniversary thereof and at 16% per annum thereafter until maturity, (iii) 216.66667 shares of the Company's Common Stock, $1.00 par value per share ("Common Stock"), and
(iv) five-year warrants ("Warrants") to purchase 40 shares of Common Stock at an initial exercise price of $3.60 per share, subject to certain rights of each Warrant holder to reduce such exercise price under certain circumstances on a one-time basis. The Exchange Offer is being made for the entire outstanding principal amount of 6% Debentures. However, the consummation of the Exchange Offer is conditioned upon, among other things, at least 95% of the outstanding principal amount of the 6% Debentures having been validly tendered and not withdrawn prior to the Expiration Date. See "The Exchange Offer--Conditions."

  As of the date of this Offer to Exchange, $75 million aggregate principal amount of 6% Debentures were outstanding. If 100% of the outstanding 6% Debentures are accepted for exchange pursuant to the Exchange Offer, the Company will be required to (i) pay a total of $9 million in cash, (ii) issue $8.5 million principal amount of Promissory Notes, (iii) issue 16,250,000 shares of Common Stock, and (iv) issue Warrants to purchase 3 million shares of Common Stock.

                        CONDITIONS TO THE EXCHANGE OFFER

  The obligation of StreamLogic to consummate the Exchange Offer is subject to certain conditions as described in this Offer to Exchange, including, among others, the requirements that: (i) at least 95% in aggregate principal amount of the 6% Debentures shall have been validly tendered for exchange and not withdrawn (the "Minimum Tender Condition"); and (ii) there shall not have occurred any change or development involving a prospective change in or affecting the business or financial affairs of the Company which, in the sole judgment of the Board of Directors of the Company, would or might prohibit, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to the Company of the Exchange Offer. The Company does not presently intend to consummate the Exchange Offer unless the Minimum Tender Condition is satisfied. If the Minimum Tender Condition fails to be met, the Company shall have the right, in its sole discretion, to withdraw the Exchange Offer. However, if the Company elects, in its sole discretion, to waive or modify the Minimum Tender Condition, the Company will publicly announce its decision to do so and, if that announcement is made within five business days of the previously scheduled Expiration Date, will extend the Expiration Date for at least five business days from the date of such announcement. Holders who have previously tendered their securities prior to any such announcement will be entitled to withdraw their 6% Debentures at any time prior to the Expiration Date.

                                PROMISSORY NOTES

  The Promissory Notes will be unsecured general obligations of the Company. The Promissory Notes will be issued only in fully registered form and will be issued pursuant to an indenture. The Promissory Notes will mature on the second anniversary of the date they are issued, and will bear interest at 14% per annum from the date of issuance to the first anniversary thereof and at 16% per annum thereafter until maturity. The Promissory Notes will rank senior in right of payment to all indebtedness of the Company that by its terms is subordinate to the Promissory Notes, and will rank pari passu in right of payment with all other unsecured borrowings of the Company. The Company, at its option, may prepay the Promissory Notes, in whole or in part, at any time upon not less than 15 nor more than 60 days' notice, at a prepayment price equal to 100% of the principal amount to be prepaid plus the interest accrued but unpaid with respect to such principal amount as of the prepayment date. See "Description of Promissory Notes."

                                  COMMON STOCK

  As of August 5, 1996, 16,930,790 shares of Common Stock were issued and outstanding. The shares of Common Stock to be issued pursuant to the Exchange Offer will be fully paid and non-assessable when issued pursuant thereto. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. See "Description of Capital Stock--Common Stock."

                                    WARRANTS

  Each Warrant will entitle the holder thereof to purchase 40 shares of Common Stock (each such share, a "Warrant Share"), subject to the antidilution provisions described below. Initially, the exercise price of each Warrant shall be $3.60 per share. The exercise price of each Warrant, however, is subject to certain adjustments pursuant to the "Reset Election" and/or certain antidilution provisions. Warrants will be exercisable during an "Exercise Period" that will begin upon the Warrants' issuance pursuant to the Exchange Offer and end at 5:00 p.m. New York City time on the fifth anniversary of such issuance, subject to early termination pursuant to the "Early Termination Election" or extension under certain circumstances. Unless exercised, Warrants will automatically expire at the end of the Exercise Period. See "Description of Warrants."

                      TRADING OF THE COMPANY'S SECURITIES

  The 6% Debentures are traded on the Nasdaq SmallCap Market under the symbol "STLCG." On (i) June 6, 1996, the last day prior to the date the Initial Tender Agreement was publicly announced on which trades in the 6% Debentures were reported, (ii) September 13, 1996, the last day prior to the date the First Amendment was publicly announced on which trades in the 6% Debentures were reported and (iii) September 26, 1996, the last day prior to the date the Second Amendment was publicly announced on which trades in the 6% Debentures were reported, the last sales prices for the 6% Debentures were $55 per $100 face value, $56 per $100 face value and $57 per $100 face value, respectively. As of the date hereof, the Company's Common Stock is traded on the Nasdaq National Market under the symbol "STLC." The Company does not intend to list the Promissory Notes or the Warrants on any securities exchange or on Nasdaq. After consummation of the Exchange Offer, the Company intends to terminate the registration of the 6% Debentures under Section 12(g) of the Securities Exchange Act of 1934, as amended. See "Certain Considerations--Consequences for Untendered 6% Debentures" and "Price Range of 6% Debentures and Common Stock."

                GENERAL INFORMATION REGARDING THE EXCHANGE OFFER

Expiration Date............. 12:00 Midnight, New York City time, on November
                             4, 1996, unless extended by the Company. See "The Exchange Offer--Expiration; Extensions;
                             Termination; Amendment."

Withdrawal of Tenders....... Tenders of 6% Debentures may be withdrawn at any time prior to the expiration of the Exchange
                             Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer, unless accepted for exchange prior to that date. See "The Exchange Offer--Withdrawal Rights."

Accrued Interest on the 6%
 Debentures................. The Company will not pay accrued interest with respect to 6% Debentures (including without limitation interest otherwise scheduled for payment on September 15, 1996) that are tendered and accepted in the Exchange Offer. Holders of 6% Debentures that are accepted in the Exchange Offer will have no further right to receive any payment of accrued and unpaid interest in respect of the tendered securities. The Company will, however, be obligated to continue paying interest on any 6% Debentures that remain outstanding after the consummation of the Exchange Offer.

Registration Rights......... The Company will, prior to the consummation of the Exchange Offer, use its best efforts to file and cause to be declared effective a registration statement for the issuance of shares of Common Stock upon exercise of Warrants and the resales of such shares. In addition, the Company will use its best efforts to file and cause to be declared effective, for so long as any person receiving Tender Offer Consideration is an "affiliate" of the Company (as such term is defined in Rule 144 promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")), a registration statement for the resales of the shares of Common Stock issued to such an affiliate pursuant to the Exchange Offer. Promissory Notes, shares of Common Stock and Warrants issued to non-affiliates of the Company pursuant to the Exchange Offer are expected to be freely tradable due to their issuance pursuant to
                             Section 3(a)(9) under the Securities Act in exchange for freely tradable securities.

Acceptance of 6% Debentures
 and Delivery of Tender
 Offer Consideration........ Subject to the conditions described herein, the
                             Company will accept for exchange any and all 6% Debentures that are properly tendered prior to the Expiration Date. The cash to be paid and the Promissory Notes, the Common Stock and the Warrants to be issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer-- Acceptance of 6% Debentures; Delivery of Tender Offer Consideration."

Procedures for Tendering 6%
 Debentures................. Each holder of 6% Debentures wishing to accept the Exchange Offer must complete and sign the Letter of Transmittal, in accordance with the instructions contained herein and therein, and forward or hand deliver such Letter of Transmittal, together with any signature guarantees and any other documents required by the Letter of Transmittal, including certificates representing the tendered 6% Debentures or confirmations of book entry transfers of such 6% Debentures, to the Exchange Agent at one of its addresses set forth on the back cover page of this Offer to Exchange. Any beneficial owner of 6% Debentures whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact the registered holder(s) of such securities promptly to instruct the registered holder(s) whether to tender such beneficial owner's securities. Holders whose certificates representing their 6% Debentures are not immediately available or who cannot deliver their certificates or any other required documents to the Exchange Agent prior to the Expiration Date may tender their 6% Debentures pursuant to the guaranteed delivery procedure set forth herein. See "The Exchange Offer--Procedures for Tendering."

Fractional Shares........... Tendering holders of 6% Debentures will not receive fractional shares of Common Stock in the Exchange Offer but instead will receive an additional cash payment in lieu thereof. See "The Exchange Offer--Fractional Shares."

Appraisal Rights............ No appraisal or other similar statutory rights are available in connection with the Exchange
                             Offer.

Certain Federal Income Tax
 Consequences............... For a discussion of certain federal income tax consequences of the Exchange Offer to holders of 6% Debentures, see "Summary of Material Federal Income Tax Consequences."

Exchange Agent.............. ChaseMellon Shareholder Services, L.L.C. See "The
                             Exchange Offer--Exchange Agent."

                   CERTAIN CONSIDERATIONS AND SPECIAL FACTORS

  Prior to deciding whether to tender in the Exchange Offer, beneficial owners of 6% Debentures should consider carefully all of the information contained in this Offer to Exchange, especially the matters set forth in "Special Factors" and "Certain Considerations Related to the Company."

            SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following selected financial information relating to the Company for the periods shown should be read in conjunction with the Unaudited Pro Forma Condensed Consolidated Financial Statements, including the notes thereto, and the Consolidated Financial Statements, including the notes thereto, both of which appear elsewhere herein.

                          THREE-MONTH
                         PERIOD ENDED
                          (UNAUDITED)              THREE-MONTH PERIOD ENDED
                    -------------------------  ---------------------------------
                                                   PRO
                      PRO                         FORMA
                     FORMA                        MARCH                 MARCH
                     JUNE     JUNE     JUNE       1996      MARCH       1995
                     1996     1996     1995    (UNAUDITED)   1996    (UNAUDITED)
                    -------  -------  -------  ----------- --------  -----------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Statement of
 operations data
Net sales.........  $11,189  $11,189  $70,076   $  24,408  $ 24,408   $ 40,899
 Cost of sales....   10,467   10,467   54,707      40,799    40,799     49,768
                    -------  -------  -------   ---------  --------   --------
Gross profit
 (loss)...........      722      722   15,369     (16,391)  (16,391)    (8,869)
 Operating
  expenses:
 Research and
  development.....    2,465    2,465   10,352       8,874     8,874     13,427
 Selling, general
  and admini-
  strative........    2,771    2,771   10,270       8,836     8,836     13,171
 Restructuring
  charge..........      --       --       --          --        --         --
                    -------  -------  -------   ---------  --------   --------
  Total operating
   expenses.......    5,236    5,236   20,622      17,710    17,710     26,598
                    -------  -------  -------   ---------  --------   --------
Income (loss) from
 operations.......   (4,514)  (4,514)  (5,253)    (34,101)  (34,101)   (35,467)
 Other income
  (expense), net..     (198)  (1,025)  (1,070)     (1,027)   (1,854)      (786)
                    -------  -------  -------   ---------  --------   --------
Income (loss)
 before income
 taxes............   (4,712)  (5,539)  (6,323)    (35,128)  (35,955)   (36,253)
 Income tax
  provision
  (benefit).......        8        8       21         252       252     (1,166)
                    -------  -------  -------   ---------  --------   --------
Net income
 (loss)(1)........  $(4,720) $(5,547) $(6,344)  $ (35,380) $(36,207)  $(35,087)
                    =======  =======  =======   =========  ========   ========
Earnings (loss)
 per share(1).....  $  (.15) $  (.36) $  (.41)  $   (1.11) $  (2.32)  $  (2.29)
                    =======  =======  =======   =========  ========   ========
Weighted average
 common and common
 equivalent shares
 outstanding......   31,858   15,608   15,336      31,830    15,580     15,311
                    =======  =======  =======   =========  ========   ========
Balance sheet data
Working capital...  $27,976  $33,314  $81,163   $  14,677  $ 38,140   $ 87,069
Total assets......   60,551   71,751  184,738      64,183    92,383    191,054
Long term debt
 (excluding
 current portion).    8,500   71,250   78,463       8,500    71,250     77,269
Shareholders'
 equity (deficit).   24,079  (32,133)  49,780      28,003   (27,084)    54,945

                                            YEAR ENDED
                     -----------------------------------------------------------
                         PRO
                        FORMA
                      DECEMBER
                        1995     DECEMBER  DECEMBER  DECEMBER  DECEMBER DECEMBER
                     (UNAUDITED)   1995      1994      1993      1992     1991
                     ----------- --------  --------  --------  -------- --------
                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Statement of
 operations data
Net sales.........    $211,264   $211,264  $346,314  $382,926  $396,579 $350,875
 Cost of sales....     205,628    205,628   286,856   315,436   306,482  285,555
                      --------   --------  --------  --------  -------- --------
Gross profit
 (loss)...........       5,636      5,636    59,458    67,490    90,097   65,320
 Operating
  expenses:
 Research and
  development.....      42,469     42,469    43,648    36,112    27,868   24,065
 Selling, general
  and admini-
  strative........      44,274     44,274    43,500    41,906    38,656   33,258
 Restructuring
  charge..........         --         --        --      5,496       --       --
                      --------   --------  --------  --------  -------- --------
  Total operating
   expenses.......      86,743     86,743    87,148    83,514    66,524   57,323
                      --------   --------  --------  --------  -------- --------
Income (loss) from
 operations.......     (81,107)   (81,107)  (27,690)  (16,024)   23,573    7,997
 Other income
  (expense), net..        (932)    (4,242)   (2,985)   (3,888)    2,683    3,504
                      --------   --------  --------  --------  -------- --------
Income (loss)
 before income
 taxes............     (82,039)   (85,349)  (30,675)  (19,912)   20,890    4,493
 Income tax
  provision
  (benefit).......      (1,061)    (1,061)      --          4     1,333      150
                      --------   --------  --------  --------  -------- --------
Net income
 (loss)(1)........    $(80,978)  $(84,288) $(30,675) $(19,916) $ 19,557 $  4,343
                      ========   ========  ========  ========  ======== ========
Earnings (loss)
 per share(1).....    $  (2.55)  $  (5.46) $  (2.03) $  (1.34) $   1.33 $    .32
                      ========   ========  ========  ========  ======== ========
Weighted average
 common and common
 equivalent shares
 outstanding......      31,695     15,445    15,100    14,835    14,720   13,674
                      ========   ========  ========  ========  ======== ========
Balance sheet data
Working capital...    $ 34,295   $ 65,957  $121,022  $144,423  $163,394 $141,850
Total assets......     152,193    180,394   233,915   250,429   259,624  244,909
Long term debt
 (excluding
 current portion).      46,602    113,102    75,000    75,000    75,000   75,000
Shareholders'
 equity (deficit).      63,385      7,173    89,630   118,356   136,257  114,629

-------
(1) Income from the Company's Singapore and Thailand operations, sold in March, 1996, was exempt from income taxes in those countries for all periods shown and through December 1993, respectively. The income tax exemptions in Singapore and Thailand had no impact in 1996 nor in 1995, and had an effect of approximately $7,401 and $.49 in 1994, $4,800 and $.33 in 1993 and
    $12,879 and $.87 in 1992 on net income and earnings per share, respectively, as compared to income taxes at the maximum statutory rates. However, the aforementioned aggregate and per share effects were not necessarily indicative of the Company's consolidated incremental tax liability in the absence of such tax holidays historically (see Notes 1 and 2 to the Company's Consolidated Financial Statements).

                                SPECIAL FACTORS

PURPOSES OF THE EXCHANGE OFFER

  The purposes of the Exchange Offer are to: (i) enhance the Company's capital structure by discharging up to $66.5 million principal amount of outstanding debt ($75.0 million after repayment of the Promissory Notes); (ii) eliminate the deficit in the Company's stockholders' equity; (iii) allow the Company to invest its cash flow in expanding its business, through acquisitions or otherwise, rather than to service the indebtedness represented by the 6% Debentures; and (iv) permit the Company to continue (or become re-listed) as a publicly-traded Nasdaq NMS Company by increasing the Company's net tangible assets by more than $50 million.

  Following completion of the Exchange Offer, the Company plans to continue to expand its systems business, through acquisitions, joint ventures and internal growth. While the Company has no present plans to acquire specific businesses, the Company intends to consider acquisitions as a significant element of its expansion plans. Such acquisitions, if made, may be financed through the issuance of additional stock, through the incurrence of additional debt or with existing cash reserves. The Company believes that the significant reduction of the Company's debt obligations as a result of the Exchange Offer will increase the Company's ability to take advantage of opportunities in the systems business.

  As a result of the Exchange Offer, the Company will, assuming all of the outstanding 6% Debentures are exchanged pursuant to the Exchange Offer, realize a taxable gain of approximately $17.6 million from the discharge of the indebtedness under the Exchange Offer. At March 29, 1996, the Company had a tax net operating loss carryforward of approximately $124.2 million available to be carried forward to the years 2004-2011. General business tax credit carryforwards of approximately $8,562,000, expiring between 2000 and 2009, were also available to reduce future federal income taxes as of that date. However, under Internal Revenue Code Sections 382 and 383, the amount of the operating loss and general business credit carryforwards that can be used annually may be substantially limited due to certain changes in ownership. If consummated, the issuance of Common Stock in connection with the Offer to Exchange will cause such a change in ownership.

  If all of the outstanding 6% Debentures are exchanged pursuant to the Exchange Offer, on a pro forma basis the Company would have had net tangible assets of approximately $24.1 million as of June 28, 1996, as compared to a deficit of approximately $32.1 million on a historic basis. See "Unaudited Pro Forma Financial Data."

POSITION OF THE BOARD

  The Board of Directors has unanimously approved the Exchange Offer. For information concerning the directors of the Company, see "The Company-- Management." The Board believes that the Exchange Offer is in the best interest of the Company and its stockholders because it will improve the Company's consolidated capitalization and increase the Company's net tangible assets by more than $50 million, thereby enabling the Company to return to compliance with the minimum net tangible assets standard for continued inclusion of the Company Stock on the Nasdaq NMS. The Board further believes that the financial structure of the Company will be better suited to the Company's expected level of operations and profitability, and the Company will have greater flexibility to move forward with the growth of its business if the Exchange Offer is consummated.

  The decision to tender 6% Debentures pursuant to the Exchange Offer should be made by beneficial owners based upon individual investment objectives and other factors affecting such beneficial owners individually, including any federal, state, local or foreign tax consequences of tendering 6% Debentures pursuant to the Exchange Offer. Consequently, the Board is not making any recommendation to beneficial owners with respect to the Exchange Offer and has not authorized any person to make any such recommendations. Beneficial owners are urged to evaluate carefully all information contained in this Offer to Exchange and to consult their own financial and tax advisers in order to make their own decisions concerning whether to tender 6% Debentures in the Exchange Offer. See "Summary of Material Federal Income Tax Consequences."

FAIRNESS OF THE EXCHANGE OFFER

  The Company believes that the Exchange Offer is fair from a financial point of view to the beneficial owners of 6% Debentures, all of whom, other than by ownership of securities of the Company, are unaffiliated with the Company (with the exception of one officer of the Company, who holds 0.03% of the total amount of 6% Debentures outstanding). The Exchange Offer was approved by all of the directors of the Company. The Board based the terms of the Exchange Offer upon the terms of the Tender Agreement which were arrived at as a result of arm's-length negotiations between the Company and Loomis Sayles. See "Background of the Exchange Offer--Tender Agreement." The terms of the Exchange Offer are substantially equivalent to the terms set forth in the Tender Agreement.

  Other factors considered by the Board in connection with the structuring of the Tender Agreement and the Exchange Offer were (i) the premium represented by the Tender Offer Consideration over the price at which the 6% Debentures traded prior to the announcement of the Exchange Offer; (ii) the degree to which the conversion feature of the 6% Debentures is "out-of the money"; (iii) the historical trading pattern of the 6% Debentures and the Common Stock; (iv) recent market prices for 6% Debentures and Common Stock; (v) the pro forma effect of acceptance of the Exchange Offer on the Company's consolidated capitalization; and (vi) the federal income tax consequences of the Exchange Offer on the Company and the beneficial owners of 6% Debentures. In light of its consideration of the foregoing factors, the Board concluded that the Exchange Offer is fair to beneficial owners of 6% Debentures.

  The Company has not requested a fairness opinion, appraisal or similar report relating to the Exchange Offer from any investment banker or financial adviser. A fairness opinion, appraisal or similar report is sometimes requested by a company in order to obtain an opinion on whether a transaction is fair from a financial point of view to a particular group of persons. Based on the cost of obtaining such an opinion, appraisal or similar report and on the fact that the Board was not making any recommendation to beneficial owners of 6% Debentures concerning the Exchange Offer, the Board believes it is appropriate not to seek a fairness opinion, appraisal or similar report relating to the Exchange Offer. In addition, the non-employee directors of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated beneficial owners of 6% Debentures to negotiate the terms of the Exchange Offer or prepare a report concerning the fairness thereof.

  The 6% Debentures have no voting rights and the approval of a majority of the beneficial owners of 6% Debentures is not required in order for the Company to consummate the Exchange Offer. Nonetheless, if a beneficial owner of 6% Debentures does not approve of the terms of the Exchange Offer, such beneficial owner can elect not to tender 6% Debentures.

  For a summary of certain federal income tax consequences of the Exchange Offer applicable to beneficial owners of the 6% Debentures and the Company, see "Summary of Material Federal Income Tax Consequences."

CHANGE IN PRIORITY; COVENANTS AND OTHER PROVISIONS

  The 6% Debentures are debt obligations of the Company and, accordingly, have priority over the Company's Common Stock with respect to payments in connection with any liquidation, dissolution or winding up of the Company. 6% Debentures tendered and accepted pursuant to the Exchange Offer will be exchanged, in part, for shares of Common Stock and Warrants to purchase Common Stock. In any liquidation or reorganization of the Company under the United States Bankruptcy Code, such shares of Common Stock and Warrants, as equity securities, will rank below all debt claims, including untendered 6% Debentures. Additionally, such shares of Common Stock and Warrants will not be entitled to receive any payment or other distribution of assets upon the Company's liquidation or dissolution until satisfaction of the liquidation preference of any Preferred Stock (as defined below under the heading "Description of Capital Stock--Description of Preferred Stock") that may then be outstanding. In addition, tendering holders of 6% Debentures will give up the right to a fixed return on their investment and the right to a return of capital at a stated time. The market value of the Common Stock and

Warrants may be expected to be dictated by factors different from those that affect debt securities, including the Company's long-term prospects and industry conditions.

  6% Debentures tendered and accepted pursuant to the Exchange Offer will also be exchanged, in part, for Promissory Notes. The Promissory Notes will not contain various provisions that are included in the terms of the 6% Debentures, and that afford certain protections to the holders thereof. For example, the Promissory Notes will not contain the restrictive covenants included in the Indenture governing the 6% Debentures, or any other covenants restricting the Company's activities, other than the covenant requiring that the proceeds of future debt financings be applied to repayment of the Promissory Notes. In addition, as the total amount of Promissory Notes is under $10 million, the Promissory Notes are not expected to be subject to the Trust Indenture Act of 1939, as amended. See "Description of 6% Debentures" and "Description of Promissory Notes."

CONSEQUENCES FOR UNTENDERED 6% DEBENTURES

  The consummation of the Exchange Offer is likely to have a number of effects on the holders of untendered 6% Debentures. To the extent that 6% Debentures are tendered and accepted in the Exchange Offer, a smaller outstanding principal amount of the 6% Debentures will be available for trading (a smaller "float"). A security with a smaller float may command a lower price than would a comparable security with a greater float. Therefore, the price for untendered 6% Debentures may be affected adversely to the extent that the amount of 6% Debentures exchanged pursuant to the Exchange Offer reduces the float. The reduced float may also tend to make the trading price of such remaining 6% Debentures more volatile. Upon Consummation of the Exchange Offer, the 6% Debentures are unlikely to meet the minimum requirements for quotation on the Nasdaq SmallCap Market and are expected to be delisted. Moreover, the untendered 6% Debentures are eligible for termination of registration pursuant to Section 12(g)(4) of the Act. After the consummation of the Exchange Offer, the Company intends to terminate the registration of the 6% Debentures, which termination may adversely affect the price and marketability of the 6% Debentures.

ABSENCE OF FINANCIAL ADVISER

  The Company has not retained any investment banker or financial adviser to assist it in structuring the terms of the Exchange Offer. See "--Fairness of the Exchange Offer."

CERTAIN INCOME TAX CONSIDERATIONS

  The exchange of the 6% Debentures for the Tender Offer Consideration is likely to be treated as a recapitalization, in which case (subject to certain exceptions) an exchanging holder will recognize gain (but not loss) equal to the lesser of (i) the excess of (A) the fair market value of the Common Stock, the fair market value of the Warrants, the fair market value of the Promissory Notes and the amount of cash received over (B) the holder's adjusted tax basis in the 6% Debentures surrendered therefor or (ii) the fair market value of the Warrants, the fair market value of the Promissory Notes and the amount of cash received. The holder's initial tax basis in the Common Stock received in the Exchange Offer will equal the holder's adjusted tax basis in the 6% Debentures surrendered therefor, decreased by the fair market value of the Warrants, the fair market value of the Promissory Notes and the amount of cash received in the Exchange Offer, and increased by the amount of gain recognized on the exchange. The holder's initial tax basis in the Warrants and the Promissory Notes will be their fair market value. See "Summary of Material Federal Income Tax Consequences."

DILUTION; SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  If 100% of the 6% Debentures are accepted for exchange pursuant to the Exchange Offer, the Company will issue, in the aggregate, 16,250,000 shares of Common Stock representing approximately 49.0% of the outstanding shares of Common Stock, and Warrants to purchase 3,000,000 shares of Common Stock representing, when exercised and taken together with the Common Stock issued as part of the Tender Offer Consideration, approximately 53.2% of the outstanding shares of Common Stock (in each case, based on the number of shares outstanding on August 5, 1996 and giving effect to the issuance of shares in the Exchange Offer). In addition, 1,761,400 shares of Common Stock are reserved for issuance under the Company's option plans (the "Option Plans"), of which 1,596,200 are subject to outstanding options. 1,580,081 shares of Common Stock are also issuable in the aggregate upon exercise of certain outstanding warrants. The Company has effective Registration Statements on Form S-8 under the Securities Act with respect to the shares of Common Stock issuable under the Option Plans. Shares of Common Stock issued under the Option Plans, other than shares held by affiliates of the Company, will be eligible for resale in the public market without restriction. Moreover, the Company has agreed to use its best efforts to register, prior to the consummation of the Exchange Offer, the 3,000,000 shares of Common Stock issuable upon exercise of the Warrants. In addition, in connection with the Company's July 1, 1996 transaction with FWB Software, Inc. ("FWB"), FWB will receive additional shares (or return shares) of Common Stock such that the market value (as defined in the Operating Agreement of FWB Software, LLC) of the shares issued to FWB (1,256,123 were issued to FWB on July 1, 1996) is equal to $7.5 million, such adjustment to occur on October 29, 1996. See Appendix D, Note 4 to the Company's Unaudited Condensed Consolidated Financial Statements. Future sales of shares of Common Stock by existing stockholders or the issuance of shares of Common Stock upon the exercise of options or warrants or the Warrants or to FWB could have a negative impact on the market price of the Common Stock.

SIGNIFICANT STOCKHOLDER

  Following consummation of the Exchange Offer, Loomis Sayles will advise investors holding approximately 38.7% of the outstanding Common Stock, and approximately 42.0% assuming exercise of all Warrants (in each case, based on the number of shares outstanding on August 5, 1996 and giving effect to the issuance of shares in the Exchange Offer). In addition, the Company has agreed to include two persons designated by investors advised by Loomis Sayles on its Board of Directors prior to or on the Expiration Date, and to include two persons designated by investors advised by Loomis Sayles in management's slate of nominees in future elections, until such time investors advised by Loomis Sayles no longer own at least 28% of the outstanding Common Stock of StreamLogic. Nasdaq representatives have advised the Company that, under Nasdaq rules, the consummation of the Exchange Offer may be deemed to constitute a change in control of the Company.

CHANGE IN CASH

  If all of the 6% Debentures are tendered and accepted pursuant to the Exchange Offer, the Company will be required to pay a total of $9 million in cash upon consummation of the Exchange Offer. Such amount will be paid from the Company's general working capital. As of September 30, 1996, the Company had approximately $22 million in cash and cash equivalents. Accordingly, the consummation of the Exchange Offer will result in a significant reduction in the cash position of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "--StreamLogic Strategic and Financial Alternatives."

                 CERTAIN CONSIDERATIONS RELATED TO THE COMPANY

  Prior to deciding whether to tender 6% Debentures in the Exchange Offer, holders of 6% Debentures should carefully consider all of the information contained in this Offer to Exchange, especially the considerations described or referred to in the following paragraphs and under the heading "Special Factors."

CUSTOMER CONCENTRATION

  For the three-month period ended June 28, 1996, three customers, Peripheral Technology Group, Ingram Micro and Micropolis (S) Pte Ltd ("MPL"), accounted for 15%, 11% and 21% of the Company's net sales, respectively. Ingram Micro has been and is anticipated to continue to be a significant customer for the products comprising the FWB hardware business acquired by StreamLogic effective July 1, 1996. MPL became a customer as a European distributor effective March 29, 1996 under the European Distribution Handling Agreement between the Company and MPL. The Company and MPL elected to terminate the European Distribution Handling Agreement effective August 2, 1996, at which time the Company began shipping directly to other European distribution customers. Accordingly, MPL is no longer a customer. The Company has no long-term purchase commitments from its customers. Customers may cancel their orders under certain circumstances. There can be no assurance that orders from existing customers, including the Company's principal customers, will continue at their historical levels, or that the Company will be able to obtain orders from new customers. In addition, there can be no assurance that existing customers, including the Company's principal customers, will not develop their own storage solutions internally and as a result reduce or eliminate purchases from the Company. Loss of one or more of the Company's current customers, particularly a principal customer, or cancellation or rescheduling of orders already placed, could materially and adversely affect the Company's operating results.

SUPPLIER AND COMPONENT DEPENDENCE

  The Company depends heavily on its suppliers to provide high quality materials on a timely basis and at reasonable prices. Although many of the components for the Company's products are available from several sources at competitive prices, certain of the disk drives used in its products are purchased by the Company from a single source. Furthermore, because of increased industry demand for many of those components, their manufacturers may, from time to time, not be able to make delivery on orders on a timely basis. In addition, manufacturers of components on which the Company relies may choose for numerous reasons not to continue to make components, or the next generation of those components, available to the Company.

  Effective March 29, 1996 the Company and MPL have entered into an OEM supply agreement. Among other things, the OEM Supply Agreement allows StreamLogic to buy at prices equal to or slightly lower than the most favored OEM customer of MPL. StreamLogic must offer all its disk drive business and requirements to MPL on a right-of-first-refusal basis, subject to the ability of MPL to meet certain quality, delivery and other standards. The agreement has an initial two-year term, after which it may be renewed annually by mutual agreement.

  There can be no assurance that the Company will be able to obtain, at all or on a timely basis, all of the components it requires. If the Company cannot obtain essential components as required, the Company could be unable to meet demand for its products, thereby materially adversely affecting its operating results and allowing competitors to gain market share. In addition, scarcity of such components could result in cost increases and adversely affect the Company's operating results.

COMPETITION

  The market for all levels of RAID disk arrays and related products is highly competitive and characterized by price erosion over the life of a product. Competitors in the Company's markets include other disk array manufacturers, systems integrators that market computer systems containing general purpose RAID disk arrays, companies offering standard computer systems with video specific software and companies offering specially designed video server systems. Such competitors often offer systems at lower prices than those offered by the

Company and the Company must compete on the basis of product performance in specific applications. Many of these competitors have greater financial, manufacturing and marketing resources than those of the Company.

  The Company's ability to compete successfully depends upon its ability to continue to develop high performance products that obtain market acceptance and can be sold at increasingly competitive prices. Although the Company believes that its disk array products have certain competitive advantages, there can be no assurance that the Company will be able to compete successfully in the future or that other companies may not develop products with greater performance and thus reduce the demand for the Company's product. Furthermore, as more companies enter the disk array market, the Company may encounter increased price competition for such products which could materially and adversely affect the Company's operating results. Also, the Company's OEM customers and other manufacturers could develop their own disk arrays or could integrate competitive disk arrays into their systems rather than the Company's products, which could materially and adversely affect the Company's operating results.

NEW PRODUCTS

  Markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and relatively short product life cycles. The Company's ability to compete successfully will depend on its ability to enhance its existing products and introduce new products on a timely and cost-effective basis. There can be no assurance that the Company will be successful in introducing such new products or enhancements. Delays in product enhancements and developments or the failure of the Company's new products or enhancements to gain market acceptance would have an adverse effect on the Company's business and operating results. In addition, there can be no assurance that new products or technologies developed by others, or the emergency of new industry standards, will not render the Company's products or technologies noncompetitive or obsolete. Despite testing, new products may be affected by quality, reliability or interoperability problems, which could result in returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders, and a decline in the Company's competitive position.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  The Company has experienced and expects to continue to experience significant fluctuations in its quarterly operating results due to a variety of factors. Such factors may include but are not limited to the acquisition of the FWB hardware business as of July 1, 1996, the timing of receipt and shipment of significant orders, the cost and timing of new product releases and product enhancements by the Company and its competitors, variations in the Company's product mix, market acceptance of new or enhanced versions of the Company's products, changes in pricing and promotion policies by the Company and its competitors, the cost and availability of disk drives and other key components, and general economic conditions. Quarterly sales depend on the volume and timing of orders received during a quarter, which are difficult to forecast. The Company's expenses during a quarter are based, in part, on its expectations as to customer demand for its products. Demand falling below expectations in any quarter could have a material adverse effect on operating results. In addition, the need for continued expenditures for research and development, marketing and customer service and support would have it difficult for the Company to reduce its expenses in a particular quarter if the Company's sales forecast for such quarter were not met.

INTERNATIONAL OPERATIONS

  Net sales to customers outside the United States accounted for approximately 34% of net sales in the three months ended June 28, 1996. The Company expects that international sales will continue to represent a significant portion of the Company's net sales. Sales to customers outside the United States are subject to risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and United States import and export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas. In addition, fluctuations in the value of foreign currencies relative to the U.S. dollar could make the Company's products less price competitive and, since the Company denominates certain of its sales in foreign currencies, losses could result from foreign currency transactions. Furthermore, although the Company endeavors to meet technical standards established by foreign regulatory bodies, there can be no assurance that the Company will be able to comply with changes in foreign standards in the future. The inability of the Company to design products to comply with foreign standards could have a material adverse effect on the Company. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of key personnel, many of whom would be difficult to replace and are not subject to noncompetition agreements. If any of these employees were to leave the Company, the Company's operating results could be materially adversely affected. The Company believes its future success will also depend, in large part, upon its ability to hire and retain highly skilled engineering, managerial, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

POSSIBLE VOLATILITY OF STOCK PRICE

  The Company's Common Stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter to quarter variations in the actual or anticipated financial results of the Company, announcements by the Company, its competitors or its customers, government regulations, and developments in the industry. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many technology companies in particular and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations and general economic conditions may affect the market price of the Company's Common Stock.

DIVIDEND POLICY

  The Company has never declared or paid any dividends on the Common Stock, and it is not contemplated that the Company will pay dividends on the Common Stock in the foreseeable future.

INTEGRATION OF ACQUIRED BUSINESS

  The Company acquired the FWB hardware business as of July 1, 1996. Such acquisition could result in amortization expenses related to goodwill and intangible assets that could adversely affect the Company's operating results. In addition, gross margins of acquired products, necessary product or technology development expenditures and other factors involved in the FWB hardware business or any other acquired business could result in dilution to the Company's earnings. Such acquisition also may involve numerous other risks, including difficulties in the assimilation of the operations and products of the acquired business, dependence on new products and processes, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, the potential loss of key employees of the acquired business and difficulties in attracting additional key employees necessary to absorb added management responsibilities. The Company has commenced a number of programs to integrate the FWB hardware business into that of StreamLogic, including the relocation of certain of its office and possibly manufacturing space and the upgrading of its internal computer systems. If the Company is unable to manage the assimilation process effectively or hire and retain qualified personnel, the Company's business and operating results could be materially and adversely affected. No assurance can be given as to the effect of this or any future acquisition on the Company's business or operating results.

ANTI-TAKEOVER PROVISIONS

  The Company has adopted a stockholder rights plan designed to deter potentially coercive takeover attempts. In addition, the Company has authorized a class of preferred stock, issuable in series with such rights, preferences, privileges and restrictions as the Board of Directors may determine without any further stockholder approval. These provisions could have the effect of delaying or preventing a change in control or other corporate action.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company at June 28, 1996, and as adjusted to give effect to the exchange of all of the outstanding 6% Debentures had the exchange occurred on that date. The following consolidated capitalization of the Company should be read in conjunction with the Unaudited Pro Forma Condensed Consolidated Financial Statements, including the notes thereto, and the Consolidated Financial Statements, including the notes thereto, both of which appear elsewhere herein.

                            STREAMLOGIC CORPORATION
                   UNAUDITED CONSOLIDATED CAPITALIZATION(1)
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                       JUNE 28, 1996
                                              ---------------------------------
                                                                    STREAMLOGIC
                                              STREAMLOGIC EXCHANGE  CORPORATION
                                              CORPORATION  OFFER     PRO FORMA
                                              ----------- --------  -----------
Current maturities of long term debt.........  $   3,750  $ (3,750)  $     --
Unsecured promissory notes, due 1998.........        --      8,500       8,500
6% Convertible Subordinated Debentures due
 2012........................................     71,250   (71,250)        --
                                               ---------  --------   ---------
                                               $  75,000  $(66,500)  $   8,500
                                               =========  ========   =========
Shareholders' equity (deficit):
  Preferred stock, $1.00 par value; 2,000,000
   shares authorized, none issued............  $     --   $    --    $     --
  Common stock, $1.00 par value, 50,000,000
   shares authorized; 15,672,967 shares
   issued and outstanding(1).................     15,673    16,250      31,923
  Additional paid-in capital.................    112,735    25,750     138,485
  Accumulated deficit........................   (160,541)   14,212    (146,329)
                                               ---------  --------   ---------
    Total shareholders' equity (deficit).....  $ (32,133) $ 56,212   $  24,079
                                               =========  ========   =========

--------
(1) Excludes (i) 1,446,600 shares of Common Stock reserved for issuance pursuant to stock options outstanding as of June 28, 1996; (ii) 1,580,081 shares of Common Stock issuable in the aggregate upon exercise of certain existing warrants; and (iii) 3,000,000 shares of Common Stock issuable upon exercise of the Warrants. Also excludes the number of shares the Company may issue as of October 29, 1996 in connection with the Company's July 1, 1996 agreement with FWB Software, Inc. See "Dilution; Shares Eligible for Future Sale; Registration Rights."

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited pro forma condensed consolidated balance sheet of StreamLogic Corporation as of June 28, 1996 and the unaudited pro forma condensed consolidated statements of operations for the three-month periods ended June 28, 1996 and March 29, 1996 and the year ended December 29, 1995 have been prepared to illustrate the effect of the proposed Exchange Offer. The financial statements have been prepared as though the Exchange had occurred on June 28, 1996 for purposes of the pro forma balance sheet and as of March 30, 1996, December 30, 1995 and December 31, 1994, respectively, for purposes of the pro forma statements of operations. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the unaudited pro forma financial statements.

  The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or consolidated results of operations of StreamLogic Corporation that would have been reported had the Exchange occurred on the dates indicated, nor do they represent a forecast of the consolidated financial position of StreamLogic Corporation at any future date or the consolidated results of operations of StreamLogic Corporation for any future period. Amounts representing the Tender Offer Consideration, transaction fees, fair market value of Warrants and income tax provision, as reflected in the accompanying pro forma financial statements, are preliminary and subject to the consummation of the Exchange. The actual amount of Tender Offer Consideration and the estimated fair market value of the Warrants will depend on the price of Streamlogic Common Stock on the date of the Exchange, which cannot now be determined. The Pro Forma Gain was computed based on a stock price of $2.40 and the actual stock price will not be determined until the Exchange Date. The unaudited pro forma condensed consolidated financial statements, including the Notes thereto, should be read in conjunction with the historical consolidated financial statements of StreamLogic Corporation, which are included herein.

                         UNAUDITED PRO FORMA CONDENSED

                          CONSOLIDATED BALANCE SHEET

                                (IN THOUSANDS)

                                                       JUNE 28, 1996
                                              ---------------------------------
                                                                    STREAMLOGIC
                                              STREAMLOGIC EXCHANGE  CORPORATION
                                              CORPORATION OFFER(1)   PRO FORMA
                                              ----------- --------  -----------
                   ASSETS
Current assets:
  Cash, cash equivalents and short-term in-
   vestments.................................  $  45,859  $(10,000)  $ 35,859
  Accounts receivable, net...................      8,144       --       8,144
  Receivable from Singapore Technologies.....      1,000       --       1,000
  Inventories................................      8,025       --       8,025
  Other current assets.......................      1,200       --       1,200
                                               ---------  --------   --------
    Total current assets.....................     64,228   (10,000)    54,228
Property, plant and equipment, net...........      5,639       --       5,639
Other assets.................................      1,884    (1,200)       684
                                               ---------  --------   --------
                                               $  71,751  $(11,200)  $ 60,551
                                               =========  ========   ========
 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFI-
                     CIT)
Current liabilities:
  10% Subordinated Notes.....................  $  10,000  $    --    $ 10,000
  Current maturities of long-term debt.......      3,750    (3,750)       --
  Accounts payable...........................      6,302       --       6,302
  Other accrued liabilities..................     10,862      (912)     9,950
                                               ---------  --------   --------
Total current liabilities....................     30,914    (4,662)    26,252
Unsecured promissory notes, due 1998.........        --      8,500      8,500
Long term debt...............................     71,250   (71,250)       --
Deferred income taxes........................      1,720       --       1,720
Shareholders' equity (deficit):
    Common stock.............................     15,673    16,250     31,923
    Additional paid-in capital...............    112,735    25,750    138,485
    Accumulated deficit......................   (160,541)   14,212   (146,329)
                                               ---------  --------   --------
      Total shareholders' equity (deficit)...    (32,133)   56,212     24,079
                                               ---------  --------   --------
                                               $  71,751  $(11,200)  $ 60,551
                                               =========  ========   ========

--------
(1) To give effect to the payment of cash and issuance of Common Stock and Warrants pursuant to the Exchange assuming the holders of 100% of the outstanding debentures accept the exchange. The pro forma gain application to the above proposed Exchange after estimated adjustments (assuming 100% participation by the holders) is:

   Face value of debentures............................................ $75,000
   Cash consideration..................................................  (9,000)
   Unsecured promissory notes..........................................  (8,500)
   Common Stock issued................................................. (39,000)
   Reversal of accrued interest........................................   1,312
   Transaction fees....................................................  (1,000)
   Charge off unamortized bond issuance cost...........................  (1,200)
   Value of Warrants issued............................................  (3,000)
                                                                        -------
                                                                         14,612
   Book provision for income tax.......................................     400
                                                                        -------
   Pro forma gain...................................................... $14,212
                                                                        =======

                         UNAUDITED PRO FORMA CONDENSED

                     CONSOLIDATED STATEMENT OF OPERATIONS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               THREE MONTHS ENDED JUNE 28, 1996
                                               ---------------------------------
                                                                    STREAMLOGIC
                                               STREAMLOGIC EXCHANGE CORPORATION
                                               CORPORATION OFFER(2) PRO FORMA(3)
                                               ----------- -------- ------------
Net sales.....................................   $11,189    $  --     $11,189
Cost of sales.................................    10,467       --      10,467
                                                 -------    ------    -------
Gross profit..................................       722       --         722
Operating expenses:
  Research and development....................     2,465       --       2,465
  Selling, general and administrative.........     2,771       --       2,771
                                                 -------    ------    -------
  Total operating expenses....................     5,236       --       5,236
                                                 -------    ------    -------
Loss from operations..........................    (4,514)      --      (4,514)
Interest expense, net.........................    (1,025)      827       (198)
                                                 -------    ------    -------
Loss before income taxes......................    (5,539)      827     (4,712)
Income tax provision..........................         8       --           8
                                                 -------    ------    -------
Net loss......................................   $(5,547)   $  827    $(4,720)
                                                 =======    ======    =======
Loss per share................................   $  (.36)             $  (.15)
                                                 =======              =======
Weighted average shares outstanding...........    15,608    16,250     31,858
                                                 =======    ======    =======

--------
(2) Adjustment to interest expense to give effect to Exchange at the beginning of period presented; reduction of interest expense on Debentures of $1,125 offset by interest expense on unsecured promissory notes of $298. See Note
    (1) to Unaudited Pro Forma Condensed Consolidated Balance Sheet.
(3) The above pro forma consolidated statement of operations does not include an extraordinary gain of $14,212 which would be recorded in the Company's consolidated financial statements in the period in which the Exchange Offer is consummated.

                         UNAUDITED PRO FORMA CONDENSED

                     CONSOLIDATED STATEMENT OF OPERATIONS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             THREE MONTHS ENDED MARCH 29, 1996
                                            ------------------------------------
                                                                    STREAMLOGIC
                                             STREAMLOGIC   EXCHANGE CORPORATION
                                            CORPORATION(6) OFFER(4) PRO FORMA(5)
                                            -------------- -------- ------------
Net sales..................................    $ 24,408     $  --     $ 24,408
Cost of sales..............................      40,799        --       40,799
                                               --------     ------    --------
Gross loss.................................     (16,391)       --      (16,391)
Operating expenses:
  Research and development.................       8,874        --        8,874
  Selling, general and administrative......       8,836        --        8,836
                                               --------     ------    --------
  Total operating expenses.................      17,710        --       17,710
                                               --------     ------    --------
Loss from operations.......................     (34,101)       --      (34,101)
Interest income (expense), net.............      (1,854)       827      (1,027)
                                               --------     ------    --------
Loss before income taxes...................     (35,955)       827     (35,128)
Income tax provision ......................         252        --          252
                                               --------     ------    --------
Net loss...................................    $(36,207)    $  827    $(35,380)
                                               ========     ======    ========
Net loss per share.........................    $  (2.32)              $  (1.11)
                                               ========               ========
Weighted average shares outstanding........      15,580     16,250      31,830
                                               ========     ======    ========

--------
(4) Adjustment to interest expense to give effect to Exchange at the beginning of period presented; reduction of interest expense on Debentures of $1,125 offset by interest expense or unsecured promissory notes of $298. See Note
    (1) to Unaudited Pro Forma Condensed Consolidated Balance Sheet.
(5) The above pro forma consolidated statement of operations does not include an extraordinary gain of $14,212 which would be recorded in the Company's consolidated financial statements in the period in which the Exchange Offer is consummated.
(6) Included in the historical statement of operations of StreamLogic Corporation are the revenues, cost of sales and operating expenses of the disk drive business which was sold as of March 29, 1996 and which amounted to approximately $17,670, $35,109 and $14,331, respectively. (See Note 10 to the historical consolidated financial statements of StreamLogic Corporation for the three months ended March 29, 1996, which are incorporated herein.)

                         UNAUDITED PRO FORMA CONDENSED

                     CONSOLIDATED STATEMENT OF OPERATIONS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                YEAR ENDED DECEMBER 29, 1995
                                            ------------------------------------
                                                                    STREAMLOGIC
                                             STREAMLOGIC   EXCHANGE CORPORATION
                                            CORPORATION(9) OFFER(7) PRO FORMA(8)
                                            -------------- -------- ------------
Net sales..................................    $211,264    $   --     $211,264
Cost of sales..............................     205,628        --      205,628
                                               --------    -------    --------
Gross profit...............................       5,636        --        5,636
Operating expenses:
  Research and development.................      42,469        --       42,469
  Selling, general and administrative......      44,274        --       44,274
                                               --------    -------    --------
  Total operating expenses.................      86,743        --       86,743
                                               --------    -------    --------
Loss from operations.......................     (81,107)       --      (81,107)
Interest expense, net......................      (4,242)     3,310        (932)
                                               --------    -------    --------
Loss before income taxes...................     (85,349)     3,310     (82,039)
Income tax benefit.........................      (1,061)       --       (1,061)
                                               --------    -------    --------
Net loss...................................    $(84,288)   $ 3,310    $(80,978)
                                               ========    =======    ========
Net loss per share.........................    $  (5.46)              $  (2.55)
                                               ========               ========
Weighted average shares outstanding........      15,445     16,250      31,695
                                               ========    =======    ========

--------
(7) Adjustment to interest expense to give effect to Exchange at the beginning of period presented; reduction of interest expense on Debentures of $4,500 offset by interest expense on unsecured promissory notes of $1,190. See Note (1) to Unaudited Pro Forma Condensed Consolidated Balance Sheet.
(8) The above pro forma consolidated statement of operations does not include an extraordinary gain of $14,212 which would be recorded in the Company's consolidated financial statements in the period in which the Exchange Offer is consummated.
(9) Included in the historical statement of operations of StreamLogic Corporation are the revenues, cost of sales and operating expenses of the disk drive business which was sold as of March 29, 1996 and which amounted to approximately $171,921, $176,336 and $59,440, respectively. (See Note 10 to the historical consolidated financial statements of StreamLogic Corporation for the three months ended March 29, 1996, which are incorporated herein.)

                                  THE COMPANY

GENERAL

  StreamLogic Corporation (formerly Micropolis Corporation) was incorporated in California in December 1976. In April 1987, the Company was reincorporated in Delaware. In March 1996, the Company changed its name from Micropolis Corporation to StreamLogic Corporation. Unless the context otherwise indicates, the terms "StreamLogic" and "Company" refer to StreamLogic Corporation and its consolidated subsidiaries. On May 13, 1996 the Company elected to change its fiscal year end from the last Friday in December to the last Friday in March, beginning with March 1996. Accordingly, the three-month period ended March 29, 1996 represented a transition period (the 1996 transition period) between the fiscal year ended December 29, 1995 and the fiscal year ending March 28, 1997.

  StreamLogic develops and markets leading-edge video delivery, digital media storage, and networking RAID and data management solutions. It offers storage subsystem products known as the RAIDION and MICRODISK, the HAMMER line of high performance products, the VIDEON line of video-on-demand server subsystems, and a line of low cost digital video disk recorders which allow real time record and playback of video material. The Company sells these products and systems directly to original equipment manufacturers ("OEMs") and systems integrators and through independent distributors and dealer channel partners for resale to end users.

  On March 29, 1996, the Company completed the Sale of its previously operated hard disk drive business to ("STC"). The Company and STC have entered into an OEM supply agreement effective upon consummation of the Sale. Among other things, the OEM Supply Agreement allows the Company after the Sale to buy hard disk drives at prices equal to or slightly lower than the most favored OEM customer of STC. The Company must offer all its disk drive business and requirements to STC on a right-of-first-refusal basis, subject to the ability of STC to meet certain delivery and other standards. The agreement has an initial two-year term, after which it may be renewed annually by mutual agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRODUCTS

 Systems Business

 RAID

  The Company's Systems Business competes in the local area network ("LAN")- based redundant array of inexpensive disks ("RAID") market. RAID is a large-scale storage technology that replaces one high-capacity hard disk drive with an array of smaller, less expensive drives. The RAID concept provides protection of data against the possibility of failure of any one drive in the array by storing redundant information on different drives within the array (mirroring), or by separating and distributing data flow with parity check blocks across multiple drives within the array. If data is lost or corrupted, the array can automatically reconstruct the lost or corrupted data from the remaining data blocks using the associated parity blocks and continue with uninterrupted operation.

  The growth in the LAN RAID market has been attributable in large measure to the trend toward requiring mainframe level functionality on LAN-based systems, the introduction by personal computer-based server manufacturers of symmetrical multiprocessor servers and a significant increase in multimedia personal computers capable of displaying video compressed using the Motion Picture Experts Group ("MPEG") standard. Competition in this market is resulting in increased levels of system integration and product enhancements, and decreased costs for comparable performance.

  Increased system integration is achieved by pre-configuring systems to include everything needed to "plug and play" and testing them in a systems environment before shipment. Certain competitors (the "captive" market) have introduced network file servers already configured for their own RAID products. Other competitors offer RAID products with built-in functionality such as tape backup devices. However, opportunities for growth in the non-captive market in which the Company participates could still be substantial. The Company's RAID products are aimed at those end users and systems integrators who value having the choice of supplying or buying a RAID product tailored to their specific application or need at a reasonable cost.

  The Company offers both software and hardware-based RAID products. In some instances, software RAID products are favored over hardware products due to the perceived cost differences between hardware and software, although software solutions require more overhead from the system. Software solutions are also favored, for example, on single user desktop systems where cost and performance are important and the user has more processing power. In situations where systems operations are very central processing unit ("CPU") intensive, users would prefer a hardware RAID solution so that the computational effort can be off-loaded from the CPU.

  The Company's RAID products consist of the RAIDION line of fault-tolerant disk arrays and the MICRODISK. The RAIDION line encompasses a software-based array known as the Model LT (featuring 3 1/2-inch drives) and the Model LS (featuring 5 1/4-inch drives), and a hardware-based array which incorporates a proprietary disk array controller known as Gandiva. The Gandiva controller card in the Company's current hardware RAID products performs the basic interface between the host computer and the drive array as well as the RAID fault tolerance, array maintenance and management functions. The software-based RAIDION products have been optimized for use on the Novell Netware and IBM OS/2 operating systems. The hardware-based RAIDION has been optimized to work with a greater number of operating systems, including Netware, OS/2, Microsoft Windows NT, Apple Macintosh and UNIX. The MICRODISK product consists of an external storage device in a modular housing. The systems described above accounted for 26% of total revenues in the 1996 transition period and 87% of total revenues for the three-months ended June 28, 1996.

  In December 1995, the Company announced RAIDIONplus, an extension of the current Gandiva array controller that improves performance, redundancy, array management capability and has features that will allow RAIDIONplus to be used in applications from on-line transaction processing (OLTP) to multimedia. RAIDIONplus provides features such as dynamic expansion, adaptive caching, and a Fast 20 Wide Small Computer System Interface ("SCSI") interface, advanced dial in/dial out and network array management, and removable non-volatile dynamic random-access memory. The RAIDIONplus began customer shipments during the second quarter of the 1997 fiscal year.

  Pursuant to the Company's acquisition of the FWB hardware business, the Company's products also include the FWB Hammer hardware subsystems for both Macintosh and Windows, including the SledgeHammer RAID storage line, JackHammer PCI SCSI accelerator card line, and the Hammer DLT digital linear tape subsystem.

 Video Servers

  The Company offers a line of video servers which use hard disk drives to store and retrieve audio and full motion video signals. Such video servers, which can replace video cassette recorder systems, are used to play back video material that has been previously digitally encoded and compressed; they are marketed in the hospitality, multimedia and cable TV markets. Video server applications in the hospitality market include displaying digitally encoded and compressed movies to guests in hotels, aircraft and cruise ships. Multimedia applications include corporate training, campus training and video libraries. Video servers in the cable TV market are designed to insert local cable TV advertisements in a video stream.

  The Company's initial video server, installed in hotels, was introduced in early 1994, with product deliveries beginning in June 1994. The Company's AV Server 50, 100 and 200, enable up to 16, 32 and 64 users, respectively, to randomly select and view, with video cassette recorder-like functionality, video material on demand from an on-disk library of up to 60 full length movies. During the 1996 transition period, sales of these servers were made primarily to the hospitality industry and cable headends for local cable TV advertisement insertion. The systems described above accounted for 1% of total revenues in the 1996 transition period and 13% of total revenues for the three months ended June 28, 1996.

 Video Disk Recorders

  The Company is currently developing a line of low cost digital video disk recorders which also use hard disk drives to store and retrieve audio and full motion video signals. Video disk recorders utilize built-in encoding and compression circuitry, allowing real time record and playback of video material. Applications for video disk recorders include professional editing of video for audio, non-linear editing, linear editing, graphics and animation and other general post-production activities.

 Existing Products

  StreamLogic's current product line offerings include:

 .      RAIDION(R) fault-tolerant disk arrays--software- and hardware-based
       RAID storage solutions for network data processing environments as well as video and multimedia applications.

 .      MICRODISK(R) and MICRODISK AV subsystems--modular, stackable, external storage for desktop computing and network environments and optimized for professional audio/video editing and desktop multimedia applications.

 .      SERVRplus(R) failover protection for file servers--a low-cost combination of software and hardware that provides standby server failover protection for Novell NetWare and Microsoft Windows NT servers.

 .      STREAMLINK(R) direct network attach module--an easy, inexpensive addition of RAIDION directly on a network without having to add another server and without bringing the network down or reformatting the storage.

 .      SLEDGEHAMMER and SLEDGEHAMMER . Pro removable canister disk arrays--
       high performance disk arrays featuring removable canister technology supporting digital video capture and playback and RAID disk array management utility software, for Power Macintosh with PCI and for Windows NT.

 .      JACKHAMMER(R) ultra SCSI host adapters--RISC-based, fast and wide SCSI-
       3 accelerators for PCI and NuBus MacOS computers and Windows systems.

 .      HAMMER DLT(R) digital linear tape subsystems--digital linear tape subsystem providing fast, continuous, and unattended backup, archiving, and retrieval of up to 200 GB of compressed data for large networks, digital video, pre-press and high-resolution graphics applications.

 .      VIDEO DISK RECORDER(TM) (VDR)--digital disk recorder technology for professional and commercial video editing and playback environments.

 .      VIDEON(TM)--Motion Picture Experts Group ("MPEG")-based video-on-demand
       ("VOD") servers for hospitality and cable television broadcast environments.

  The brand names "RAIDION," "MICRODISK" and "HAMMER" are believed to be of significant importance to ongoing market recognition and acceptance of the products sold under those names and their variants. StreamLogic's products are sold to OEMs and system integrators and through distribution channels worldwide.

  In 1995, revenues attributable to the products retained by StreamLogic amounted to $39.5 million and all but $2.5 million of these revenues came from products sold into the LAN RAID sub-system market. In the future, and especially in 1997, StreamLogic's revenue base will be largely dependent on its success in the LAN RAID sub-system market.

  StreamLogic products in the LAN RAID segment will continue to focus on Novell, Windows NT and Macintosh clustered operating environments. RAID functionality is required to ensure both data availability and data integrity. In addition, requirements exist for increasingly comprehensive management features. The company currently offers RAIDION desktop and rack mount configurations with RAID functionality in both external array controllers and host based software subsystems. Plans to bring deskside configurations to market in 1997 will continue the current scaleable, modular, hot swappable characteristics of the RAIDION. The product line will continue to be optimized for on-line transaction processing.

PRODUCT DEVELOPMENT

 Future Product Development

  StreamLogic's future product development will be focused on the storage, management and movement of digital data in various networking and audio/video related applications. StreamLogic's core technical competencies include its RAID software, RAID controllers, optimization of disk drives for application specific environments, enclosure packaging, control of both analog and digital video streams ("video streaming"), Serial Switching Architecture ("SSA") switching, MPEG encoding/decoding and network management. StreamLogic currently expects to use these core competencies and the products it has developed, and plans to develop in the future, to participate in five target markets. The five markets are:

   .Bundled RAID subsystems for the LAN market.

   .Bundled storage systems for internet and web server markets.

   .Digital output storage systems for the corporate intranet market.

   .Video disk recorders for the professional editing market.

   .Video servers for hospitality and cable head-end markets.

  These markets vary dramatically in size and competitive characteristics. Over the next two years, the segments expected to be of most importance to the potential growth and profitability of StreamLogic are:

  (1) Professional Video Editing. This market segment is characterized by a single or a few users per system who need to store high data rate video streams on hard disks. Fault tolerance is desired but RAID technology is used primarily as a method of achieving higher data rate. Video disk recorders are used to replace professional level video tape recorders for a wide variety of applications. The Company has a strategic partnership with Phillips BTS Broadcast Television Systems GmbH ("BTS"), a division of Phillips Electronics, to develop video disk recorder products to be marketed by Phillips BTS. The professional video market is estimated by industry sources to be approximately a $12 billion market with video tape recorders representing half of all revenues. Video disk recorders are expected to penetrate a small portion of that market while video disk editing is expected to penetrate a larger portion. Key competitors in the video disk recorder market are Tektronix and a number of small independent suppliers. In video disk editing, the key competitors are Avid Technology, Tektronix, Sony, Panasonic and a small number of independent suppliers.

  (2) Hospitality and Cable Head-end Video Servers. This market is made up of multi-channel video playback systems. A video server allows multiple simultaneous users to access video data stream stored on hard disk. Such playback is today achieved by the installation of large numbers of video tape recorders. In the cable head-end market, the video server provides considerable ease-of-use benefits over conventional video cassette usage, as well as considerable cost savings. Fault tolerance is required in the cable head-end market, while price is more important in the hospitality market. StreamLogic is currently the only revenue producing competitor in the video server hospitality market. Competitors in the cable head-end market are Digital, Sea Change, and Sony.

 Technology Strategy

  StreamLogic's approach to product development is best characterized as being market driven, using a technology strategy that incorporates the latest reliably available components and software. Being market driven means that StreamLogic's engineers work closely with its sales force and with its customers to determine the appropriate prioritization of new product development efforts, as well as to establish product specifications. In general, this approach is designed to reduce time to market with products which have a broader set of potential customers.

  The information storage business is characterized by rapidly changing technology and user needs which require the continual development and introduction of new products. Although the Company believes its strategy of focus and specialization in the high-performance segment of the market, and an increased emphasis on time to market, improves the rate of new product introduction, no assurance can be given that the Company will be able to complete successfully the design or introduction of its new products in a cost-effective and timely manner, or that such products will perform to specifications. The introduction of new products also requires the Company to manage its inventory carefully to minimize inventory obsolescence. The failure to achieve any of these objectives could have, and in the past has had, a material adverse effect on the Company's financial position and results of operations.

  Research and development expenses for the three-months ended June 28, 1996, the 1996 transition period and fiscal 1995, 1994, 1993, 1992 and 1991 were $2,465,000, $8,874,000, $42,469,000, $43,648,000, $36,112,000, $27,868,000 and
$24,065,000, respectively. In the 1996 transition period, approximately $2,581,000 of the Company's research and development expenses were incurred by the ongoing Systems Business. The Company anticipates its fiscal 1997 research and development expenses related to the Systems Business will increase slightly on a quarterly basis from those of the period ended June 28, 1996. The Company plans to focus on development of professional video editing disk recorders, bundled storage for internet and World Wide Web servers, corporate intranet digital output servers, and bundled RAID subsystems for LANs and video servers for hospitality and cable head-ends.

MANUFACTURING

  The Company's manufacturing strategy has been to rely principally on outside vendors to supply high-level subassemblies and component parts. StreamLogic manufactures its storage subsystems products on production lines at its Chatsworth, California headquarters and in Menlo Park, California. The Company's video systems products are manufactured at the Chatsworth, California headquarters. The Company believes that its current facilities are adequate for its near-term production requirements.

  Continued improvement in storage subsystem and video systems manufacturing process capabilities and reduced materials and manufacturing costs are critical factors affecting the Company's financial position and results of operations. The Company continues to change the manufacturing processes for many of its products and must carefully manage the development of production processes for new products. There can be no assurance that such changes and new processes will be implemented in a cost-effective and timely manner. Delays or problems encountered in any of the foregoing could have a material adverse effect on the Company's financial position and results of operations. In addition, if for any reason the Company were to have a prolonged interruption in its manufacturing facilities, the Company's financial position and results of operations could be materially adversely affected.

  The Company's manufacturing process requires high volumes of high quality components, including disk drives. Several of the critical components used in the Company's products are available only from single or limited sources. The Company has had and continues to have difficulties in obtaining certain components, and there can be no assurance that such difficulties will not occur in the future. A prolonged interruption or reduction in supply of quality components, rework costs associated with defective components or the inability to obtain continued reduction in component prices would adversely affect the Company's financial position and results of operations and could damage customer relationships. The Company has experienced such supply interruptions, rework costs and increased component prices during the first and second quarters of fiscal 1997 and the 1996 transition period and, in particular during 1995. Such component and manufacturing problems have adversely affected the Company's financial position and results of operations.

  The Company and STC have entered into an OEM supply agreement, effective March 29, 1996. Among other things, the OEM Supply Agreement allows StreamLogic to buy at prices equal to or slightly lower than the most favored OEM customer of MPL. StreamLogic must offer all its disk drive business and requirements to STC on a right-of-first-refusal basis, subject to the ability of STC to meet certain delivery and other standards. The agreement has an initial two-year term, after which it may be renewed annually by mutual agreement.

MARKETING

  During the first quarter of fiscal 1997, the Company's direct sales force sold storage subsystems to distributors, OEMs and VARs. The Company maintained seven domestic sales offices. During the first quarter of fiscal 1997, approximately 70% of total sales were made to distributors, with the remainder to OEMs and VARs. The Company's distribution customers included Peripheral Technology Group, Tech Data Corporation, Ingram Micro, GBC-Globelle and Hammer Distribution Ltd.

  For the three-month period ended June 28, 1996, three customers, Peripheral Technology Group, Ingram Micro and Micropolis (S) Pte Ltd ("MPL"), accounted for 15%, 11% and 21% of the Company's net sales, respectively. Ingram Micro has been and is anticipated to continue to be a significant customer for the products comprising the FWB hardware business acquired by StreamLogic effective July 1, 1996. MPL became a customer as a European distributor effective March 29, 1996 under the European Distribution Handling Agreement between the Company and MPL. The Company and MPL elected to terminate the European Distribution Handling Agreement effective August 2, 1996, at which time the Company began shipping directly to other European distribution customers. Accordingly, MPL is no longer a customer.

  International operations are an important element of the Company's sales mix. During the first quarter of fiscal 1997, sales to customers outside of North America comprised approximately 34% of total sales. The Company currently maintains two European offices which support sales in Europe to both U.S. and European-based distributors and European-based independent OEMs.

  The Company's sales force, which currently has offices in San Jose and Irvine, California; Roswell, Georgia; New York, New York; Salem, New Hampshire; Des Plaines, Illinois; Plano, Texas; Reading, England; and Munich, Germany. In addition, members of senior management, together with engineering, operations and marketing executives, participate actively in sales to major independent distributors and OEM customers in the United States and abroad.

  The Company generally warrants its products against defects for periods from one to five years. The Company provides for estimated future product warranty costs when products are shipped.

  In addition, the Company generally grants trade credit to its customers, typically on net 30 day terms. Historically, the Company has not experienced significant bad debt write-offs. The Company has policies and/or contractual agreements which allow distributors to receive price protection credit under certain circumstances when the Company lowers its sales prices. In addition, the Company permits customers to return products under certain circumstances. The Company makes a provision for the estimated amount of price protection credits and for product returns that may occur under these programs and contracts in the period of sale.

  Direct shipments from Chatsworth and Menlo Park are denominated in U.S. dollars. Sales by the U.K. subsidiary are denominated in local currency. Although export sales are subject to certain restrictions, including approval by the Office of Export Administration of the United States Department of Commerce, such restrictions have not limited such sales.

BACKLOG AND VARIABILITY OF DEMAND

  The Company's total order backlog at June 28, 1996 was approximately $1.9 million compared with approximately $9.6 million at December 29, 1995. The decrease in backlog was primarily attributable to the sale of the disk drive business on March 29, 1996.

  Backlog includes orders for which a delivery schedule has been specified by the customer and which the Company has agreed to ship within six months. Lead time for the release of purchase orders varies from month to month. For this reason and because changes in delivery schedules and cancellation of orders occur, the Company's backlog on a particular date may not be representative of future sales. The Company's customers place orders based on their own internal forecasts. If demand falls below forecast, the customer may cancel or reschedule shipments previously ordered from the Company, a process that may be exacerbated by customers' inventory management practices. Accordingly, the Company may, at any time and with limited notice, experience a significant downturn in demand for its products. The Company's expectations of future net sales are based largely on its own estimate of future demand and not on firm customer orders. The Company's net sales may also be affected by its distributors' decisions as to the quantity of the Company's products to be maintained in their inventories. The Company's expenditures are based in part on management's estimate of future sales. If orders and net sales do not meet expectations, the Company generally will not be able to reduce expenses commensurately in the near term and therefore profitability would be adversely affected.

COMPETITION

  The data and video storage industry is competitive and characterized by price erosion over the life of a product. The Company believes that being first to market with new products is a critical element in the achievement of desired gross margins. Being first to market provides initial price advantages to the Company and the opportunity to accelerate learning and cost reduction curves due to increased production volumes. During 1994 and 1995 the Company experienced significant price erosion related to several of its products as a result of increased competition. Such pricing pressures negatively impacted the Company's operating results for 1994 and 1995.

  In the high-performance market in which the Company competes, the principal dimensions of competition are generally data storage capacity, data transfer rate, average access time, form factor, timely delivery in quantity, reliability and price. Some of the Company's competitors are much larger in size and have access to greater financial and other resources than the Company. The Company believes that its future success hinges on its ability to bring cost and feature-competitive products to market on a timely basis.

  Competitors in the non-captive LAN RAID market include: Storage Dimensions, Ciprico, Andataco and ECCS. The Company's market share declined in 1995 as compared to 1994. The Company will endeavor to recapture and expand its market share by providing RAID controller feature enhancements and by improved focus as a result of the sale of the disk drive business.

  The Company's products face competition from companies offering standard computer systems with video server specific software, and those offering specially designed video server systems. Competitors offering standard computer systems with video server specific software include Digital Equipment Corporation, Silicon Graphics Inc., Sun Microsystems and Hewlett Packard Company. Competitors offering specially designed video server systems include Sony Corporation, Optibase Inc., Sea Change, and The Network Connection Inc. The Company believes its video server systems offer significant price advantages, longer market presence and a more suitable overall solution for the applications targeted.

EMPLOYEES

  The Company currently employs approximately 200 persons, including 53 in Engineering, 5 in Quality Assurance and Control, 74 in Manufacturing and Operations, 42 in Sales and Marketing and 26 in General

Management and Administration. Headcount figures include employees hired through the acquisition of the FWB hardware business. Competition for highly skilled employees is intense. The Company believes that its future success will depend on its continued ability to attract and retain qualified employees. None of the Company's employees is represented by a labor union, and the Company has experienced no work stoppages. The Company believes that its employee relations are good.

FOREIGN AND DOMESTIC OPERATIONS

  The information relating to foreign and domestic operations is included in Appendix D, Note 8 to the Company's Consolidated Financial Statements.

PROPERTIES

  The Company's executive and engineering offices and domestic manufacturing operations are located in the Company's owned 76,000 square foot facility in Chatsworth, California. StreamLogic leases on a month-to-month basis, a small amount of storage in Chatsworth. Resulting from the acquisition of the FWB Hardware Business, the Company rents approximately 16,800 square feet of office and manufacturing space in Menlo Park, California.

  StreamLogic also leases sales office space in San Jose and Irvine, California; New York, New York; Salem, New Hampshire; Des Plaines, Illinois; Roswell, Georgia; Plano, Texas; Reading, England and Munich, Germany.

  The Company believes that its current facilities are well maintained and are adequate for its near-term production requirements. The Company is presently at approximately 50% of capacity.

                                  MANAGEMENT

  The following table sets forth certain information with respect to the directors and executive officers of the Company:

                                                             SERVED AS DIRECTOR
        NAME        AGE              POSITION                 OR OFFICER SINCE
        ----        ---              --------                ------------------
 J. Larry Smart     48  President, Chief Executive Officer          1995
                         and Chairman of the Board of
                         Directors
 Barbara V. Scherer 40  Senior Vice President-Operations            1988
 Lee N. Hilbert     37  Chief Financial Officer                     1996
 Michael C. Downs   37  Vice President, Sales                       1996
 Stephen Dalton     38  Vice President, Engineering                 1996
 Eric D. Herzog     38  Vice President, Marketing                   1996
 Ericson M. Dunstan 63  Director                                    1976
 Chriss W. Street   46  Director                                    1995
 Greg L. Reyes, Jr. 33  Director                                    1996

--------

  MR. SMART was elected by the Board of Directors to the position of President and Chief Executive Officer in July 1995 and serves as Chairman. He served as President and Chief Executive Officer of Maxtor Corporation, a company that manufactures Winchester disk drives and other mass-storage products, from March 1994 to February 1995. He has served as Chairman of the Board of Southwall Technologies Inc., a thin film technology company, since March 1994, and was President and Chief Executive Officer of Southwall Technologies Inc. from June 1991 to March 1994. He was Senior Vice President at SCE Systems, a contract manufacturer, from November 1987 to June 1991.

  MS. SCHERER joined the Company in November 1987 as Treasury Director, and became Treasurer in October 1988. In November 1989, she became Vice President and Treasurer and in March 1995, became Vice President-- Finance and Chief Financial Officer. In April 1996, she was promoted to Senior Vice President-- Operations. Ms. Scherer was previously employed by the Boston Consulting Group from May 1985 to November 1987.

  MR. HILBERT joined the Company in August 1990 as Corporate Accounting Manager and became Corporate Controller in April 1995. In April 1996 he was appointed Chief Financial Officer of StreamLogic. Prior to joining the Company, Mr. Hilbert held various positions with KPMG Peat Marwick, most recently Senior Manager.

  MR. DOWNS joined the Company in 1994 as Director of Sales--Western U.S. Region. In 1996, he was named Vice President of Sales. Prior to joining the Company, Mr. Downs was Director of Sales for Storage Dimensions from 1987 to 1994.

  MR. DALTON joined the Company in July 1996 as Vice President--Engineering. Prior to joining the Company, Mr. Dalton served as Director of Hardware Engineering at FWB. Mr. Dalton was promoted to Vice President--Engineering concurrent with the Company's acquisition of the FWB hardware division. Prior to joining FWB, Mr. Dalton was Director of Engineering for I/O Development at Storage Dimensions.

  MR. HERZOG joined the Company in July 1996 as Vice President--Marketing. Prior to joining StreamLogic, Mr. Herzog served as Vice President--Marketing for Big Software and Vice President--Marketing for FWB. Mr. Herzog has held senior marketing and sales management positions at Storage Dimensions, Mass Microsystems, and Everex Systems, Inc.

  MR. DUNSTAN has served as a director of the Company since 1976. He has served as Senior Vice President, Chatsworth Design Engineering of Micropolis (USA), Inc. since March 1996. He served as Senior Vice President--Corporate Engineering from October 1985 to March 1996 and Secretary of the Company since 1976.

  MR. STREET has served as a Director of the Company since 1995. Mr. Street has been a principal of Chriss Street and Company, a business involved in stock brokerage, venture capital, and restructuring, since January 1991. He has also served as Chairman and CEO of Comprehensive Care, a publicly traded firm which develops, markets and manages programs for treatment of chemical dependency and psychiatric disorders, since November 1993. In addition, Mr. Street is the Secretary and Treasurer of Hacienda Village Modernization Corporation, a nonprofit organization to give vocational training and assistance to the under-privileged minority residents of a housing project, since June 1993.

  MR. REYES has served as a director of the Company since 1996. He has served as President and Chief Executive Officer of Wireless Access, Inc., a designer and manufacturer of two-way Narrowband PCS (N-PCS), 900 MHz, belt-top subscriber devices, sub-assemblies, and chip sets, since 1994. Mr. Reyes served as Vice President of Radio Frequency Division of Norand Corporation, which specialized in the design, development and manufacture of "In Premises" microcellular RF networks and applications specific terminals, from 1992 to 1994. Mr. Reyes served as Vice President of North American Field Operations of Banyan Systems Incorporated, which sells network operating system and data communications products, prior to 1992.

 ADDITIONAL DIRECTORS TO BE DESIGNATED BY LOOMIS SAYLES

  Pursuant to the Tender Agreement, the Company will expand its board of directors from four to seven members prior to or on the Expiration Date, and two of the three additional directors will be persons designated by investors advised by Loomis Sayles. As of the date of this Offer to Exchange, the investors advised by Loomis Sayles have not designated the two persons to be included on the Company's board of directors and the Company has not designated the third new person to be included on the Company's board of directors. The Company has also agreed to include two persons designated by investors advised by Loomis Sayles in management's slate of nominees in future elections, until such time as investors advised by Loomis Sayles no longer own at least 28% of the outstanding Common Stock of StreamLogic.

 REMUNERATION OF DIRECTORS

  Each director who is not an officer of the Company is paid a retainer fee of $3,000 per quarter, an attendance fee of $2,000 per Board meeting attended, and a daily attendance fee of $1,000 for all committee meetings attended.

  In October 1987, the Board of Directors adopted the Stock Option Plan for Directors of Micropolis Corporation (the "Directors Plan") which was approved by the stockholders of the Company in April 1988. As of August 31, 1996, there were options outstanding to purchase an aggregate of 1,596,200 shares of Common Stock. At the close of business on the date of each annual meeting of the stockholders of the Company, each Director of the Company, who is not an employee of the Company or of any affiliate of the Company and who is reelected or continuing as a Director, is automatically granted an option to purchase 10,000 shares of the Company's Common Stock. In addition, when a person is initially elected to the Board, at an annual meeting of stockholders or at any other time, each such new Director who is not an employee of the Company or of any affiliate of the Company is automatically granted an option to purchase 30,000 shares of the Company's Common Stock at the close of business on the date of his or her election to the Board. Also in addition, when a Director who is not an employee of the Company or any affiliate of the Company initially is appointed to the position of Vice-Chairman of the Board, such Director is automatically granted an option to purchase 20,000 shares of the Company's Common Stock at the close of business on the date of his or her appointment. Stockholder action is not required with respect to such automatic option grants. Options under the Directors Plan have an exercise price equal to the fair market value of the shares covered by the option on the date of grant, have a term of five years and become exercisable in three equal annual installments commencing once year after the date of grant.

 SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information regarding ownership of the Company's Common Stock as of August 31, 1996 by all current directors and executive officers individually, and all directors and executive officers as a group:

                                                    SHARES BENEFICIALLY OWNED
                                                  -----------------------------
                                                  AMOUNT AND NATURE
                                                    OF BENEFICIAL    PERCENT OF
                        NAME                      OWNERSHIP(1)(2)(3)   CLASS
                        ----                      ------------------ ----------
   DIRECTORS
   J. Larry Smart................................       60,000            *
   Ericson M. Dunstan............................       71,250            *
   Chriss W. Street..............................       36,700            *
   Greg L. Reyes, Jr. ...........................            0            *
   EXECUTIVE OFFICERS
   Barbara V. Scherer............................       12,213            *
   Lee N. Hilbert................................        1,419            *
   Michael C. Downs..............................            0            *
   Eric D. Herzog................................            0            *
   Stephen Dalton................................            0            *
   All executive officers and directors as a
    group (9 persons)............................      181,582          1.1%

--------
 * Less than 1%
(1) Information with respect to beneficial ownership is based on information furnished to the Company by each person included in this table. Except as indicated in the notes to the table, each stockholder included in the table has sole voting and dispositive power with respect to the shares shown to be beneficially owned by the stockholder.
(2) All of the stockholders included in this table reside in California. California has community property laws under which the spouse of a stockholder in whose name securities are registered may be entitled to share in the management of their community property which may include the right to vote or dispose of the shares.
(3) Includes installments of options to purchase 10,000, 12,000, and 10,000 shares of Common Stock held by Mr. Smart, Dr. Dunstan and Mr. Street, respectively, that were exercisable on, or within 60 days after, August 31, 1996.

EXECUTIVE COMPENSATION

 CASH AND OTHER COMPENSATION

  The following table and accompanying notes show, for the Chief Executive Officer and the other four most highly-compensated executive officers of the Company for fiscal 1996 (the transition period from December 30, 1995 to March 29, 1996), the compensation paid by the Company and its subsidiaries to such persons for services in all capacities during fiscal 1996 and the preceding three fiscal years. The positions shown next to the names of the executives are those held by such executives as of March 29, 1996.

                          SUMMARY COMPENSATION TABLE

                                                                LONG TERM
                                  ANNUAL COMPENSATION          COMPENSATION
                          ------------------------------------ ------------
                                                     OTHER       OPTIONS
        NAME AND                                     ANNUAL      GRANTED       ALL OTHER
   PRINCIPAL POSITION     YEAR SALARY(1)  BONUS   COMPENSATION    SHARES    COMPENSATION(3)
   ------------------     ---- --------- -------- ------------ ------------ ---------------
J. Larry Smart,           1996 $ 94,234  $137,500    $  --           --         $   --
 President, Chief         1995  161,544    50,000       --       380,000            --
 Executive Officer and
 Chairman of the Board
 (4)
Taroon C. Kamdar, Presi-  1996   51,461       --        --           --          13,468
 dent, Asia               1995  237,003    60,000       --        40,000         25,492
 Pacific Division (5)     1994  200,044    25,000     2,060       25,000         48,075
                          1993  203,410    91,170     2,612          --             --
Barbara V. Scherer, Vice  1996   45,780    50,000       --           --             --
 President--Finance and   1995  162,708    35,000       --        40,000            --
 Chief Financial Officer  1994  128,292       --        --         5,000            --
                          1993  143,152    13,810       --         5,000            --
Ericson M. Dunstan, Se-   1996   43,652       --        --           --             --
 nior Vice President--    1995  156,520       --        --        40,000            --
 Engineering (6)          1994  162,136       --        --        10,000          6,548
                          1993  165,254     9,525       --        20,000         14,966
Donald L. McDonell, Vice  1996   40,390       --        --           --             --
 President--Sales (7)     1995  144,668       --        --        19,000            --
                          1994  134,825    50,000       --           --           1,375
                          1993  109,265    18,965       --        20,000          7,911

--------
(1) Includes amounts contributed by each person named through salary reduction under the Micropolis Corporation Employee Savings and Retirement Plan (the "Section 401(k) Plan"). The 1993 salary year included 53 weeks.
(2) Amounts represent reimbursement during the fiscal year for the payment of taxes.
(3) Amounts for Mr. Kamdar include cash payments of $13,468, $25,492 and $48,075 in 1996, 1995 and 1994, respectively, relating to his overseas assignment. Amounts for Dr. Dunstan and Mr. McDonell represent payoff of accrued vacation.
(4) Mr. Smart joined the Company as president and chief executive officer in July 1995.
(5) Mr. Kamdar resigned from the Company in May 1996.
(6) Pursuant to the sale of the disk drive business, Mr. Dunstan was named Senior Vice President, Chatsworth Design Engineering, Micropolis (USA), Inc. and resigned as an officer of the Company effective March 29, 1996. Mr. Dunstan remains a director of the Company.
(7) Pursuant to the sale of the disk drive business, Mr. McDonell was named Vice President--Sales, Micropolis (USA), Inc. and resigned as an officer of the Company effective March 29, 1996.

STOCK OPTIONS

  In October 1987, the Board of Directors adopted the Stock Option Plan for Executive and Key Employees of Micropolis Corporation (the "Option Plan"). The Option Plan was approved by stockholders in April 1988. The Option Plan is administered by the Compensation Committee of the Board of Directors of the Company. Under the Option Plan, full-time employees of the Company and of any subsidiary of the Company are eligible to receive grants of non-qualified stock options and incentive stock options (as defined in Section 422 of the Internal Revenue Code (the "Code")).

  The following table sets forth information regarding stock options granted in 1995 to each of the named executive officers. No stock options were granted to such persons during the transition period from December 31, 1995 to March 29, 1996.

                                        OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS
                         ----------------------------------------------
                                         % OF TOTAL                         GRANT DATE
                                          OPTIONS                        PRESENT VALUE(2)
                         OPTIONS GRANTED GRANTED TO EXERCISE EXPIRATION -------------------
   NAME                    (SHARES)(1)   EMPLOYEES   PRICE      DATE       5%       10%
   ----                  --------------- ---------- -------- ---------- -------- ----------
J. Larry Smart..........     350,000        31.7%    $5.438   4/25/00   $525,847 $1,161,984
                              30,000         2.7      5.375   7/05/00     44,550     98,445
Taroon C. Kamdar........      40,000         3.6      5.375   7/05/00     50,401    131,260
Barbara V. Scherer......      20,000         1.8      5.750   4/26/00     31,772     70,209
                              20,000         1.8      5.375   7/05/00     29,700     65,630
Ericson M. Dunstan......      40,000         3.6      5.375   7/05/00     59,401    131,260
Donald L. McDonell......      19,000         1.7      5.375   7/05/00     28,215     62,348

--------
(1) The per share exercise price of all options granted is the fair market value of the Company's Common Stock on the date of grant. Options have a term of five years and become exercisable in three to five equal installments, each of which accrues at the end of each year after the grant date except for the fifth installment, which accrues 60 days before the expiration date.
(2) The potential realizable value is calculated from the exercise price per share, assuming the market price of the Company's Common Stock appreciates in value at the stated percentage rate from the date of grant to the expiration date. Actual gains, if any, are dependent on the future market price of the Common Stock.

  The following table sets forth information regarding stock option exercises and year-end stock option values for each of the named executive officers for 1995. No stock options were exercised by such persons during the transition period from December 31, 1995 to March 29, 1996.

            OPTION EXERCISES IN LAST FISCAL YEAR AND OPTION VALUES
                             AT DECEMBER 29, 1995

                                                                                      VALUE OF
                                                                                     UNEXERCISED
                                                      NUMBER OF UNEXERCISED        "IN-THE-MONEY"
                              SHARES                      STOCK OPTIONS             STOCK OPTIONS
                             ACQUIRED      VALUE    ------------------------- -------------------------
             NAME           ON EXERCISE REALIZED(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
             ----           ----------- ----------- ----------- ------------- ----------- -------------
   J. Larry Smart..........      --          --          --        380,000         --           --
   Taroon C. Kamdar........      --          --       66,000        59,000         --           --
   Barbara V. Scherer......      --          --        9,000        46,000         --           --
   Ericson M. Dunstan......      --          --       12,000        58,000         --           --
   Donald L. McDonell......      --          --       10,000        29,000         --           --

--------
(1) Market value of underlying Common Stock on date of exercise or fiscal year-end, minus the option exercise price. The share price as of December 29, 1995 was $3.75.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth certain information, as of December 31, 1995, with respect to those known by the Company, based on a review of filings on Schedules 13D or 13G, to be beneficial owners of more than five percent (5%) of the outstanding shares of the Company's Common Stock.

                                                   AMOUNT AND NATURE OF PERCENT
        NAME AND ADDRESS OF BENEFICIAL OWNER       BENEFICIAL OWNERSHIP OF CLASS
        ------------------------------------       -------------------- --------
   Ryback Management Corporation(1)...............      5,373,748         34.3%
   7711 Carondelet Avenue
   Box 16900
   St. Louis, Missouri 63105
   State of Wisconsin Investment Board............      1,491,000          9.6%
   P.O. Box 7842
   Madison, Wisconsin 53707
   Loomis, Sayles & Company (2)...................      1,195,876          7.7%
   One Financial Center
   Boston, Massachusetts 02111
   Richard C. Perry (3)...........................      1,150,000          7.3%
   2635 Century Parkway, N.E.
   Suite 1000
   Atlanta, Georgia 30345

--------
(1) Shares held in a fiduciary capacity by Ryback Management Corporation and/or Lindner Dividend Fund, Inc. (collectively, "Lindner") as of December 31, 1995. Of the shares owned as of that date, 1,919,800 were directly owned and 3,453,948 shares were indirectly owned through the ownership of the Company's then outstanding 10% Convertible Subordinated Notes due 1998 and the Company's 6% Debentures. On April 5, 1996, the Company repurchased $10,000,000 aggregate principal amount of the 10% Notes and on June 28, 1996 repurchased the remaining $10,000,000 of the 10% Notes, at par, plus accrued interest to the date of purchase, from Lindner. The Company on March 29, 1996 issued to Lindner two-year warrants to purchase 1,500,000 shares priced at $4 per share. As of August 28, 1996, Lindner beneficially owned 2,615,842 shares, of which 964,300 were directly owned, 151,542 were indirectly owned through the ownership of 6% Debentures and 1,500,000 were indirectly owned through the ownership of warrants, based upon the Schedule 13G filed by Lindner on such date.

(2) Loomis Sayles has informed the Company that it is the advisor to, and is believed by the Company to have either sole or shared investment power with respect to, the shares reported in the table. All of the shares beneficially owned as of that date were indirectly owned through the ownership of 6% Debentures.

(3) As of June 3, 1996, Mr. Perry's holdings were reduced to 349,500 shares, based upon the Schedule 13D filed by Mr. Perry on June 14, 1996.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 Three Months Ended June 28, 1996 Compared to Three Months Ended June 30, 1995

  Net sales decreased 84% to $11.2 million in the June 1996 quarter as compared to $70.1 million in the June 1995 quarter. The decline in revenues was due to the sale of the hard disk drive business by the Company as of March 29, 1996. Revenue for the June 1996 quarter included those of the Company's family of high performance and fault-tolerant RAID solutions and the family of video server systems. Such June 1996 quarter revenues slightly exceeded those of the June 1995 quarter for similar products. Backlog as of June 28, 1996 was $1.9 million.

  Cost of sales as a percent of sales increased to 93.5% in the June 1996 quarter from 78.1% in the June 1995 quarter resulting in a gross margin of 6.5% in the 1996 quarter as compared to 21.9% in the 1995 quarter. The decrease in margin during the 1996 quarter was a result of increased costs and inefficiencies experienced by the Company during the period of transition following the sale of the hard disk drive business.

  Research and development expenses were 22.0% of sales in the June 1996 quarter as compared to 14.8% in the June 1995 quarter. The percentage increase in the result of lower sales, offset partially by a decrease in expense of $7.9 million. The decrease in expense was the result of the sale of the hard disk drive business by the Company as of March 29, 1996, and the termination of the Company's funding of the costs incurred by Tulip Memory Systems, Inc., a start-up company formed to develop substrates which are to be used in the manufacture of computer disk drives. The remaining research and development expense was incurred for the Company's family of high performance and fault-tolerant RAID solutions and the family of video server systems.

  Selling, general and administrative expenses were 24.8% of sales in the June 1996 quarter as compared to 14.7% in the June 1995 quarter. The percentage increase is the result of lower sales, offset by a decrease in expense of $7.5 million. The decrease in expense was the result of the sale of the hard disk business by the Company as of March 29, 1996.

  Interest expense was $1.4 million in the June 1996 quarter (12.5% of sales) as compared to $1.5 million in the June 1995 quarter (2.1% of sales). The decrease in expense was a result of interest incurred during the June 1996 quarter on the Company's 10% Subordinated Notes offset by fees associated with the Company's Term Loan Facility in the June 1995 quarter. Interest income was $377,000 in the June 1996 quarter as compared to $486,000 in the June 1995 quarter as a result of lower cash equivalent and short-term investment balances.

  As a result of the above, loss before income taxes was $5.5 million in the June 1996 quarter as compared to $6.3 million in the June 1995 quarter. The Company's income tax provision in the June 1995 quarter benefited from the tax holiday afforded the Company's Singapore operation. The income tax exemption in Singapore had no impact in the June 1995 quarter. Net loss for the June 1996 quarter was $5.5 million compared to $6.3 million in the June 1995 quarter.

 Three Months Ended March 29, 1996 (The "1996 Transition Period") Compared to Three Months Ended March 31, 1995

  Net sales decreased 40% to $24.4 million in the 1996 transition period as compared to $40.9 million in the first quarter of 1995. Drive Business revenues declined by 45% in the 1996 transition period as compared to the 1995 quarter and sales made by the Systems Business decreased by approximately 21%. The decrease in revenues was primarily attributable to the low volume of shipments and high level of product returns experienced during the 1996 transition period due to uncertainties within the Company's disk drive customer base regarding the sale of the disk drive business. The Company discontinued manufacturing Systems Business products in its Singapore facility during the 1996 transition period. All Systems Business products are currently manufactured in the Company's Chatsworth, California facility. Such discontinuance of manufacturing in Singapore is not expected to have a significant impact on Systems Business revenue. Overall bookings for the 1996 transition period decreased by 51% from those in the 1995 quarter principally due to uncertainties within the Company's disk drive customer base regarding the sale of the disk drive business.

  Cost of sales as a percent of sales increased to 167% in the 1996 transition period from 122% in the 1995 quarter resulting in a gross loss of 67% as compared to 22% in the 1995 quarter. The margin loss was the result of price declines in the Company's Javelin family of drives, operating inefficiencies due to low volume production of the 2, 4 and 9 GB drives.

  Research and development expenses increased to 36.3% of sales in the 1996 transition period as compared to 32.8% in the 1995 quarter. The percentage increase is the result of lower sales offset by a decrease in spending of $4.6 million. The decrease in expense was a result of savings from the Company's cost containment efforts initiated in March 1995 and termination of the Company's funding in 1996 of the research and development costs incurred by Tulip Memory Systems, Inc. ("TMS"), a start-up company formed to develop substrates which are to be used in the manufacture of computer disk drives. During the 1995 quarter, the Company recorded a provision to recognize the guarantee obligation under its agreement with TMS. In the 1996 transition period and the 1995 quarter, approximately one-third of the Company's research and development expenses were incurred by the ongoing Systems Business.

  Selling, general and administrative expenses were 36.2% of sales in the 1996 transition period as compared to 32.2% in the 1995 quarter. The percentage increase is the result of lower sales offset by a decrease in expense of $4.3 million. The decrease in expense was the result of decreased expenditures for advertising and sales promotion activities for new products, costs associated with a work force reduction in the U.S. and Europe completed in March 1995, and lower costs resulting from employee reductions made in early January 1996.

  Interest expense increased to $2 million in the 1996 transition period (8.3% of sales) as compared to $1.3 million (3.3% of sales) in the 1995 quarter, primarily as a result of the interest expense on the Company's 10% Subordinated Notes dated October 11, 1995 and fees associated with terminating the Company's Loan Facility. Interest income was $169,000 in the 1996 transition period as compared to $547,000 in the 1995 quarter as a result of lower cash equivalent and short-term investment balances. As a result of the above, loss before income taxes was $36.0 million in the 1996 transition period as compared to $36.3 million in the 1995 quarter.

  The Company recorded an income tax provision of $252,000 in the 1996 transition period, primarily representing Federal taxes on undistributed foreign earnings since such earnings would be remitted due to the Sale. In the 1995 quarter, the Company recorded an income tax benefit of $1.2 million, primarily representing a refund of certain foreign income taxes paid in a prior year. The Company's income tax provision benefits from the tax holiday afforded the Company's Singapore operation. The income tax exemption in Singapore had no impact in the 1996 transition period or the 1995 quarter. A net operating loss of approximately $124.2 million is available to be carried forward to the years 2004-2011. General business tax credit carryforwards of approximately $8.6 million expiring between 2000 and 2009, are also available to reduce future federal income taxes. However, under Internal Revenue Code Sections 382 and 383, the amount of the operating loss and general business tax credit carryforwards that can be used annually may be limited due to certain changes in ownership. The potential issuance of Common Stock in connection with the Exchange Offer, or other trading activities, may create such a change in ownership. Net loss for the 1996 transition period was $36.2 million compared to a net loss of $35.1 million in the 1995 quarter.

 Fiscal 1995 Compared to Fiscal 1994

  Net sales decreased 39% to $211.3 million in 1995 as compared to $346.3 million in 1994. Drive Business revenues declined by 44% in 1995 as compared to 1994 and sales made by the Systems Business decreased by approximately 4%. The decrease in revenues was primarily attributable to sharply lower drive orders than anticipated in the distribution channel during the first quarter of 1995 for the Company's 4 GB 3 1/2-inch and

9 GB 5 1/4-inch drives. In addition, a component problem, and other technical issues, effectively shut down production of the Company's 2 GB 3 1/2-inch drive for most of the first quarter of 1995. During the second quarter of 1995, the Company resumed full production of its 2 GB 3 1/2-inch drives and met the increased demand for these drives and its SuperCapacity 4 and 9 GB drives. During the third and fourth quarters of 1995, the Company's OEM revenue declined due to reduced shipments to certain large customers. The Company anticipated that such revenue reduction would be offset by new OEM customers in qualification. However, the Company experienced delays in such OEM qualifications and unexpected difficulties in the manufacture of 3 1/2-inch disk drives resulting in higher manufacturing costs, excessive warranty cost, inventory build-up and lost sales. During the fourth quarter of 1995 the Company announced a price reduction on its Javelin family of drives. Overall bookings for 1995 decreased by 45% from those in 1994 principally due to manufacturing difficulties, component problems and delays in OEM qualifications in the Company's 2, 4 and 9 GB drives.

  Cost of sales as a percent of sales increased to 97.3% in 1995 from 82.8% in 1994 resulting in a gross margin of 2.7% as compared to 17.2% in 1994. The decrease in margin was the result of price declines in the Company's Javelin family of drives, operating inefficiencies due to low volume production of the 2 and 4 GB drives, and a provision recorded during the first quarter of 1995 for certain unusable components of the 2 GB drives.

  Research and development expenses increased to 20.1% of sales in 1995 as compared to 12.6% in 1994. The percentage increase is the result of lower sales offset by a decrease in spending of $1.2 million. The decrease in spending was a result of savings from the Company's cost containment efforts initiated in March 1995, offset by the recognition of the research and development costs incurred by TMS, and research and development on the Company's high capacity 3 1/2-inch and 5 1/4-inch drives and subsystem products. In 1995, approximately one-third of the Company's research and development expenses were incurred by the ongoing Systems Business.

  Selling, general and administrative expenses were 20.2% of sales in 1995 as compared to 12.6% in 1994. The percentage increase is the result of lower sales and an increase in expense of $774,000. The increase in expense was the result of increased expenditures for advertising and sales promotion activities for new products, costs associated with a work force reduction in the U.S. and Europe completed in March 1995, and the retention of outside assistance to help the Company in formulating and implementing its recovery plan, offset by the Company's cost containment efforts initiated in March 1995.

  Interest expense increased to $6 million in 1995 (2.8% of sales) as compared to $5.1 million (1.5% of sales) in 1994, primarily as a result of fees associated with the Company's Term Loan Facility and the interest expense of the Company's 10% Convertible Subordinated Debentures dated October 11, 1995. Interest income was $1.7 million in 1995 as compared to $2.1 million in 1994 as a result of lower cash equivalent and short-term investment balances. As a result of the above, loss before income taxes was $85.3 million in 1995 as compared to $30.7 million in 1994.

  The Company recorded an income tax benefit of $1.1 million in 1995, primarily representing a refund of certain foreign income taxes paid in a prior year. The Company's income tax provision benefits from the tax holiday afforded the Company's Singapore operation. The income tax exemption in Singapore had no impact in 1995 and had an effect of approximately $7.4 million and $.49 on net income and earnings per share, respectively, as compared to income taxes at the maximum statutory rates in 1994. Net loss for 1995 was $84.3 million compared to a net loss of $30.7 million in 1994.

 Fiscal 1994 Compared to Fiscal 1993

  Net sales decreased by 10.5% to $346.3 million in 1994 as compared to $382.9 million in 1993. OEM revenues declined substantially in 1994 as a result of a decrease in shipments in the Company's 5 1/4-inch 3600 rpm drives and the 3 1/2-inch 5400 rpm 1 gigabyte (GB) drives. The decline in OEM sales was only partially offset by increases in the Company's Storage Systems Division (SSD) and Video Systems Division. The increase in SSD sales was primarily the result of an increase in shipments of the 3 1/2-inch, 1 inch high 1 GB drive, 1.7 GB full height drives and storage subsystems. The increase in the Video Systems Division, which had no sales in 1993, came primarily in the second half of 1994 and related to shipments of the AV Server 100. Backlog as of December 30, 1994 was $27.8 million, as compared to $29.2 million as of December 31, 1993.

  Cost of sales as a percentage of sales was 82.8% in 1994, comparable to the 82.4% in 1993, resulting in gross margins of 17.2% (17.6% in 1993). Gross margins in the first three quarters of 1994 were adversely impacted by competitive pricing on the 1 GB, 1 inch high 3 1/2-inch drives. Margins increased substantially in the fourth quarter, to 26.5%, as a result of the increased shipments of the Company's Javelin class SuperCapacity drives and storage and video subsystems.

  Research and development as a percentage of sales increased to 12.6% in 1994 as compared to 9.4% in 1993. The increase in spending of $7.5 million relates to increased research and development for high capacity 3 1/2-inch and 5 1/4-inch drives, subsystem products and development of new disk substrates at TMS.

  Selling, general and administrative expense increased to 12.6% in 1994 as compared to 10.9% in 1993. The increase in spending of $1.6 million relates primarily to increased sales and marketing costs in the Company's Storage Systems Division.

  Interest expense was $5.1 million (1.5% of sales) in 1994 which is comparable to 1993. Interest income was $2.1 million in 1994 as compared to $2.3 million in 1993. As a result of the above, the loss before income taxes was $30.7 million in 1994 versus a loss of $19.9 million in 1993.

  The Company provided for no income tax in 1994 versus $4,000 provided in 1993. The Company's income tax provision benefits from a tax holiday afforded the Company's Singapore operation. The effect on net income and earnings per share of the income tax exemptions in Singapore as compared to income taxes at the maximum statutory rates for 1994 and 1993, was approximately $7.4 million and $.49 and $4.8 million and $.33, respectively. Net loss was $30.7 million in 1994, as compared to net loss of $19.9 million in 1993.

 Liquidity and Capital Resources

  Cash, cash equivalents and short-term investments increased to $45.9 million as of June 28, 1996 from $40.5 million as of March 29, 1996. Net cash provided by operations of $2.2 million is primarily due to the collection of a substantial amount of the trade accounts receivable not sold as part of the hard disk drive business, offset by the Company's net loss of $5.5 million and decrease in accounts payable and other accrued liabilities of $5.6 million.

  The Company's capital expenditures in the June 1996 quarter were $250,000 as compared to $7.0 million in the June 1995 quarter. Capital expenditures in the June 1995 quarter related primarily to the construction of a new manufacturing facility in Singapore to replace the current leased facility and for equipment and tooling to support new products. The new facility was completed in 1996 and sold as part of the sale of the hard disk drive business. The Company had obtained a term loan facility to fund the expenditures associated with the construction of the building. The buyer of the hard disk drive business assumed the Company's term loan facility and, in addition, assumed the Company's obligations under contracts to build an ESD safe cleanroom for the production of MR-based disk drives, and certain other contracts for the facilitation of the factory. The Company currently anticipates that its fiscal 1997 capital spending will be substantially less than that of fiscal 1995 and will be principally for equipment and tooling required for the Company's new products.

  During October 1995, the Company completed the private placement to an institutional investor of $20,000,000 aggregate principal amount of 10% Convertible Subordinated Notes (the "Notes"), due October 15, 1998. The Notes were convertible at the option of the holder into shares of Common Stock of the Company at a conversion price of $6.00 per share, a premium to the market price of the Company's Common Stock at the time of issuance. The Notes are senior to the Debentures and are collateralized by substantially all of the assets of the Company. During March 1996, the Company obtained the required consent of the holder of the Notes to allow consummation of the Sale and in consideration for such consent, agreed to repay the Notes on July 2, 1996 and issued warrants to purchase 1,500,000 shares of the Company's Common Stock at a price of $4 per share. On April 5, 1996, the Company repaid $10,000,000 of the Notes, and on July 1, 1996, the Company repaid the remaining $10,000,000 of the Notes. Interest on the Notes was payable semiannually on April 15 and October 15.

  In consideration of the sale of the hard disk drive business as of March 29, 1996, the Company received total cash consideration of approximately $54 million. $39.7 million of such cash consideration was received as of the March 29, 1996 closing, $13 million in cash consideration was received on June 6, 1996, and a final payment of $1 million which is subject to certain conditions and is expected to be received in November.

 Market for StreamLogic Common Stock

  As of June 28, 1996, the Company's net tangible assets did not meet the criteria for continued inclusion on the Nasdaq National Market System ("Nasdaq NMS"). If the Company's Common Stock is no longer approved for inclusion on the Nasdaq NMS, and the Company cannot obtain listing elsewhere, trading, if any, in the Company's Common Stock may thereafter be conducted in the over-the-counter market and its stock quoted in the so-called "pink sheets" or, if then available, the "OTC Bulletin Board Service." As a result, it could be more difficult to trade, or to obtain accurate quotations as to the value of, the Company's Common Stock and the spread between the "bid" and "ask" prices for the Common Stock could materially increase. However, Nasdaq granted the Company's request for continued inclusion of the Company's Common Stock on the Nasdaq NMS conditioned upon consummation of the Exchange Offer by October 4, 1996. On September 16, the Company requested Nasdaq to extend the date by which it would require the Exchange Offer to be consummated in order to allow the continued inclusion of the Common Stock on the Nasdaq NMS to October 31, 1996. Following further telephonic conversations with representatives of Nasdaq, on September 30, 1996, Nasdaq informed the Company that it would not grant the Company's request for an extension of the date by which it would require the Exchange Offer to be consummated and that effective October 7, 1996, the Company's Common Stock would be removed from the Nasdaq NMS. Nasdaq did, however, inform the Company that it could apply to have its Common Stock listed on the Nasdaq SmallCap Market pending consummation of the Exchange Offer. The Company has initiated an oral appeal of the proposed delisting of its Common Stock from the Nasdaq NMS, and has concurrently applied for listing of its Common Stock on the Nasdaq SmallCap Market pending successful consummation of the Exchange Offer. Nasdaq has informed the Company that its Common Stock will remain on the Nasdaq NMS pending the outcome of the oral appeal; however, there can be no assurances as to whether such appeal will be successful or as to when such determination will be made by Nasdaq. If the Company is unable to consummate the Exchange Offer, it is likely that the Common Stock would no longer be authorized for quotation either on the Nasdaq NMS or the Nasdaq SmallCap Market.

 StreamLogic Strategic and Financial Alternatives

  Although the Company anticipates operating losses in the near term, the Company is considering and will consider strategic and financial alternatives to improve its results of operations, cash flows and net worth, including restructuring of debt, cost reduction measures, equity financing and other alternatives. Management believes that, if it is successful in executing such measures, its cash, cash equivalents, short term investments and other working capital will be sufficient to fund operations over the next year. There can be no assurance of such successful execution, however.

 Recent Developments

  The Company's preliminary results for the second quarter of fiscal 1997 indicate revenues of approximately $13 million and a net loss somewhat greater than that of the $5.5 million loss experienced during the first quarter of 1997. Such revenues, which include those of the Hammer line of high-performance storage products acquired by the Company as of July 1, 1996, reflected a generally slower summer market demand during the quarter, issues of integrating the Hammer products into the StreamLogic business and certain late component deliveries in September 1996 which prevented the Company from fulfilling its entire backlog. During September 1996, as a cost reduction measure, the Company executed a work force reduction of approximately 10% of the U.S. work force.

  As further described in Note 4 to the Condensed Consolidated Financial Statements as of June 28, 1996, effective July 1, 1996 the Company purchased all of the net assets related to the hardware business of FWB Software Inc. and made an equity investment in the software business being retained by FWB Software Inc. In consideration for such net assets and minority equity investment, at closing the Company paid cash of approximately $5 million and issued 1,256,123 shares of StreamLogic Common Stock. FWB Software Inc. will receive additional shares or return shares of StreamLogic Common Stock such that the market value (based on the average price as defined in the Operating Agreement of FWB Software, LLC) of the shares contributed to FWB Software Inc. is equal to $7.5 million, such adjustment to occur on October 29, 1996. Based on the recent share price of the Company's Common Stock as compared to the share price of approximately $6 when the acquisition was negotiated, the Company may need to issue additional shares of StreamLogic Common Stock to FWB Software Inc. on October 29, 1996. If the average price (as defined in the Operating Agreement of FWB Software, LLC) is below approximately $2.40 the Company would be required to issue additional shares pursuant to the agreement such that more than 20% of the outstanding shares immediately prior to the effective date of the agreement would be issued without stockholder approval and possibly contrary to Nasdaq's rules. In order to permit the Company to continue (or become re-listed) as a publicly-traded Nasdaq company if such average price is below such threshold, the Company would be required to negotiate with FWB Software, LLC to provide alternative consideration, such as cash, in place of such shares in excess of 20%. There can be no assurance that such negotiations would be successful and, if not, that the Company's stock would not be delisted from Nasdaq.

                       BACKGROUND OF THE EXCHANGE OFFER

GENERAL

  During the last three completed fiscal years and the transition period ended March 29, 1996, the Company incurred substantial operating losses, and total shareholders' equity fell from $89.630 million at December 30, 1994 to a deficit of $27.084 million at March 29, 1996. These losses were primarily related to the Company's disk drive business, which in fiscal 1995 and the transition period ended March 29, 1996 accounted for approximately 80% of the Company's revenues. On March 29, 1996, following approval of the Company's stockholders, the Company completed the sale of its disk drive business to ST Chatsworth Pte Ltd, a Singapore corporation (the "Sale"). The Company has received approximately $53 million in cash proceeds from the Sale, with $1 million being held in escrow.

  As a result of the Sale, StreamLogic has become a significantly smaller, growth-oriented business. The book value of the Company's property, plant and equipment as of June 28, 1996 totaled approximately $6 million, and the Company employed approximately 150 persons, as compared to approximately $54 million in such assets and 2,000 employees immediately prior to the Sale. The Company's principal business is now fault tolerant disk storage subsystems, commonly known as RAID systems, and video server and video disk recorder systems. The Company believes the indebtedness represented by the 6% Debentures is disproportionately large in relation to its present assets, and inappropriate for a growth-oriented business of the Company's size.

  Prior to the Sale, the Company evaluated several alternatives with respect to restructuring its 6% Debentures prior to or concurrently with the Sale. These alternatives included: cash redemption at a negotiated discount from par, partial cash redemption/exchange offer and restructuring via a "pre-packaged" Chapter 11 proceeding. The Company decided against pursuing a debt restructuring simultaneously with the Sale transaction in large measure because completing the restructuring process in the requisite accelerated time frame was considered to be unrealistic. At such time, Loomis Sayles & Company, L.P. ("Loomis Sayles"), an entity which advises investors that collectively hold approximately 79% of the aggregate principal amount of the outstanding 6% Debentures, indicated to the Company its potential interest in reaching an agreement with respect to a restructuring of the 6% Debentures after the Sale.

  On May 13, 1996, the Company received an inquiry from Nasdaq as to whether the Company met the minimum net tangible assets requirement of the Nasdaq NMS as of its quarter ended March 29, 1996. The Company indicated in response that it did not believe it met such requirement, and Nasdaq requested that the Company submit a written plan by May 28, 1996 for returning to compliance with the net tangible assets requirement. The Company submitted such a plan on May 28, 1996, an important element of which was a restructuring of the 6% Debentures through an exchange offer for cash and equity securities of the Company. Such plan was reviewed by Nasdaq and Nasdaq granted the Company's request for continued inclusion of the Common Stock on the Nasdaq NMS conditioned upon consummation of the tender offer contemplated by the Initial Tender Agreement by October 4, 1996. On September 16, the Company requested Nasdaq to extend the date by which it would require the Exchange Offer to be consummated in order to allow the continued inclusion of the Common Stock on the Nasdaq NMS to October 31, 1996. Following further telephone conversations with representatives of Nasdaq, on September 30, 1996, Nasdaq informed the Company that it would not grant the Company's request for an extension of the date by which it would require the Exchange Offer to be consummated and that effective October 7, 1996, the Company's Common Stock would be removed from the Nasdaq NMS. Nasdaq did, however, inform the Company that it could apply to have its Common Stock listed on the Nasdaq SmallCap Market pending consummation of the Exchange Offer. The Company has initiated an oral appeal of the proposed delisting of its Common Stock from the Nasdaq NMS, and intends to apply for listing of its Common Stock on the Nasdaq SmallCap Market, pending the successful consummation of the Exchange Offer. Nasdaq has informed the Company that its Common Stock will continue to trade on the Nasdaq NMS pending the outcome of the oral appeal; however, there can be no assurances as to whether such appeal will be successful or as to when such determination will be made by Nasdaq. If the Company is unable to consummate the Exchange Offer, it is likely that the Common Stock would no longer be authorized for quotation either on the

Nasdaq NMS or the Nasdaq SmallCap Market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Market for StreamLogic Common Stock."

THE TENDER AGREEMENT

  Following the close of the Sale, in early April, the Company engaged in frequent conversations and written correspondence with Loomis Sayles regarding a potential restructuring of the Company's 6% Debentures. On April 12, 1996, the Company requested Loomis Sayles legal counsel to sign a Confidentiality Agreement.

  In order to assist Loomis Sayles, proposals from financial advisory services firms were solicited in the first half of April. On April 22, 1996, a teleconference call was held between the Company, Loomis Sayles and their respective legal counsels to discuss potential structures for the restructuring, including a private exchange offer for Loomis Sayles' 6% Debentures, or a public tender offer for all outstanding 6% Debentures. Related shareholder approval issues were discussed. The retention of Chanin & Company ("Chanin") as financial advisor to Loomis Sayles and Chanin's fees were also discussed during the conference call. The Company agreed to pay Chanin's fees and the fees of Loomis Sayles' legal counsel.

  On April 24, 1996, the Company signed an agreement for the retention of Chanin by Loomis Sayles at the Company's expense. Estimated fees to be paid by the Company were $300,000. On May 6, Chanin met with Company management to begin its due diligence process. Specific items discussed included the Company's plans with regard to potential acquisitions or merger candidates, communications with Nasdaq with regard to the on-going listing of the Company's common stock, the Company's capital structure, the Company's business plan and financial projections, Company stock option information, key customers, an industry technology overview and the Company's marketing and product strategies.

  During the weeks of May 6 and 13, the Company responded to multiple requests for information, including Company business plans, financial projections, and a request for a copy of the "Assessment of StreamLogic" prepared by Salomon Brothers in February of 1996 in connection with the sale of the hard disk drive business.

  On May 16, the Company received an initial proposed letter agreement regarding a public tender offer for all of the outstanding 6% Debentures from Loomis Sayles, detailing the proposed terms and the consideration to be received. Loomis Sayles indicated that it was prepared to finalize the letter agreement by May 20, 1996. During the week of May 19, the Company discussed internally and with its legal counsel the terms of the May 16 letter agreement, and sent a revised proposal to Chanin on May 23, 1996.

  On May 24, 1996, after discussions between the Company and Loomis Sayles, Loomis Sayles prepared and submitted a revised letter agreement. On May 28, 1996, the Company submitted a written response to the Loomis Sayles proposal of May 24, 1996. Outstanding issues addressed included the pricing of the Warrant component of the Offer.

  During the weeks of May 27 and June 3 various conference calls were held between Loomis Sayles, the Company and their respective legal counsels with regard to outstanding issues, including corporate governance and Loomis Sayles' prospective board seats, dilutive effects of employee options, and Nasdaq requirements with regard to the calculation of the Exchange Price for the Offer.

  During the first two weeks of June, the Company received several revised drafts of the letter agreement from Loomis Sayles. On June 14, final agreement was reached and the letter agreement (the "Initial Tender Agreement") was executed by both parties, a copy of which is attached as Appendix A-1 to this Offer to Exchange.

  One of the several conditions to the Company's obligation to consummate the exchange offer contemplated by the Initial Tender Agreement, and to Loomis Sayles' obligation to advise the institutional clients it advises to tender into such exchange offer, was that the average closing price of the Common Stock for the five trading days prior to the expiration of such exchange offer be between $4.00 and $7.50 per share. Subsequent to the date of the Initial Tender Agreement, the trading price of the Common Stock fell substantially below $4.00 per share, and the Company believed it was unlikely that an exchange offer on the terms of the Initial Tender Agreement could be consummated. During the week of August 20, senior members of the Company's management initiated discussions with Loomis Sayles and Chanin concerning an amendment to the Initial Tender Agreement. On August 26, 1996, the Company submitted a proposed amendment to the Initial Tender Agreement to Loomis and Chanin. On September 7, 1996, Chanin communicated a counter-proposal to the Company's President and Chief Executive Officer, and on September 10, 1996, Loomis Sayles submitted a written proposed amendment to the Company. Following additional discussions and negotiations between the Company, Loomis Sayles and Chanin, on September 13, 1996 the Company and Loomis Sayles executed an amendment to the Initial Tender Agreement (the "First Amendment"), a copy of which is attached as Appendix A-2 to this Offer to Exchange. Based on discussions with representatives of Nasdaq, however, the Company and Loomis Sayles concluded that Nasdaq would likely find that the Initial Tender Agreement, as amended by the First Amendment, contravened certain of Nasdaq's rules and regulations regarding corporate governance. Following additional discussions among the Company, Loomis Sayles, Chanin, and Nasdaq, on October 3, 1996, the Company and Loomis Sayles entered into a Second Amendment to the Initial Tender Agreement (the "Second Amendment"), a copy of which is attached as Appendix A-3 to this Offer to Exchange (the Initial Tender Agreement, as amended by the First Amendment and the Second Amendment, is referred to herein as the "Tender Agreement").

  Pursuant to the Tender Agreement, and subject to certain conditions, the Company agreed to use its reasonable best efforts to initiate and complete the Exchange Offer on terms and conditions substantially similar to those described in this Offer to Exchange, and Loomis Sayles agreed that it would advise the investors it advises to tender and not withdraw the 6% Debentures held by them pursuant to the Exchange Offer, in each case subject to the satisfaction of certain conditions contained in the Tender Agreement. Such conditions to Loomis Sayles' obligations under the Tender Agreement include the requirements that
(i) the Exchange Offer close no later than November 4, 1996 (or if an extension of the closing of the Exchange Offer is required by applicable regulatory requirements or law, by the earlier of the date of the satisfaction of such requirements and November 14, 1996); (ii) not less than 95% of the outstanding 6% Debentures be tendered and not withdrawn; (iii) until the consummation of the Exchange Offer, the Company (a) shall have conducted its business only in the ordinary course and consistent with past practices and maintained its books and records in accordance with past practices; (b) shall not have, without the prior written consent of the Financial Advisor (after it has consulted with Loomis Sayles), (1) issued any equity securities or debt securities other than in connection with the transactions set forth in Exhibit A to the Tender Agreement; (2) amended its charter documents; (3) granted or issued any options, rights, warrants or convertible securities other than in connection with the transactions set forth in Exhibit A to the Tender Agreement;
(4) declared or paid any dividends or made any other distribution to shareholders, reclassified outstanding shares, or reacquired any equity securities; (5) reorganized, sold or disposed of any significant amount of assets; (6) materially increased the level of compensation to any officer, director or employee; or (7) engaged in any transaction, other than the transactions set forth in Exhibit A to the Tender Agreement and the Exchange Offer, with the intention of affecting or influencing the trading price of StreamLogic's traded Common Stock or with the knowledge that the transaction could reasonably be expected to affect or influence the trading price of StreamLogic's traded Common Stock; and (c) shall not have agreed to do anything or take any action which could reasonably be expected to impede, prevent, restrict or otherwise make more difficult the Exchange Offer or any of the other transactions contemplated by the Tender Agreement; (iv) the Company's Board of Directors shall have been expanded from four to seven members, two of whom shall be persons designated by investors advised by Loomis Sayles, and in elections of directors the Company's management shall include in its slate of recommended directors two persons designated by investors advised by Loomis Sayles (without in any way warranting that such director will be elected) until such time as investors advised by Loomis Sayles no longer own at least 28% of the outstanding Common Stock; (v) the Company shall have paid certain Exchange Offer-related amounts including Loomis Sayles' legal fees and the Financial Advisor's fees; (vi) there shall not have occurred any material and adverse change in (a) the business, operations, properties, assets, or condition (financial or otherwise) after the date of the Tender Agreement or (b) the ability of StreamLogic to perform its obligations under the Letter Agreement or to accomplish the Exchange Offer, the

Exchange, or the Issuance; (vii) all required approvals from the Company's stockholders shall have been obtained, (viii) the continued quotation of the Company's Common Stock on the Nasdaq NMS, and (ix) the definitive documentation evidencing the Exchange Offer and Exchange shall be reasonably satisfactory in form, substance and all other respects to Loomis Sayles and its legal counsel. In addition, the holders of 6% Debentures advised by Loomis Sayles are not obligated to participate in the Exchange Offer, nor can there by any assurance as to whether the holders currently advised by Loomis Sayles will continue to be clients of Loomis Sayles as of the Expiration Date. The conditions to the Company's obligations under the Tender Agreement include the requirements that (i) all required approvals from the Company's stockholders shall have been obtained, and (ii) the continued quotation of the Company's Common Stock on the Nasdaq NMS.

  The foregoing is a brief summary of certain provisions of the Tender Agreement. This summary is qualified in its entirety by reference to the Tender Agreement, which is attached hereto as Appendix A.

                              THE EXCHANGE OFFER

GENERAL

  The Company hereby offers, upon the terms and subject to the conditions stated in this Offer to Exchange and the accompanying Letter of Transmittal, to exchange for each $1,000 principal amount of 6% Debentures tendered to the Company (i) $120.00 in cash, (ii) $113.33 principal amount of Promissory Notes, which notes mature on the second anniversary of the date they are issued and bear interest at 14% per annum from the date of issuance to the first anniversary thereof and at 16% per annum thereafter until maturity,
(iii) 216.66667 shares of Common Stock and (iv) Warrants to purchase 40 shares of Common Stock at an initial exercise price of $3.60 per share, subject to certain rights of each Warrant holder to reduce such exercise price under certain circumstances on a one time basis. The Exchange Offer is being made for the entire outstanding principal amount of 6% Debentures. However, the consummation of the Exchange Offer is conditioned upon, among other things, at least 95% of the outstanding principal amount of the 6% Debentures having been validly tendered and not withdrawn prior to the Expiration Date. See "The Exchange Offer--Conditions."

  As of the date of this Offer to Exchange, $75 million aggregate principal amount of 6% Debentures were outstanding. If 100% of the outstanding 6% Debentures are accepted for exchange pursuant to the Exchange Offer, the Company will be required to (i) pay a total of $9 million in cash, (ii) issue $8.5 million principal amount of Promissory Notes, (iii) issue 16,250,000 shares of Common Stock and (iv) issue Warrants to purchase 3 million shares of Common Stock. The cash portion of the Tender Offer Consideration will be paid from the Company's general working capital.

TERMS OF THE TENDER OFFER

  6% Debentures may be tendered and will be accepted for exchange only in denominations of $1,000 principal amount and integral multiples thereof. Holders of 6% Debentures delivered to the Trustee for exchange are not entitled to any payment in respect of accrued and unpaid interest on the converted securities.

  Although the Company has no present intention to do so, if it should modify the Tender Offer Consideration offered for the 6% Debentures in the Exchange Offer, the modified consideration would be paid with regard to all 6% Debentures accepted in the Exchange Offer, including those tendered before the announcement of the modification. If the Company modifies the Tender Offer Consideration, the Exchange Offer will remain open at least 10 business days from the date the Company first publishes, sends or gives notice, by public announcement or otherwise, of such modification to the holders of 6% Debentures.

  Although the Company has no current plan or intention to do so, it reserves the right, subject to applicable law, to purchase or make offers for any 6% Debentures that remain outstanding subsequent to the Expiration Date. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  Tendering holders of 6% Debentures will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of 6% Debentures pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer.

REGISTRATION RIGHTS

  The Company will use its best efforts to file and cause to be declared effective prior to the consummation of the Exchange Offer a registration statement for the issuance of shares of Common Stock upon exercise of Warrants and the resales of such shares. In addition, the Company will use its best efforts to file and cause to be declared effective, for so long as any person receiving Tender Offer Consideration is an "affiliate" of the Company (as such term is defined in Rule 144 promulgated pursuant to the Securities Act of
1933), a registration statement for the resales of the shares of Common Stock issued to such an affiliate pursuant to the Exchange Offer. Shares of Common Stock, Promissory Notes and Warrants issued to non-affiliates of the Company pursuant to the Exchange Offer are expected to be freely tradable due to their issuance pursuant to Section 3(a)(9) under the Securities Act in exchange for freely tradable 6% Debentures.

CONDITIONS

  The obligation of StreamLogic to consummate the Exchange Offer is subject to certain conditions, including, among others, the requirements that: (i) at least 95% in aggregate principal amount of the 6% Debentures shall have been validly tendered for exchange and not withdrawn (the "Minimum Tender Condition"); and (ii) there shall not have occurred any change or development involving a prospective change in or affecting the business or financial affairs of the Company which, in the sole judgment of the Board of Directors of the Company, would or might prohibit, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to the Company of the Exchange Offer. The Company does not presently intend to consummate the Exchange Offer unless the Minimum Tender Condition is satisfied. If the Minimum Tender Condition fails to be met, the Company shall have the right, in its sole discretion, to withdraw the Exchange Offer. However, if the Company elects, in its sole discretion, to waive or modify the Minimum Tender Condition, the Company will publicly announce its decision to do so and, if that announcement is made within five business days of the previously scheduled Expiration Date, will extend the Expiration Date for at least five business days from the date of such announcement. Holders who have previously tendered their securities prior to any such announcement will be entitled to withdraw their 6% Debentures at any time prior to the Expiration Date.

  Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange or, subject to any applicable rules or regulations of the Commission, exchange any 6% Debentures tendered for exchange and may postpone the acceptance for exchange of any 6% Debentures tendered and to be exchanged by it, and may terminate or amend the Exchange Offer as provided herein if at any time on or after the date of this Offer to Exchange and before acceptance for exchange of any 6% Debentures, any of the following conditions shall have occurred:

    (1) there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer that is, or is reasonably likely to be, in the sole judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;

    (2) there shall have occurred any material adverse development, in the sole judgment of the Company, with respect to any action or proceeding concerning the Company;

    (3) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;

    (4) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company or which, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or that will, or is reasonably likely to, materially impair the contemplated benefits to the Company of the Exchange Offer, or otherwise result in the consummation of the Exchange Offer not being or not reasonably likely to be in the best interests of the Company;

    (5) the Trustee shall have objected in any respect to, or taken any action that could, in the sole judgment of the Company, adversely affect the consummation of the Exchange Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Exchange Offer or the acceptance of, or payment for, any of the 6% Debentures;

    (6) the Company shall not have received from any federal, state or local governmental, regulatory or administrative agency or instrumentality, any approval, authorization or consent that, in the sole judgment of the Company, is necessary to effect the Exchange Offer; or

    (7) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (ii) any significant adverse change in the price of the 6% Debentures in the United States securities or financial markets, (iii) a material impairment in the trading market for debt securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in the reasonable judgment of the Company, might affect, the extension of credit by banks or other lending institutions,
  (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States,
  (vii) any imposition of a general suspension of trading or limitation of prices on the New York Stock Exchange or the Nasdaq NMS or (viii) in the case of any of the foregoing existing on October 7, 1996, a material acceleration or worsening thereof;

    (8) the Company shall not have obtained approval of the Exchange Offer by its stockholders; or

    (9) the Company's Common Stock shall no longer be included on the Nasdaq
  NMS.

  All the foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

  If any of the conditions set forth in this section shall not be satisfied, the Company may, subject to applicable law, (i) terminate the Exchange Offer and return all 6% Debentures tendered pursuant to the Exchange Offer to tendering holders; (ii) extend the Exchange Offer and retain all tendered 6% Debentures until the Expiration Date for the extended Offer; (iii) amend the terms of the Exchange Offer or modify the consideration to be paid by the Company pursuant to the Exchange Offer; or (iv) waive the unsatisfied conditions with respect to the Exchange Offer and accept all 6% Debentures tendered pursuant to the Exchange Offer.

  Although the Company may assert any of the conditions set forth in this section, the conditions to the Company's obligations under the Tender Agreement are not coextensive with such conditions. Therefore, the Company may, in certain circumstances, be obligated to consummate the Exchange Offer pursuant to the Tender Agreement even though certain conditions to this Exchange Offer have not been satisfied. In addition, the obligation of Loomis Sayles to advise the investors it advises to tender their 6% Debentures in the Exchange Offer pursuant to the Tender Agreement is subject to various conditions. See "Background of the Exchange Offer--The Tender Agreement."

EXPIRATION; EXTENSION; TERMINATION; AMENDMENT

  The Exchange Offer will expire at 12:00 Midnight, New York City time, on November 4, 1996 (the "Expiration Date"). The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Exchange Offer is open by giving oral or written notice of such extension to the Exchange Agent and making a public announcement thereof. There can be no assurance that the Company will exercise its right to extend the Exchange Offer or that the Exchange Offer will be otherwise extended. During any extension of the Exchange Offer, all 6% Debentures previously tendered pursuant thereto and not converted or withdrawn will remain subject to the Exchange Offer and may be accepted for exchange by the Company at the expiration of the Exchange Offer subject to the right of a tendering holder to withdraw his 6% Debentures. See "The Exchange Offer-- Withdrawal of Tenders." Under no circumstances will interest on the Tender Offer Consideration be paid by the Company by reason of any such extension.

  The Company also expressly reserves the right, subject to applicable law, to delay acceptance for the exchange of any 6% Debentures or, regardless of whether such 6% Debentures were theretofore accepted for exchange, to delay the exchange of any 6% Debentures pursuant to the Exchange Offer or to terminate the Exchange Offer and not accept for exchange any 6% Debentures, if any of the conditions to the Exchange Offer specified herein fail to be satisfied, by giving oral or written notice of such delay or termination to the Exchange Agent. The reservation by the Company of the right to delay the exchange or acceptance for exchange of 6% Debentures is subject to the provisions of Rule 13e-4(f)(5) under the Exchange Act, which requires that the Company pay the consideration offered or return the 6% Debentures deposited by or on behalf of holders thereof promptly after the termination or withdrawal of the Exchange Offer.

  Any extension, delay, termination or amendment of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make a public announcement of any extension, delay, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Exchange Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

  If the Company increases or decreases the Tender Offer Consideration or the amount of 6% Debentures sought in the Exchange Offer, the Exchange Offer will remain open at least ten business days from the date that the Company first publishes, sends or gives notice, by public announcement or otherwise, of such increase or decrease. The Company has no current intention to increase or decrease the Tender Offer Consideration currently offered or the amount of 6% Debentures sought to be purchased.

  If the Company materially changes the terms of the Exchange Offer or the information concerning the Exchange Offer, the Company will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer (other than a change in consideration offered or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The Commission has stated that as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given.

PROCEDURES FOR TENDERING

 Tenders of Securities.

  For a holder validly to tender 6% Debentures pursuant to the Exchange Offer, a properly completed and validly executed Letter of Transmittal (or a facsimile thereof), together with any signature guarantees and any other documents required by the instructions to the Letter of Transmittal, must be received by the Exchange Agent prior to the Expiration Date at one of its addresses set forth on the back cover page of this Offer to Exchange. In addition, the Exchange Agent must receive either certificates for tendered 6% Debentures at any of such addresses or such 6% Debentures must be transferred pursuant to the procedures for book-entry transfer described below and a confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date. A holder who desires to tender 6% Debentures and who cannot comply with the procedures set forth herein for tender on a timely basis or whose 6% Debentures are not immediately available must comply with the procedures for guaranteed delivery set forth below. Letters of Transmittal, certificates representing 6% Debentures and confirmations of book-entry transfer should be sent only to the Exchange Agent, and not to the Company or the Trustee.

 Delivery of Letters of Transmittal.

  If the certificates for 6% Debentures are registered in the name of a person other than the signer of the Letter of Transmittal relating thereto, then in order to tender such 6% Debentures pursuant to the Exchange Offer, the certificates evidencing such 6% Debentures must be endorsed or accompanied by appropriate bond powers signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or bond powers guaranteed as provided below.

  Any beneficial owner whose 6% Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender 6% Debentures should contact such registered holder promptly and instruct such registered holder to tender the 6% Debentures on such beneficial owner's behalf. If any beneficial owner wishes to tender 6% Debentures himself, that beneficial owner must, prior to completing and executing the Letter of Transmittal and, where applicable, delivering his 6% Debentures, either make appropriate arrangements to register ownership of the 6% Debentures in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take a considerable amount of time.

  The method of delivery of 6% Debentures, Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holder tendering the 6% Debentures. If delivery is to be made by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to that date and time.

 Book-Entry Transfer.

  Promptly after the commencement of the Exchange Offer, the Exchange Agent will seek to establish a new account or utilize an existing account with respect to the 6% Debentures at each of The Depository Trust Company and the Philadelphia Depository Trust Company (each of the foregoing, a "Book-Entry Transfer Facility"). Any financial institution that is a participant in the Book-Entry Transfer Facility system and whose name appears on a security position listing as the owner of 6% Debentures may make book-entry delivery of such 6% Debentures by causing the Book-Entry Transfer Facility to transfer such 6% Debentures into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of 6% Debentures may be effected through book-entry transfer at a Book-Entry Transfer Facility, the applicable Letter of Transmittal (or a facsimile thereof), properly completed and validly executed, with any required signature guarantees and any other required documents, must, in any case, be received by the Exchange Agent at one of its addresses set forth on the back cover page of this Offer to Exchange on or prior to the Expiration Date, or the tendering holder must comply with the guaranteed delivery procedures described below. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

 Signature Guarantees.

  Signatures on the Letter of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States or by any other "eligible guarantor institution" as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being an "Eligible Institution") unless (a) the Letter of Transmittal is signed by the registered holder of the 6% Debentures tendered therewith (or by a participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of such 6% Debentures) and neither the "Special Payment Instructions" box nor the "Special Delivery Instructions" box of the Letter of Transmittal is completed, or (b) such 6% Debentures are tendered for the account of an Eligible Institution.

 Guaranteed Delivery.

  If a holder desires to tender 6% Debentures pursuant to the Exchange Offer and (i) certificates representing such 6% Debentures are not immediately available, (ii) time will not permit such holder's Letter of Transmittal, certificates evidencing such 6% Debentures or other required documents to reach the Exchange Agent prior to the Expiration Date or (iii) such holder cannot complete the procedures for book-entry transfer prior to the Expiration Date, a tender may be effected if all the following are complied with:

    (a) such tender is made by or through an Eligible Institution;

    (b) on or prior to the Expiration Date, the Exchange Agent has received from such Eligible Institution, at one of the addresses of the Exchange Agent set forth on the back cover page of this Offer to Exchange, a properly completed and validly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) in substantially the form accompanying this Offer to Exchange, setting forth the name and address of the registered holder and the principal amount of 6% Debentures being tendered and stating that the tender is being made thereby and guaranteeing that, within three Nasdaq SmallCap Market trading days after the date of the Notice of Guaranteed Delivery, the Letter of Transmittal validly executed (or a facsimile thereof), together with certificates evidencing the 6% Debentures (or confirmation of book-entry transfer of such 6% Debentures into the Exchange Agent's account with a Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal and the instructions thereto, will be deposited by such Eligible Institution with the Exchange Agent; and

    (c) such Letter of Transmittal (or a facsimile thereof), properly completed and validly executed, together with certificates evidencing all physically delivered 6% Debentures in proper form for transfer (or confirmation of book-entry transfer of such 6% Debentures into the Exchange Agent's account with a Book-Entry Transfer Facility) and any other required documents are received by the Exchange Agent within three Nasdaq SmallCap Market trading days after the date of such Notice of Guaranteed Delivery.

 Lost or Missing Certificates.

  If a holder desires to tender 6% Debentures pursuant to the Exchange Offer but the certificates evidencing such 6% Debentures have been mutilated, lost, stolen or destroyed, such holder should write to or telephone the Exchange Agent, at the address or telephone number listed on the back cover of this Offer to Exchange about procedures for obtaining replacement certificates for such 6% Debentures or arranging for indemnification or any other matter that requires handling by the Exchange Agent.

 Other Matters.

  Notwithstanding any other provision of the Exchange Offer, delivery of the Tender Offer Consideration for 6% Debentures tendered and accepted pursuant to the Exchange Offer will occur only after timely receipt by the Exchange Agent of such 6% Debentures (or confirmation of book-entry transfer of such 6% Debentures into the Exchange Agent's account with a Book-Entry Transfer Facility), together with properly completed and validly executed Letters of Transmittal (or a facsimile thereof) and any other required documents.

  Tenders of 6% Debentures pursuant to any of the procedures described above and acceptance thereof by the Company will constitute a binding agreement between the Company and the tendering holder upon the terms and subject to the conditions of the Exchange Offer.

  All questions as to the form of all documents, the validity (including time of receipt) and acceptance of tenders of the 6% Debentures will be determined by the Company, in its sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of 6% Debentures will not be considered valid. The Company reserves the absolute right to reject any or all tenders of 6% Debentures that are not in proper form or the acceptance of which, in the Company's opinion, would be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular 6% Debentures.

If the Company waives its right to reject a defective tender of 6% Debentures, the holder will be entitled to the Tender Offer Consideration. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of 6% Debentures must be cured within such time as the Company determines, unless waived by the Company. Tenders of 6% Debentures shall not be deemed to have been made until all defects and irregularities have been waived by the Company or cured. None of the Company, the Exchange Agent, the Trustee or any other person will be under any duty to give notice of any defects or irregularities in tenders of 6% Debentures, or will incur any liability to holders for failure to give any such notice.

WITHDRAWAL OF TENDERS

  Tenders of 6% Debentures may be withdrawn at any time until the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer (December 4, 1996) unless accepted for exchange prior to that date.

  Holders who wish to exercise their right of withdrawal with respect to a tender of 6% Debentures in the Exchange Offer must give written notice of withdrawal, delivered by mail or hand delivery or facsimile transmission, to the Exchange Agent at one of its addresses set forth on the back cover page of this Offer to Exchange prior to the Expiration Date or at such other time as otherwise provided for herein. In order to be effective, a notice of withdrawal must specify the name of the person who deposited the 6% Debentures to be withdrawn (the "Depositor"), the name in which the 6% Debentures are registered, if different from that of the Depositor, and the principal amount of the 6% Debentures to be withdrawn. If tendered 6% Debentures to be withdrawn have been delivered or identified through confirmation of book-entry transfer to the Exchange Agent, the notice of withdrawal also must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with withdrawn 6% Debentures. The notice of withdrawal must be signed by the registered holder of such 6% Debentures in the same manner as the applicable Letter of Transmittal (including any required signature guarantees), or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of such 6% Debentures. Withdrawals of tenders of 6% Debentures may not be rescinded, and any 6% Debentures withdrawn will be deemed not validly tendered thereafter for purposes of the Exchange Offer. However, properly withdrawn 6% Debentures may be tendered again at any time prior to the Expiration Date by following the procedures for tendering not previously tendered 6% Debentures described elsewhere herein.

  All questions as to the form and validity (including time of receipt) of any withdrawal of tendered 6% Debentures will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Exchange Agent, the Trustee or any other person will be under any duty to give notification of any defect or irregularity in any withdrawal of tendered 6% Debentures, or will incur any liability for failure to give any such notification.

  If the Company is delayed in its acceptance for exchange and payment for any 6% Debentures or is unable to accept for exchange or exchange any 6% Debentures pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered 6% Debentures may be retained by the Exchange Agent on behalf of the Company and may not be withdrawn (subject to Rule 13e-4(f)(5)) under the Exchange Act, which requires that the issuer making the tender offer pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of a tender offer), except as otherwise permitted hereby.

FRACTIONAL SHARES

  Tendering holders of 6% Debentures will not receive fractional shares of Common Stock but instead will receive a cash payment in lieu thereof in an amount equal to the same fraction of the market price per share of Common Stock (as determined by the Board of Directors or in any manner prescribed by the Board of Directors, which, so long as the Common Stock is traded on Nasdaq, shall be the last reported sales price on Nasdaq at the close of business on the day immediately prior to the day the Company gives its notice of acceptance of tendered securities in the Exchange Offer).

ACCEPTANCE OF DEBENTURES; DELIVERY OF TENDER OFFER CONSIDERATION

  The acceptance of the 6% Debentures validly tendered and not withdrawn will be made as promptly as practicable after the Expiration Date. For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange validly tendered 6% Debentures if, as and when the Company gives oral or written notice thereof to the Exchange Agent. Such notice of acceptance shall constitute a binding contract between the Company and the tendering holder pursuant to which the Company will be obligated to pay the Tender Offer Consideration therefor, and upon such notice of acceptance the tendered 6% Debentures will be cancelled and will cease to be treated as outstanding indebtedness of the Company. Subject to the terms and conditions of the Exchange Offer, delivery of Promissory Notes, Common Stock, Warrants and cash in respect of 6% Debentures accepted and exchanged pursuant to the Exchange Offer will be made by the Exchange Agent as soon as practicable after receipt of such notice. The Exchange Agent will act as agent for the tendering holders of 6% Debentures for the purposes of receiving Promissory Notes, Common Stock, Warrants and cash from the Company and transmitting the Promissory Notes, Common Stock, Warrants and cash to the tendering holders. Tendered 6% Debentures not accepted for exchange by the Company, if any, will be returned without expense to the tendering holder of such 6% Debentures (or, in the case of 6% Debentures tendered by book-entry transfer into the Exchange Agent's account at a Book-Entry Transfer Facility, such 6% Debentures will be credited to an account maintained at a Book-Entry Transfer Facility) as promptly as practicable following the Expiration Date.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile transmission, telephone or in person by officers and regular employees of the Company and their affiliates. The Company will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the Exchange Offer material to the beneficial owners of the 6% Debentures, and in handling and forwarding tenders to the Exchange Agent.

  The Company has not retained any dealer manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting tenders for the Exchange Offer.

  The Company estimates that expenses of making the Exchange Offer, including the fees and expenses of the Exchange Agent (approximately $7,500), Warrant Agent (approximately $7,500), Loomis Sayles' Financial Advisor Fees (approximately $300,000), printing costs (approximately $100,000), filing fees (approximately $10,000), legal fees (approximately $300,000), and accounting fees (approximately $20,000), will total approximately $750,000. Such expenses will be paid from the Company's general working capital.

  The Company will pay all transfer taxes, if any, applicable to the transfer and exchange of 6% Debentures pursuant to the Exchange Offer. If, however, delivery of the Tender Offer Consideration or 6% Debentures for principal amounts not exchanged is to be made to, or are to be registered in the name of any person other than the Holder of the 6% Debentures tendered thereby, or if tendered 6% Debentures are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any other reason other than the transfer and exchange of 6% Debentures to the Company or its order pursuant to the Exchange Offer, the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder prior to the issuance of the Tender Offer Consideration.

EXCHANGE AGENT

  ChaseMellon Shareholder Services, L.L.C. has been appointed Exchange Agent for the Exchange Offer. All deliveries and correspondence sent to the Exchange Agent should be directed to one of its addresses set forth on the back cover page of this Offer to Exchange. Requests for assistance or additional copies of this Offer to Exchange and the Letter of Transmittal should be directed to the Company at its address and phone number as set forth on the back cover page of this Offer to Exchange. The Company has agreed to pay the Exchange Agent customary fees for their services and to reimburse the Exchange Agent for their reasonable out-of-pocket expenses in connection therewith. The Company also has agreed to indemnify the Exchange Agent for certain liabilities, including liabilities under the federal securities laws.

APPRAISAL RIGHTS

  No appraisal or similar statutory rights are available to beneficial owners of 6% Debentures in connection with the Exchange Offer.

MISCELLANEOUS

  The Company has not retained any dealer manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting tenders of 6% Debentures. However, directors, officers and regular employees of the Company (who will not be separately compensated for such services) may solicit tenders by use of the mails, personally or by telephone, facsimile or similar means of electronic transmission. The Company also will pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this Offer to Exchange and related documents to the beneficial owners of the 6% Debentures and in handling or forwarding tenders of 6% Debentures by their customers.

                         DESCRIPTION OF 6% DEBENTURES

  The 6% Debentures are issued under an Indenture, dated as of March 15, 1987 (the "Indenture"), between the Company and Harris Trust and Savings Bank, as Trustee (the "Trustee"). The following is a summary of certain provisions of the Indenture. Any 6% Debentures that are not tendered in the Offer will continue outstanding on the terms of the Indenture.

  General. The 6% Debentures are unsecured, subordinated obligations of the Company, aggregating $75,000,000 in principal amount and maturing on March 15, 2012. The 6% Debentures bear interest at the rate of 6% per annum. Interest is payable semiannually on March 15 and September 15 of each year to the persons in whose names the 6% Debentures are registered at the close of business on the preceding March 1 and September 1, as the case may be.

  The 6% Debentures were issued in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

  Conversion Rights. The 6% Debentures (or portions thereof which are $1,000 or integral multiples thereof) are convertible into Common Stock at any time prior to redemption or maturity, currently at the conversion price of $48 1/2 per share, subject to adjustment as described below. The right to convert 6% Debentures called for redemption terminates at the close of business on any redemption date unless the Company defaults in making the payment due upon redemption, and will be lost if not exercised prior to that time. The conversion price is subject to adjustment in certain events, including (i) dividends (and other distributions) on the Company's Common Stock payable in capital stock of the Company, (ii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at less than the then-current market price (as defined), (iii) subdivisions, combinations and certain reclassifications of the Common Stock, and (iv) distributions to all holders of Common Stock of debt securities or assets of the Company or certain rights or warrants to purchase securities of the Company (excluding those rights and warrants referred to above and dividends and distributions paid in cash out of the current or retained earnings of the Company). The Company is not required to make adjustments in the conversion price of less than 1% of such price, but any adjustment that would otherwise be required to be made will be taken into account in the computation of any subsequent adjustment. The Company may at any time reduce the conversion price by any amount.

  In case of certain consolidations or mergers to which the Company is a party or the transfer or lease of all or substantially all of the assets of the Company, each 6% Debenture then outstanding would, without the consent of any holders of 6% Debentures (the "Holders"), become convertible only into the kind and amount of securities, cash or other property which the Holder would have owned immediately after the transaction if he had converted such 6% Debenture immediately prior to such consolidation, merger or transfer (assuming such Holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of the non-electing shares and assuming such Holder was not a party to the transaction or an affiliate of such a party).

  Subordination of 6% Debentures. The 6% Debentures are subordinated in right of payment and subject, to the extent set forth in the Indenture, to the prior payment in full of all existing and future Indebtedness (as defined below). No payments on account of principal of (or premium, if any) or interest on the 6% Debentures may be made if there has occurred and is continuing a default in the payment of an aggregate of $5,000,000 principal or interest with respect to any Indebtedness, or a default or an event of default with respect to an aggregate of $5,000,000 principal or interest of Indebtedness resulting in the acceleration of the maturity thereof. Upon any acceleration of the payment of the 6% Debentures or any payment or distribution of assets of the Company to creditors resulting from any liquidation, dissolution, winding up or reorganization of the Company (whether in bankruptcy, reorganization, insolvency or receivership proceedings or, upon an assignment for the benefit of creditors, or otherwise), the holders of all Indebtedness will be first entitled to receive payment in full (or such payment must be provided for) of all amounts due or to become due thereon before the Holders are entitled to receive any payment upon the principal (or premium, if any) or interest on the 6% Debentures. By reason of such subordination, in the event of insolvency general creditors of the Company may recover more, ratably, than Holders.

  "Indebtedness" is defined to mean (i) the principal of (and premium, if any) and interest on all indebtedness of the Company (other than the 6% Debentures), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is for money borrowed or which is evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets, (ii) obligations of the Company as lessee under leases required to be capitalized under generally accepted accounting principles, (iii) any indebtedness of others, of the kind described in the preceding clauses, for the payment of which the Company is responsible or liable as guarantor, and (iv) any obligations or indebtedness with respect to amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness; unless, with certain exceptions, in any instrument or instruments evidencing such obligation or indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is provided that such obligation or indebtedness is not superior in right of payment to the 6% Debentures.

  Redemption. The 6% Debentures are redeemable, otherwise than through the sinking fund, upon not less than 30 or more than 60 days' notice by mail, at any time prior to maturity as a whole or in part, at the election of the Company. Such redemption, if any, shall be at a redemption price equal to 100.6% of the principal amount to the extent 6% Debentures are redeemed in the 12-month period beginning March 15, 1996 and thereafter at 100% of the principal amount, together in each case with accrued interest to the redemption date (subject to the right of Holders of record on regular record dates to receive interest due on an interest payment date that is on or prior to the redemption date).

  Sinking Fund. The 6% Debentures are redeemable through the operation of a sinking fund on March 15, 1997, and on March 15 in each year thereafter to and including March 15, 2011, upon no less than 30 nor more than 60 days' notice by mail, at a sinking fund redemption price equal to 100% of the principal amount thereof plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date). Prior to March 15 of each of the years 1997 to 2011, inclusive, the Company will pay to the Trustee, for a sinking fund, cash sufficient to redeem on such date 5% of the aggregate principal amount of the 6% Debentures issued, provided that 6% Debentures converted pursuant to the Indenture or reacquired or redeemed by the Company (other than 6% Debentures redeemed through the sinking fund) may be used, at the principal amount thereof, to reduce the amount of any sinking fund payment. Sinking fund payments are to be applied to redeem 6% Debentures.

  Consolidation, Merger and Sale of Assets. The Indenture provides that the Company may, without the consent of the Holders, consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case (i) the successor person shall be a corporation and such person shall assume by a supplemental indenture the Company's obligations under the Indenture, and (ii) immediately after giving effect to such transaction, no default shall exist. Upon compliance with these provisions by a successor, the Company (except in the case of a lease) would be relieved of its obligations under the Indenture and the 6% Debentures.

  Modification and Waiver. Subject to certain exceptions, modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding 6% Debentures; provided, however, that no such modification or amendment may, without the consent of the Holder of each 6% Debenture affected thereby, (i) change the stated maturity date of the principal of or the due date of any installment of interest on any 6% Debenture, or adversely affect the right to convert any 6% Debenture, (ii) reduce the principal amount of (or the premium) or interest on any 6% Debenture, (iii) change the currency for payment of principal of (or premium) or interest on any 6% Debenture, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any 6% Debenture, (v) modify the subordination provisions in a manner adverse to the Holder of any 6% Debenture, (vi) reduce the above-stated percentage of outstanding 6% Debentures necessary to modify or amend the

Indenture, (vii) reduce the percentage of aggregate principal amount of outstanding 6% Debentures necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (viii) modify (with certain exceptions) any provisions of the Indenture relating to the modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder.

  The Holders of a majority in aggregate principal amount of the outstanding 6% Debentures may waive compliance by the Company with certain restrictive provisions of the 6% Debentures and any existing default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provisions which cannot be modified or amended without the consent of each of the Holders of affected 6% Debentures.

  Events of Default. The following are "Events of Default" under the
Indenture: (i) failure to pay principal of (or premium, if any, on) any 6% Debenture when due, (ii) failure to pay any interest on any 6% Debenture when due, continued for 30 days, (iii) failure to deposit any sinking fund payment when due, continued for 10 days or failure to deposit any redemption payment when due, (iv) failure to perform any other covenant or warranty of the Company continued for 60 days after written notice as provided in the Indenture, (v) acceleration of any indebtedness of the Company for borrowed money in excess of $5,000,000 pursuant to the terms of any agreement or instrument under which such indebtedness is issued, if acceleration is not annulled within 30 days after written notice, and (vi) certain events of bankruptcy, insolvency or reorganization in respect of the Company.

  If an Event of Default occurs and is continuing, either the Trustee or the Holders of a majority in aggregate principal amount of the outstanding 6% Debentures may declare all of the 6% Debentures to be due and payable immediately; provided, however, that the Holders of a majority in aggregate principal amount of outstanding 6% Debentures may rescind and annul such acceleration under certain circumstances.

  No Holder has any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder has previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding 6% Debentures shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee has not received from the Holders of a majority in aggregate principal amount of the outstanding 6% Debentures a direction inconsistent with such request and has failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder for the enforcement of payment of the principal of (and premium, if any) or interest on such 6% Debenture on or after the respective due dates expressed in such 6% Debenture or of the right to convert such 6% Debenture in accordance with the Indenture.

  The Company is required to furnish to the Trustee annually a statement as to any default under the Indenture and must notify the Trustee upon the occurrence of any default.

  Applicable Law. The 6% Debentures and the Indenture are governed by and construed in accordance with the laws of the State of California.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized stock of the Company is divided into two Classes, Common Stock, $1.00 par value, of which the Company is authorized to issue 50,000,000 shares, and Preferred Stock, $1.00 par value ("Preferred Stock"), of which the Company is authorized to issue 2,000,000 shares.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to preferences which may be applicable to any shares of the Company's Preferred Stock outstanding at that time, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor and, in the event of the liquidation or dissolution of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. The shares of Common Stock outstanding are, and the shares to be issued as part of the Tender Offer Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

  At the close of business on the Record Date, there were 16,930,790 shares of Common Stock outstanding.

PREFERRED STOCK

  The Company's Preferred Stock is issuable in classes or series with such rights, preferences, privileges and restrictions as the Company's Board of Directors may determine, including the voting rights, redemption provisions, dividend rates, liquidation preferences and conversion rights, without any further stockholder approval. No such classes or series are presently established and no shares of Preferred Stock are outstanding.

SHARE PURCHASE RIGHTS PLAN

  In May 1989, the Company adopted a Rights Agreement (the "Rights Agreement") pursuant to which Common Stock Purchase Rights ("Rights") were distributed to stockholders, which Rights Agreement was amended in October 1995, in March 1996, in May 1996 and in September 1996. When exercisable, each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $40.00 per share, subject to adjustment. Currently, the Rights attach to all outstanding shares of Common Stock, and no separate Rights Certificates have been distributed. The Rights will become exercisable and will detach from the Common Stock following an event in which any person or group, with certain exceptions, acquires 20% or more of the Company's Common Stock, or announces a tender or exchange offer which, if consummated, would result in that person or group owning at least 30% of the Company's Common Stock. If such a person or group acquires 20% or more of the Company's Common Stock (except pursuant to certain cash tender offers for all of the Company's Common Stock), each Right will entitle the holder of a Right, other than Rights that are or were acquired or beneficially owned by the 20% stockholder (which rights will thereafter be void), to purchase, at the Right's then current exercise price, the Company's Common Stock in an amount having a market value equal to twice the exercise price. Similarly, with certain exceptions, if the Company merges or consolidates with or sells 50% or more of its assets or earning power to another person, each Right then will entitle the holder to purchase, at the Right's then current exercise price, the stock of the acquiring company in an amount having a market value equal to twice the exercise price. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of the Company. The Company may redeem the rights at $0.01 per Right, subject to adjustment, at any time on or prior to the tenth day, unless extended, after acquisition by a person or group of 20% or more of the Company's outstanding Common Stock. The Rights will expire on May 18, 1999, unless earlier redeemed. This plan is designed to deter potentially coercive takeover attempts.

  Each share of Common Stock issued, whether immediately or upon exercise of any Warrants, as part of the Tender Offer Consideration will have attached to it one Right. The September 1996 amendment of the Rights Agreement provides that none of the Tender Agreement, this Offer to Exchange or the consummation of the Exchange Offer cause the Rights to become exercisable or detach from the Common Stock.

                        DESCRIPTION OF PROMISSORY NOTES

  If the Exchange Offer is consummated, the Company will issue the Promissory Notes as part of the Tender Offer Consideration with respect to the 6% Debentures tendered pursuant to the Exchange Offer. The Promissory Notes will be issued pursuant to an indenture, dated as of the date on which the Promissory Notes are issued (the "Note Indenture"), between the Company and a trustee (the "Note Trustee") to be selected prior to the consummation of the Exchange Offer. The Promissory Notes are not expected to be subject to the provisions of the Trust Indenture Act of 1939, as amended. The following is a summary of certain provisions of the Note Indenture and the Promissory Notes, which summary does not purport to be complete, and is qualified in its entirety by reference to the Note Indenture (which includes the form of the Promissory Notes), the form of which is attached hereto as Appendix B.

  General. The Promissory Notes will be general unsecured obligations of the Company limited in aggregate principal amount to $8,500,000. The Promissory Notes will be issued only in fully registered form and without coupons.

  Maturity and Interest. The Promissory Notes will mature on the second anniversary of the date they are issued. During the period commencing on the date on which the Promissory Notes are issued and ending on the day before the first anniversary of such issuance, the Promissory Notes shall bear interest at the rate of 14% per annum. During the period commencing on the first anniversary of the date of issuance until maturity, the Promissory Notes shall bear interest at the rate of 16% per annum. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year to the persons in whose names the Promissory Notes are registered at the close of business on the preceding March 15, June 15, September 15 and December 15, as the case may be. Interest on the Promissory Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance of the Promissory Notes. Principal and interest on the Promissory Notes will be payable at the office or agency of the Company maintained for such purpose within or without the City and State of New York, or, at the option of the Company, payment of principal and interest may be made by check mailed to the registered holders of the Promissory Notes at their respective addresses set forth in the register of holders of Promissory Notes; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest on all Promissory Notes the holders of which shall have provided wire transfer instructions to the Company or the Note Trustee. Until otherwise designated by the Company, the Company's office or agency in New York will be at the office of the Note Trustee maintained for such purpose.

  Ranking. The Promissory Notes will rank senior in right of payment to all indebtedness of the Company that by its terms is subordinate to the Promissory Notes, including, without limitation, 6% Debentures that are not tendered in the Offer. The Promissory Notes will rank pari passu in right of payment with all other unsecured borrowings of the Company.

  Prepayment. The Company, at its option, may prepay the Promissory Notes, in whole or in part, at any time upon not less than 15 nor more than 60 days' notice to the registered holders of the Promissory Notes to be prepaid. Any such prepayment shall be at a prepayment price equal to 100% of the principal amount to be prepaid plus the interest accrued but unpaid with respect to such principal amount as of the prepayment date.

  Covenant. While the Promissory Notes are outstanding, the Company will not incur any indebtedness for borrowed money other than Permitted Indebtedness (as defined below), unless the proceeds of such indebtedness are applied, first, to repay all amounts outstanding under the Promissory Notes and, thereafter, for the other purposes of the financing. "Permitted Indebtedness" means indebtedness under the Company's existing $4 million revolving credit facility with Wells Fargo Bank, N.A., or any replacement thereof.

  Modification and Waiver. The Company and the Note Trustee may amend the Note Indenture without the consent of any holder of any Promissory Notes to cure ambiguities in a manner that does not adversely affect the rights of any Promissory Note holder or to make other changes that do not adversely affect the legal rights of the holders of Promissory Notes under the Note Indenture. Subject to certain exceptions, modifications and amendments of the Note Indenture may be made by the Company and the Note Trustee with the consent of the Holders of 66 2/3% in aggregate principal amount of the outstanding Promissory Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Promissory Note affected thereby, (i) change the stated maturity date of the principal of or the due date of any installment of interest on any Promissory Notes, (ii) reduce the principal amount of Promissory Notes or interest on any Promissory Notes, (iii) change the currency for, or manner of, payment of principal or interest on any Promissory Notes, (iv) reduce the above-stated percentage of outstanding Promissory Notes necessary to modify or amend the Indenture, (v) reduce the percentage of aggregate principal amount of Promissory Notes necessary for waiver of compliance with certain provisions of the Note Indenture or for waiver of certain defaults, or (vi) modify (with certain exceptions) any provisions of the Note Indenture relating to the modification and amendment of the Note Indenture or waiver of compliance with conditions and defaults thereunder.

  The Holders of at least 66 2/3% of the aggregate principal amount of the outstanding Promissory Notes may waive compliance by the Company with certain restrictive provisions of the Promissory Notes and any existing default under the Note Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provisions which cannot be modified or amended without the consent of each of the Holders of affected Promissory Notes.

  Events of Default. The following are "Events of Default" under the
Indenture: (i) failure to pay interest on principal of (or premium, if any, on) any Promissory Notes when due, (ii) failure of any representation or warranty of the Company made in the Note Indenture to be true when made and
(iii) certain events of bankruptcy, insolvency, dissolution or reorganization in respect of the Company.

  If an Event of Default occurs and is continuing, either the Note Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Promissory Notes may declare all of the Promissory Notes to be due and payable immediately and in certain bankruptcy-related circumstances such Promissory Notes may become immediately due and Payable ipso facto without any act by the Note Trustee or any Holders of Promissory Notes; provided, however, that the Holders of a majority in aggregate principal amount of outstanding Promissory Notes may rescind and annul such acceleration under certain circumstances.

  No Holder has any right to institute any proceeding with respect to the Note Indenture or for any remedy thereunder, unless such Holder has previously given to the Note Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Promissory Notes shall have made written request, and offered reasonable indemnity, to the Note Trustee to institute such proceeding as trustee, and the Note Trustee has not received from the Holders of a majority in aggregate principal amount of the outstanding Promissory Notes a direction inconsistent with such request and has failed to institute such proceeding within 60 days.

  Applicable Law. The Promissory Notes and the Note Indenture and the Indenture are governed by and construed in accordance with the laws of the State of New York. The Note Indenture is not expected to be subject to the Trust Indenture Act of 1939, as amended.

                            DESCRIPTION OF WARRANTS

  If the Offer is consummated, the Warrants will be issued pursuant to a warrant agreement (the "Warrant Agreement") by and between the Company and Wells Fargo Bank, N.A., as warrant agent (the "Warrant Agent"). The following is a summary of the material provisions of the Warrant Agreement and the warrant certificate attached thereto (the "Warrant Certificate"), which summary does not purport to be complete, and is qualified in its entirety by reference to the Warrant Agreement and the Warrant Certificate, the forms of which are attached hereto as Appendix C.

  General. Each Warrant will entitle the holder thereof to purchase 40 shares of Common Stock (each such share, a "Warrant Share"), subject to the antidilution provisions described below. Initially, the exercise price of each Warrant shall be $3.60 per share of Common Stock. The exercise price of each Warrant, however, is subject to certain adjustments pursuant to the "Reset Option" and/or the antidilution provisions described below. Warrants will be exercisable during an "Exercise Period" that will begin upon the Warrants' issuance pursuant to the Exchange and end at 5:00 p.m. Los Angeles time on the day preceeding the fifth anniversary of such issuance, subject to the "Warrant Exercise Option" described below and extensions due to any "No-Exercise Periods" which may be designated by the Company as described below. Unless exercised, Warrants will automatically expire at the end of the Exercise Period.

  During the first year after the Exchange, each time the average closing price of the Company's Common Stock is less than $1.56 per share (after taking into account any stock splits, consolidations or similar transactions and excluding the highest and lowest closing price) for a period of five consecutive trading days (such average price is the "Reset Price"), each Warrant holder shall have the option (the "Reset Option") to adjust the exercise price of its Warrants to equal 150% of the Reset Price (the "Reset Adjusted Price"); provided, however, that each Warrant can be reset only one time. Any Warrant holder who desires to exercise its Reset Option must do so by giving the Warrant Agent written notice of such exercise within five business days after the applicable period during which the average Common Stock closing price was below $1.56 per share.

  If, at any time during the Exercise Period, the closing price of the Company's Common Stock exceeds $4.50 per share (after taking into account any stock splits, consolidations or similar transactions and excluding the highest and lowest closing price) for a period of five consecutive trading days, the Company shall have the option (the "Warrant Exercise Option") to require the Warrant holders either to (i) exercise their Warrants at the Exercise Price (or, to the extent applicable to any particular Warrants, the Reset Adjusted Price) or (ii) cancel such holders' Warrants. The Company shall exercise the Warrant Exercise Option by giving the Warrant Agent written notice of such exercise within five business days of the applicable period during which the average Common Stock closing price exceeded $4.50 per share.

  The Company may designate any period of up to 90 consecutive days as a period during which Warrants may not be exercised (a "No-Exercise Period"). The Company may designate no more than one No-Exercise Period in any twelve-month period. A No-Exercise Period will commence on the date designated by the Company in a written notice delivered to the Warrant Agent no later than the close of business on the business day immediately preceding the first day of such No-Exercise Period, and shall terminate on such date as is designated by the Company in a written notice of the termination delivered to the Warrant Agent no later than the end of business on the business day immediately preceding such date of termination; provided, however, that any such No-Exercise Period will terminate automatically at the close of business on the 90th day thereof, should the Company not designate an earlier termination date. If the Company has designated one or more No-Exercise Periods, the Exercise Period shall be extended by a number of days equal to the aggregate number of days during which such No-Exercise Period or Periods was or were in effect, subject to the Warrant Exercise Option described above.

  The Company has authorized and has agreed to maintain for issuance such number of Shares of Common Stock as shall be issuable upon the exercise of all outstanding Warrants. Such Common Stock, when issued, will be duly and validly issued and fully paid and nonassessable.

  No fractional shares will be issued upon exercise of Warrants. If any fraction of a Warrant Share would, but for the foregoing provision, be issuable upon the exercise of any Warrants, the Company will pay to the applicable Warrant holder an amount in cash equal to: (i) such fraction, times
(ii) the current market value on the exercise date of any fractional shares otherwise issuable.

  Warrant holders will have no right to vote on matters submitted to the Company's stockholders and will have no right to receive any cash dividends. Warrant holders will not be entitled to share in the Company's assets in the event of the liquidation, dissolution or winding up of the Company's affairs.

  The Common Stock is presently authorized for inclusion on the Nasdaq NMS under the symbol "STLC," and the Company intends to apply for such inclusion of the Warrant Shares, or if the Company's Common Stock should then be trading on the Nasdaq SmallCap Market, for inclusion thereon, in either case subject to notice of issuance. The Company does not intend to apply for listing of the Warrants on any national securities exchange or for inclusion on Nasdaq.

REGISTRATION OF WARRANT SHARES

  The Company is required under the terms of the Tender Agreement to file and use its best efforts to have declared effective upon the closing of the Exchange a registration statement covering the Warrant Shares, which registration statement shall, subject to certain "black-out" periods, remain effective (i) for a period of five years, plus the duration of any black-out periods, or (ii) to the extent it is determined that all Warrant Shares and other shares of Common Stock issued as part of the Tender Offer Consideration are freely tradable without such registration statement, for such shorter period of time as may be deemed necessary.

ANTIDILUTION

  The number of Warrant Shares issuable upon the exercise of each Warrant and the Exercise Price or the Reset Adjusted Price, as applicable, are subject to adjustment in certain events, including (i) a dividend or distribution on the Company's Common Stock in Common Stock, or a split, combination, subdivision or reclassification of Common Stock, (ii) the issuance of Common Stock, or rights, options or warrants to purchase Common Stock or securities convertible into, or exchangeable for, Common Stock, for consideration that is less than the then current market price of Common Stock (determined with reference to the average closing price, excluding the highest and lowest closing price, of the Company's Common Stock for the 20 trading days immediately preceding such issuance), (iii) decreases in the exercise price or increases in the conversion rate of existing options to purchase Common Stock or securities exchangeable or convertible into Common Stock; (iv) the distribution of cash, evidence of indebtedness or other property or assets (other than out of retained earnings) to holders of Common Stock and (v) redemptions or purchases of Common Stock by the Company at a price in excess of the then current market price of Common Stock (determined with reference to the average closing price, excluding the highest and lowest closing price, of the Company's Common Stock for the 20 trading days immediately preceding such purchase or redemption). No adjustment in the number of Warrant Shares issuable upon exercise of the Warrants, or the Exercise Price or the Reset Adjusted Price, as applicable, will be required unless such adjustment would require an increase or decrease of at least 1% in the number of Warrant Shares or to the Exercise Price or the Reset Adjusted Price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In addition, in the event of certain mergers, consolidations or sales of assets, holders of Warrants will thereafter be entitled to receive such securities or other consideration as they would have been entitled if they had exercised their Warrants immediately prior thereto.

AMENDMENT

  From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interest of holders requires the written consent of registered holders of a majority of the then outstanding Warrants, except that any such amendment or supplement that (i) increases the Exercise Price, (ii) decreases the number of shares of Common Stock issuable upon exercise of a Warrant, or (iii) shortens the period during which Warrants may be exercised, shall require the consent of each Warrant holder affected thereby.

                 PRICE RANGE OF 6% DEBENTURES AND COMMON STOCK

6% DEBENTURES

  The 6% Debentures are traded on the Nasdaq SmallCap Market under the symbol "STLCG." In general, trading of the 6% Debentures has been limited and sporadic. Quotations for securities that are not widely traded, such as the 6% Debentures, may differ from actual trading prices and should be viewed as approximations. The quotations for bid prices for the 6% Debentures set forth below were reported by Nasdaq. HOLDERS ARE URGED TO OBTAIN CURRENT INFORMATION WITH RESPECT TO THE MARKET PRICE OF THE 6% DEBENTURES.

                                                                     BID PRICE
                                                                   -------------
   CALENDAR QUARTER                                                 HIGH   LOW
   ----------------                                                ------ ------
                                                                     (PER $100
                                                                   FACE AMOUNT)
   1996:
     First Quarter................................................ 49     45
     Second Quarter............................................... 60     45.5
     Third Quarter................................................ 64     56
   1995:
     First Quarter................................................ 64.75  56
     Second Quarter............................................... 56     55
     Third Quarter................................................ 56     54.75
     Fourth Quarter............................................... 56     48
   1994:
     First Quarter................................................ 69.5   61
     Second Quarter............................................... 64.25  57.5
     Third Quarter................................................ 61.5   56.5
     Fourth Quarter............................................... 62.5   60.75

  On (i) June 6, 1996, the last day prior to the date the Initial Tender Agreement was publicly announced on which trades in the 6% Debentures were reported, (ii) September 13, 1996, the last day prior to the date the First Amendment was publicly announced on which trades in the 6% Debentures were reported, and (iii) September 26, 1996, the last day prior to the date the Second Amendment was publicly announced on which trades in the 6% Debentures were reported, the last sales prices for the 6% Debentures on the Nasdaq SmallCap Market were $55, 56 and 57 per $100 face value, respectively.

  At October 1, 1996, there were 26 direct holders of record of the Company's 6% Debentures.

COMMON STOCK

  The Company's Common Stock is currently traded on the Nasdaq NMS under the symbol "STLC." The following table sets forth for the periods indicated the high and low closing sale prices for the Common Stock.

                                                                  BID PRICE
                                                               ---------------
   CALENDAR QUARTER                                            HIGH        LOW
   ----------------                                            -----       ---
                                                                 (PER $100
                                                                FACE AMOUNT)
   1996:
     First Quarter........................................     5 1/8      1 3/8
     Second Quarter.......................................     8 5/8      3 1/2
     Third Quarter........................................     3 5/8      2
   1995:
     First Quarter........................................     11         4 7/8
     Second Quarter.......................................     7 1/4      4 3/4
     Third Quarter........................................     7 3/8      5 3/8
     Fourth Quarter.......................................     5 3/8      6 1/8
   1994:
     First Quarter........................................     8 3/8      4 7/8
     Second Quarter.......................................     7 7/8      5 1/4
     Third Quarter........................................     7 1/4      5 3/8
     Fourth Quarter.......................................     9 1/2      6 1/8

  On June 14, 1996, September 13, 1996 and October 3, 1996, the last respective trading days prior to the date the Initial Tender Agreement, the First Amendment and the Second Amendment were each publicly announced, the closing sale price of the Common Stock as reported by Nasdaq NMS was 5 3/8, 3 1/16 and 2 1/8, respectively.

  At August 5, 1996, there were 622 record holders of the Company's Common
Stock.

  The Company has never declared or paid any dividends on the Common Stock, and it is not contemplated that the Company will pay dividends on the Common Stock in the foreseeable future.

              SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following summary sets forth the material federal income tax consequences expected to result to holders and the Company from the issuance by the Company of Common Stock, Warrants, Promissory Notes and cash in exchange for 6% Debentures pursuant to the Exchange Offer. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury Regulations promulgated thereunder, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no rulings from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders and the Company.

  The following summary is for general information only. The tax treatment of a holder may vary depending upon the holder's particular situation, and certain holders (including insurance companies, tax exempt organizations, financial institutions or broker-dealers, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) may be subject to special rules not discussed below. EACH HOLDER IS URGED TO CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

EXCHANGE OFFER

  General. The exchange of the 6% Debentures for the Tender Offer Consideration is likely to be treated as a recapitalization, in which case (except as discussed below under "--Accrued Interest") an exchanging holder will recognize gain (but not loss) equal to the lesser of (i) the excess of
(A) the fair market value of the Common Stock, the fair market value of the Warrants, the fair market value of the Promissory Notes and the amount of cash received over (B) the holder's adjusted tax basis in the 6% Debentures surrendered therefor or (ii) the fair market value of the Warrants, the fair market value of the Promissory Notes and the amount of cash received. Such gain will be capital gain if the 6% Debenture was held as a capital asset (subject to the market discount rules discussed below) and will be long-term capital gain if the 6% Debenture was held for more than one year. The holder's initial tax basis in the Common Stock received in the recapitalization will equal the holder's adjusted tax basis in the 6% Debentures surrendered therefor, decreased by the fair market value of the Warrants, the fair market value of the Promissory Notes and the amount of cash received in the recapitalization, and increased by the amount of gain recognized on the exchange. The holder's holding period for such Common Stock will include his holding period for the 6% Debenture surrendered therefor, provided the 6% Debenture was held as a capital asset. The holder's initial tax basis in the Warrants and the Promissory Notes will be their fair market value, and his holding period for the Warrants and the Promissory Notes will commence on the date of the exchange.

  Accrued Interest. An exchanging holder will be treated as receiving interest income to the extent the Tender Offer Consideration received by the holder is "attributable to" accrued but unpaid interest on the 6% Debentures, and the recapitalization treatment described above will not apply to such extent. With respect to exchanging holders, the Company intends to take the position, based on the relative amount of the accrued interest to the principal of the 6% Debentures, that a portion of the fair market value of the Tender Offer Consideration is attributable to accrued interest on the 6% Debentures. Consequently, an exchanging holder will recognize interest income equal to the portion of the Tender Offer Consideration attributed to accrued interest to the extent such holder has not already included such interest in income. An accrual basis holder will recognize an ordinary loss to the extent, if any, of the excess of the amount of interest income previously included in income over such portion of the Tender Offer Consideration. The holder's initial tax basis in such portion of the Tender Offer Consideration will be equal to its fair market value, and the holding period will commence on the date of the exchange.

  Market Discount on 6% Debentures. The exchange of 6% Debentures for the Tender Offer Consideration pursuant to the Proposal may be affected by the market discount provisions of the Code. These rules generally provide that, subject to a statutorily defined de minimis exception, if a holder of a debt instrument acquires it at a market discount (i.e., at a price below its stated redemption price at maturity) and thereafter recognizes gain upon a disposition of the debt instrument, the lesser of such gain or the portion of the market discount that accrued (and was not included in income) while the debt instrument was held by such holder will be treated as ordinary interest income at the time of the disposition. Thus, holders will recognize any accrued market discount on the 6% Debentures only to the extent of the gain recognized on the recapitalization, and any remaining accrued market discount on a 6% Debenture will carry over to the Common Stock received therefor. In such case, on a subsequent disposition (including by gift) of the Common Stock received in the recapitalization, gain is treated as ordinary income to the extent of market discount accrued prior to the exchange.

COMMON STOCK

  In general, a holder will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of Common Stock measured by the difference between (i) the amount realized and (ii) the holder's tax basis in the Common Stock. Subject to the market discount rules discussed above, any such gain or loss will be capital gain or loss if the Common Stock was held as a capital asset, and will be long-term capital gain or loss if the Common Stock was held for more than a year.

WARRANTS

  Sale or Exchange of the Warrants. Generally, a holder will recognize gain or loss upon the sale or exchange of a Warrant in an amount equal to the difference between (i) the amount of cash and the fair market value of other property received therefor and (ii) the holder's adjusted tax basis in the Warrant. In general, such gain or loss will be capital gain or loss if the Common Stock to which the Warrant relates would be a capital asset in the hands of the holder, and will be long-term capital gain or loss if the Warrant was held for more than a year. A repurchase of the Warrant by the Company may not qualify for capital gain or loss treatment, however, and a holder instead may be required to treat such gain or loss as ordinary income or loss.

  Exercise of the Warrants. The exercise of a Warrant with cash will not result in a taxable event to the holder (except to the extent of cash, if any, received in lieu of fractional shares of Company Common Stock). Upon such exercise, the holder's basis in the shares of Common Stock issued thereunder will be the sum of (i) the holder's basis in the Warrant and (ii) the exercise price of the Warrant. The holding period for the shares of Common Stock acquired upon exercise of a Warrant will not include the period during which the Warrant was held. If any cash is received in lieu of fractional shares, the holder will recognize gain or loss, and the character and amount of gain or loss will be determined as if the holder had received such fractional shares and then such shares were immediately redeemed for cash. Accordingly, a holder will recognize gain or loss in an amount equal to the difference between the amount of cash received for the fractional shares and the holder's tax basis in the fractional shares.

  Expiration of the Warrants. Upon the expiration of an unexercised Warrant, the holder will recognize a loss equal to the holder's adjusted tax basis in the Warrant. In general, such loss will be a capital loss if the Common Stock to which the Warrant relates would be a capital asset in the hands of the holder, and will be long-term if the Warrant was held for more than one year.

  Adjustments Under the Warrants. Adjustments to the Exercise Price of a Warrant, or the failure to make such adjustments, may in certain circumstances result in the receipt of constructive distributions by the holder which could be taxable as a dividend, in which event the holder's tax basis in the Warrant would be increased by an amount equal to such constructive dividend. The rules with respect to adjustments are complex and Warrantholders should consult their own tax advisors in the event of an adjustment.

PROMISSORY NOTES

  Original Issue Discount. Because the Promissory Notes will be issued with an interest rate which is 14% for the first year and 16% thereafter, the Promissory Notes will be issued with original issue discount ("OID") for federal income tax purposes. Holders thereof will be required to include such OID in gross income as it accrues (under the rules described below) and in advance of the receipt of cash to which such OID is attributable.

  The amount of OID on each Promissory Note will be equal to the excess of the "stated redemption price at maturity" of the Promissory Note over its "issue price." In general, the holder of a debt instrument issued with OID must include in gross income for federal income tax purposes the sum of the daily portions of OID with respect to such debt instrument for each day during the taxable year or portion of the taxable year on which such holder holds the debt instrument. The daily portion is determined by allocating to each day of any accrual period (generally, a six month period or a shorter or longer period from the date of issuance) a pro rata portion of an amount equal to the "adjusted issue price" of the debt instrument at the beginning of the accrual period multiplied by the yield to maturity of the debt instrument. The "adjusted issue price" is the issue price of the debt instrument increased by the accrued OID for all prior accrual periods (and decreased by the amount of cash payments made in all prior accrual periods, other than "qualified stated interest" payments.) The tax basis of the debt instrument in the hands of the holder will be increased by the amount of OID, if any, on the debt instrument that is included in the holder's gross income and will be decreased by the amount of cash payments (other than "qualified stated interest" payments) received with respect to the debt instrument.

  Because the holders who acquire the Promissory Notes will also acquire the remainder of the Tender Offer Consideration, each Promissory Note should be treated as having been issued as part of an "investment unit" consisting of the Tender Offer Consideration. The "issue price" of this investment unit will be equal to the fair market value of the 6% Debentures, determined as of the exchange date, and this "issue price" must be allocated between the Promissory Notes and the remaining components of the Tender Offer Consideration based on their relative fair market values. Accordingly, the Company will determine the "issue price" of the Promissory Notes by allocating the "issue price" of the investment unit between the Promissory Notes and the remaining components of the Tender Offer Consideration in accordance with their relative fair market values on the exchange date. A holder must use the Company's allocation unless the holder discloses on its federal income tax return that it plans to use an allocation that is inconsistent with the Company's allocation. However, such allocation is not binding on the IRS.

  The "stated redemption price at maturity" of a debt instrument is the sum of all payments provided by the debt instrument other than payments of "qualified stated interest." "Qualified stated interest" includes stated interest that is unconditionally payable in cash at least annually at a single fixed rate. To the extent that stated interest payable under a debt instrument exceeds qualified stated interest, the excess is included in the debt instrument's stated redemption price at maturity. Thus, because the Promissory Notes will pay interest annually at a rate of 14% for the first year and 16% thereafter, the entire amount of interest paid for the first year, and the portion of the amount of interest paid for the second year equal to interest calculated at a rate of 14%, will constitute qualified stated interest. Accordingly, the "stated redemption price at maturity" of a Promissory Note will equal the sum of (i) the portion of interest paid for the second year in excess of interest calculated at a rate of 14% and (ii) the principal amount thereof.

  To the extent that interest payments on the Promissory Notes constitute qualified stated interest, such payments will be taxable as ordinary income when received or accrued by holders in accordance with their method of accounting.

  Market Discount. Holders should be aware that the disposition of a Promissory Note may be affected by the market discount provisions of the Code. As described above under "Exchange Offer--Market Discount on 6% Debentures", these rules generally provide that, subject to a statutorily defined de minimis exception, if a holder of a debt instrument acquires it at a market discount (i.e., at a price below its revised issue price) and thereafter recognizes gain upon a disposition of the debt instrument (or disposes of it in certain nonrecognition transactions, including by gift), the lesser of such gain (or appreciation, in the case of an applicable nonrecognition transaction) or the portion of the market discount that accrued (and was not included in income) while the debt instrument was held by such holder will be treated as ordinary interest income at the time of disposition.

  Sales, Retirement or Other Taxable Disposition. In general, a holder of a Promissory Note will recognize gain or loss upon the sale, retirement or other taxable disposition of a Promissory Note measured by the difference between
(i) the amount of cash and the fair market value of other property received (other than the amount attributable to, and taxable as, accrued interest) and
(ii) the holder's tax basis in the Promissory Note (as increased by any OID or market discount previously included in income by the holder and decreased by any payments other than qualified stated interest with respect to such Promissory Note). In general, any such gain or loss will be capital gain or loss, provided that the Promissory Note was held as a capital asset, and will be long-term capital gain or loss if the Promissory Note was held for more than one year.

EFFECTS OF THE EXCHANGE OFFERS ON THE COMPANY

  Cancellation of Indebtedness Income. In general, the acquisition of a debt instrument by the issuer for less than its adjusted issue price gives rise to cancellation of indebtedness income ("COD") to the issuer which must be included in the issuer's gross income for federal income tax purposes. Accordingly, to the extent that the sum of (i) the fair market value of the Common Stock, (ii) the fair market value of the Warrants, (iii) the issue price of the Promissory Notes and (iv) the amount of cash issued with respect to the 6% Debentures is less than the adjusted issue price of such 6% Debentures, the Company would generally recognize COD.

  Limitation on Net Operating Loss Carryforwards. Under Code Section 382, a corporation's use of net operating loss carryforwards ("NOL's") may be limited if the corporation has been subject to an "ownership change." In general, however, Code Section 382 would not limit the use of NOL's to offset taxable income allocable to the portion of the taxable year ending on or prior to the date of the ownership change (the "change date"). The Company believes that no "ownership change" has occurred or will have occurred prior to the Exchange Offer. The Company does, however, anticipate that an ownership change will occur as a result of the Exchange Offer and that its ability to utilize its NOL's in subsequent periods will be substantially limited. Based on certain assumptions, including assumptions regarding the value of the Tender Offer Consideration, and its election to allocate its taxable income for this purpose by closing its books as of the close of the change date, the Company believes that sufficient NOL's will be available to offset the COD resulting from the Exchange Offer. However, the Code also imposes an alternative minimum tax ("AMT") at a rate of 20% of a corporation's alternative minimum taxable income ("AMTI"), and NOL's, as recomputed for purposes of the AMT, may be used to offset only 90% of AMTI. Thus, to the extent that the Company utilizes its NOL's to offset the COD, it may be exposed to liability for the AMT at an effective rate of 2% (i.e., 10% of the 20% AMT rate).

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

  Backup withholding at the rate of 31% may apply with respect to the Tender Offer Consideration received by holders pursuant to the Proposal, unless the holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder who does not provide the Company with his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the holder's federal income tax liability.

  The Company will report to holders and to the IRS the amount of "reportable payments" and any amount withheld in connection with the Exchange Offers.

  THE FOREGOING SUMMARY IS FOR INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A

PARTICULAR HOLDER OF 6% DEBENTURES IN LIGHT OF HIS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH HOLDER OF 6% DEBENTURES SHOULD CONSULT HIS TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE EXCHANGE OF 6% DEBENTURES FOR THE TENDER OFFER CONSIDERATION PURSUANT TO THE PROPOSAL, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

                          INTERESTS IN 6% DEBENTURES

  Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor any of its subsidiaries or affiliates nor any of the directors or executive officers of the Company, nor any associates of any of the foregoing, including the directors or executive officers of its subsidiaries, beneficially owns any 6% Debentures nor has effected any transactions in the 6% Debentures during the sixty day period prior to the date hereof, except that Barbara V. Scherer, the Company's Senior Vice President--Operations owns $23,000 face amount of 6% Debentures (0.03% of the total amount of 6% Debentures outstanding) which she purchased in October 1989.

           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                         WITH RESPECT TO 6% DEBENTURES

  Other than the Tender Agreement, neither the Company nor any of its affiliates, directors or executive officers, or any of the executive officers or directors of its subsidiaries, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Exchange Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

                                                                   APPENDIX A-1

                                                                  June 14, 1996

CONFIDENTIAL

StreamLogic Corporation
21211 Nordhoff Street
Chatsworth, California 91311
Attention: Mr. Larry Smart

               Agreement re: Tender Offer for All Outstanding 6%
                 Convertible Subordinated Debentures Due 2012

Dear Mr. Smart:

  This letter sets forth our mutual understanding and agreement with respect to (i) a tender offer (the "Tender Offer") by StreamLogic Corporation ("StreamLogic") for all of the outstanding 6% Convertible Subordinated Debentures due 2012 previously issued by StreamLogic (the "Debentures") and
(ii) the terms upon which the institutional clients advised by Loomis Sayles & Co., L.P. would be willing to tender the Debentures they hold into the Tender Offer. The institutional clients advised by Loomis Sayles and Co., L.P., collectively, hold 79% of all of the Debentures. Hereinafter, (i) Loomis Sayles & Co., L.P. shall be referred to as "Loomis Sayles" and (ii) "per Debenture" means per $1000 face amount of Debentures.

  1. The Tender Offer. Subject to paragraph 6 of this letter, StreamLogic shall take every reasonable effort to initiate and complete the Tender Offer. The Tender Offer shall be an offer for all of the outstanding Debentures and shall exchange all tendered Debentures for cash, common stock and warrants, on the terms and conditions described below. Loomis Sayles shall use its best efforts to assist StreamLogic in obtaining all approvals necessary for completion of the Tender Offer and the transactions contemplated thereby.

  2. Timing. StreamLogic shall make the Tender Offer to all holders of the Debentures, for all of the Debentures, no later than July 1, 1996 assuming no shareholder approval is required. If shareholder approval is required, the Tender Offer shall be made no later than ten days after the mailing of a proxy statement to StreamLogic's shareholders. StreamLogic should use its best efforts to expedite preparation of a proxy statement to its shareholders if required. The Tender Offer shall close no later than August 24, 1996 assuming no shareholder approval is required and on the day following shareholder approval if such approval is required or as soon thereafter as permitted by the Securities and Exchange Commission ("SEC") and applicable law. The date on which the Tender Offer is required to close shall hereinafter be referred to as the "Closing Date". The exchange of the tendered Debentures for cash, common stock and warrants on the terms and conditions described below (the "Exchange") shall occur no later than 10 days after the Closing Date. The date of the Exchange shall hereinafter be referred to as the "Exchange Date."

  3. Exchange of Debentures for Cash. Common Stock and Warrants. In the Tender Offer the Company shall offer to each holder of Debentures the right to exchange for each Debenture (including interest on the Debentures which is accrued and unpaid on the Exchange Date):

    (i) cash in the amount of $233.33 per Debenture;

    (ii) that number of shares of StreamLogic's common stock ("Exchange Shares") equal to $520.00 per Debenture calculated by using the average of the closing price of StreamLogic's common stock for the 5 trading days prior to the Closing Date or such earlier 5 day trading average as required by the SEC (the "Exchange Price"); provided that the maximum number of Exchange Shares per Debenture will be 130.0 shares and the minimum number of Exchange Shares per Debenture will be 69.33333 shares; and

    (iii) warrants to purchase 40 shares of StreamLogic's common stock (the "Warrants") per Debenture. The Warrants shall be exercisable at any time before the fifth anniversary of the date of the Exchange and

                                     A1-1
  shall have an initial exercise price equal to 150% of the Exchange Price (the "Exercise Price"). Each time prior to the first anniversary of the Exchange that the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for a period of 5 consecutive trading days (the "Reset Period") is less than 65% of the Exchange Price (the "Reset Price"), each holder of Warrants shall have the option (the "Reset Election") to adjust the exercise price of the Warrants held by such holder to 150% of the Reset Price, provided that a holder of Warrants may exercise this option no more than one time. An agent shall be appointed to handle the mechanics of the transmission and exchange of the warrants (the "Warrant Agent"). The holder of the Warrants must give notice to the Warrant Agent of its intent to exercise the Reset Election within 5 business days following the last day of the Reset Period. Notice of exercise of the Reset Election shall be given by facsimile and perfected by delivery of the Warrant to the Warrant Agent. Each Warrant shall be legended to reflect the terms of the Reset Election and shall be exchanged by the Warrant Agent for a Warrant deleting references to the Reset Election upon exercise of the Reset Election with respect to such Warrant. If at any time for a period of 5 consecutive trading days the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock exceeds 125% of the Exercise Price (after taking into account any stock splits, consolidations or similar transactions) (the "Option Period"), Streamlogic shall have the option (the "Warrant Exercise Option") to require the holders of the Warrants either to exercise the Warrants held by such holder at the Exercise Price, or the Reset Price if a Reset Price has been set, or to cancel the Warrants. StreamLogic shall exercise such option within five (5) business days following the last day of the Option Period.

    All shares of StreamLogics's common stock issued pursuant to exercise of the Warrants shall be referred to as the "Warrant Shares." The Warrants will be issued pursuant to a Warrant Agreement which shall be satisfactory in form and substance to Loomis Sayles and shall have provisions customarily included in warrants of this type including, without limitation, the following:

      (A) StreamLogic shall adjust the number of Warrant Shares to be issued upon exercise of a Warrant to avoid dilution of the interests of the holders of the Warrants which might result from stock splits, consolidations, reclassifications and similar transactions of StreamLogic's common stock.

      (B) StreamLogic shall adjust, on a weighted average basis, the number of Warrant Shares to be issued upon exercise of a Warrant to avoid dilution which might result from any of the following:

        (1) issuance of securities, options or convertible securities for less than fair value determined with reference to the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for the 20 trading days immediately prior to the issuance thereof;

        (2) redemption of any stock for more than fair value determined with reference to the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for 20 trading days immediately prior to the issuance thereof;

        (3) changes in the exercise price or conversion rate of options to purchase StreamLogic's common stock or securities exchangeable or convertible into StreamLogic's common stock; and

        (4) dividends and distributions to holders of StreamLogic's common stock.

      Notwithstanding the foregoing, no adjustments shall be made pursuant to this section 3 (iii) (A) and (B) on account of the transactions set forth on Exhibit A.

  4. Registration. On the Exchange Date, StreamLogic shall deliver to holders of Debentures tendered pursuant to the Tender Offer Exchange Shares and upon exercise of the Warrants StreamLogic shall deliver Warrant Shares which are and at all times in the future will be freely tradeable to any person and without having to comply with any holding periods, volume limits or restrictions as to the transfer of such Exchange Shares and Warrant Shares imposed under the securities laws. StreamLogic shall take each such measure as may be necessary or reasonably appropriate to cause the Exchange Shares and the Warrant Shares to be freely tradeable at all times including, without limitation, preparation of a shelf registration statement. A shelf registration statement shall be effective for a period of five years from the Exchange Date or such shorter period of time if it is determined that

                                     A1-2
all Warrant Shares and Exchange Shares are freely tradeable without the necessity of having a registration statement and prospectus available. Once during each twelve month period that a shelf registration covering the Warrant Shares and Exchange Shares is in effect, StreamLogic may provide notice to the holders of the Warrants and Exchange Shares that the shelf registration will not be available for a period of up to 90 consecutive days (a "Withdrawal Election"). In the event that StreamLogic makes a Withdrawal Election, the number of days that the Withdrawal Election is in effect shall be added to the five year term of the self registration statement. Warrants will not be exercisable during the period of any Withdrawal Election. StreamLogic shall pay all costs and expenses in connection with the registration of the Exchange Shares and the Warrant Shares, if registration is necessary, and each other measure taken by StreamLogic.

  5. Agreement to Tender. The institutional clients advised by Loomis Sayles and that hold Debentures will tender all of the Debentures held by them to StreamLogic pursuant to the Tender Offer and not withdraw prior to August 12, 1996 the tender of any Debentures held by them, if (i) the Tender Offer includes each of the terms described in paragraphs 1 through 4 above and (ii) each of the following terms and conditions are met to the satisfaction of Loomis Sayles:

    (a) The Exchange Price shall not be (i) greater than $7.50 nor (ii) less than $4.00.

    (b) The Tender Offer shall be for all of the then outstanding Debentures and on the date of the Closing Date not less than 95% of the then outstanding Debentures shall have been irrevocably tendered to the Company pursuant to the Tender Offer unless Loomis Sayles subsequently agrees to a lower percentage.

    (c) StreamLogic shall have reserved a sufficient number of shares of common stock to accommodate the issuance of the Exchange Shares and the Warrants to all holders of the Debentures. The Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants shall have been approved and authorized by all necessary and appropriate corporate and regulatory action, including, without limitation, (i) authorization and approval by the shareholders, if necessary, and board of directors of StreamLogic of the Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants and (ii) making such amendments and modifications of StreamLogic's charter documents as may be necessary or appropriate to consummate the transactions contemplated herein.

    (d) StreamLogic's board of directors shall have been expanded to seven members, of which one member shall be the person designated in writing by Loomis Sayles. StreamLogic and its management shall also have agreed that StreamLogic management will include in its slate of persons nominated to be directors for election at the next meeting of shareholders one person designated in writing by Loomis Sayles. In the event that the institutional clients of Loomis Sayles transfer more than 80% of the Exchange Shares and Warrants to persons who are not advised by Loomis Sayles, then Loomis Sayles' right to nominate a director shall terminate.

    (e) StreamLogic shall have complied with all applicable requirements of state and federal securities laws and the NASDAQ National Market System in connection with the Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants.

    (f) On the Exchange Date and assuming that the Exchange has not occurred, the Company's authorized capital stock shall consist solely of 2,000,000 shares of preferred stock and 50,000,000 shares of common stock (together, the "Capital Stock"), of which only 15,774,967 shares of common stock will be outstanding, exclusive of the number of shares that become outstanding as a result of the transaction and the exercise of options and warrants specified on Exhibit A. After giving effect to transaction and the exercise of all outstanding options and warrants including those set forth on Exhibit A, there shall be outstanding no more than 21,798,108 shares of common stock and no other equity securities of StreamLogic outstanding. No preferred stock shall be outstanding on the Exchange Date.

    (g) All governmental and third party approvals to the Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants contemplated herein shall have been obtained and be in full force and effect and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Tender Offer, the Exchange or the issuance of the Exchange Shares and the Warrants as contemplated

                                     A1-3
  herein. Loomis Sayles will take all actions reasonably necessary to assist StreamLogic in obtaining such approvals.

    (h) The definitive documentation evidencing the Tender Offer, the Exchange, the issuance of the Exchange Shares and the Warrants and related transactions shall be reasonably satisfactory in form, substance and all other respects to Loomis Sayles and its counsel.

    (i) Until the Exchange Date, the Company (i) will conduct its business only in the ordinary course and consistent with past practices and will maintain its books and records in accordance with past practices; and (ii) will not, without the prior written consent of Chanin & Company (after it has consulted with Loomis Sayles), (A) issue any equity securities or debt securities other than in connection with the transactions set forth in Exhibit A; (B) amend its charter documents except as provided herein; (C) grant or issue any options, rights, warrants or convertible securities other than in connection with the transactions set forth in Exhibit A; (D) declare or pay any dividends or make any other distribution to shareholders, reclassify outstanding shares, or reacquire any equity securities; (E) reorganize, sell or dispose of any significant amount of assets; (F) materially increase the level of compensation to any officer, director or employee; or (G) engage in any transaction, other than the transactions set forth in Exhibit A, the Tender Offer, the Exchange and the issuance of the Exchange Shares and the Warrants and the other transactions described herein, with the intention of affecting or influencing the trading price of Stream Logic's traded common stock or with the knowledge that the transaction could reasonable be expected to affect or influence the trading price of StreamLogic's traded common stock; and (iii) will not agree to do anything or take any action which could reasonably be expected to impede, prevent, restrict or otherwise make more difficult the Tender Offer, the Exchange, the issuance of the Exchange Shares or Warrants or any of the other transactions contemplated herein.

    (j) Until the Exchange Date, Chanin & Company and its agents and independent contractors shall have unlimited access to the properties, books and records of StreamLogic for the purposes of conducting such investigations, appraisals or audits as Chanin & Company deems necessary or advisable in the circumstances. The Company shall not terminate or breach its letter agreement with Chanin & Company dated April 24, 1996 prior to the Exchange Date.

    (k) On the Exchange Date, StreamLogic shall have paid (i) all amounts then due and owing to Chanin & Company pursuant to the letter agreement dated April 24, 1996 and (ii) all amounts then due and owing to Heller Ehrman White & McAuliffe pursuant to its agreement dated April 22, 1996 and
  (iii) all reasonable out of pocket fees and expenses of Loomis Sayles incurred in connection with the preparation and negotiation of this Agreement or in connection with the Tender Offer, the Exchange, the issuance of the Exchange Shares and the Warrants or transactions related thereto. StreamLogic shall pay all of its own expenses (including, without limitation, fees and expenses of counsel) incurred by StreamLogic in connection with this Agreement, the Tender Offer, the Exchange, the issuance of the Exchange Shares and Warrants or transactions related thereto.

    (l) There shall not have occurred any material and adverse change in (i) the business, operations, properties, assets, or condition (financial or otherwise) after the date of this letter agreement of StreamLogic or (ii) the ability of StreamLogic to perform its obligations under this Agreement or to accomplish the Tender Offer, the Exchange, the issuance of the Exchange Shares and Warrants or other transactions contemplated herein or related thereto.

    (m) StreamLogic shall negotiate and implement amendments to the March, 1987 Indenture between Micropolis Corporation and First Interstate Bank of California and, if necessary, StreamLogic's charter documents which are satisfactory to Loomis Sayles and to StreamLogic.

    (n) This Agreement shall not be effective unless executed by Loomis Sayles and Streamlogic, and a fully executed copy of this Agreement is delivered to Loomis Sayles, or its counsel, prior to midnight on June 14, 1996.

    (o) Any press release by Loomis Sayles or StreamLogic concerning the terms set forth in this letter shall be subject to the prior reasonable approval of the other party.


                                     A1-4

    (p) All matters referred to herein are subject to and conditioned upon
  (i) compliance with all applicable laws and (ii) the consistency of the terms hereof with any material rights of any third parties or the unconditional consent to the Tender Offer, the Exchange, the issuance of the Exchange Shares and Warrants and each other transaction contemplated herein or related thereto of third parties whose material rights are not consistent with the transactions contemplated herein.

    (q) Loomis Sayles shall be satisfied that the common stock of StreamLogic will continue to be listed and quoted by the NASDAQ-National Market System.

    (r) There shall not be pending, instituted or threatened any legal action or administrative proceedings before any court or governmental agency, by any governmental agency challenging the Tender Offer.

    (s) StreamLogic shall have obtained all required approvals by its shareholders.

    (t) The Trustee shall not have objected in any respect to, or taken any action that could, adversely affect the consummation of the Tender Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Tender Offer or the acceptance of, or payment for, any of the Debentures.

  6. StreamLogic's obligations to complete the Tender Offer shall be subject to each of the following terms and conditions:

    (a) The Exchange Price shall not be (i) greater than $7.50 nor (ii) less than $4.00.

    (b) The conditions set forth in Sections 5(g), 5(l), 5(r), 5(s) and 5(t) of this letter.

    (c) The definitive documentation evidencing the issuance of the Warrants shall be reasonably satisfactory in form, substance and in all other respects to StreamLogic.

    (d) Compliance with all applicable laws.

    (e) The continued listing and quotation of StreamLogic's common stock on the NASDAQ-National Market System.

  Nothing expressed or referred to in this letter agreement will be construed to give any person other than the parties signing this letter any legal or equitable right, remedy or claim under or with respect to this letter agreement or any provision of this letter agreement. This letter and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this letter agreement and their successors and assigns.

                               ----------------

  If this letter is satisfactory to you as a basis for proceeding with the Tender Offer, on the terms and conditions described above, please so signify on the enclosed copy of this letter and return it to us at the above address. We reserve the right to withdraw this letter at any time before it is accepted.

                                          Loomis Sayles

                                          Loomis, Sayles & Co., L.P.

                                          By: Loomis, Sayles & Co., Inc.

                                           By Frederick D. Vyn
                                           Its Vice President

AGREED:

STREAMLOGIC:

STREAMLOGIC CORPORATION

By J. Larry Smart
 Title: President, CEO

                                     A1-5

                                   EXHIBIT A

                                                            NO. OF SHARES,
                     TRANSACTION                          OPTIONS, WARRANTS
                     -----------                          -----------------
Shares to be Issued to FWB at Closing in early July
 1996 (subject to adjustment
 120 days after FWB Closing)..........................                1,256,123
Warrants outstanding to Salomon as of June 13, 1996...    80,081 at an exercise
                                                       price of $5.00 per share
Warrants outstanding to Linder as of June 13, 1996.... 1,500,000 at an exercise price of $4.00 per share
STOCK OPTIONS:
StreamLogic Option....................................                  787,200
Micropolis Options (exercise lapse by 6/29/96)........                  838,860
Options granted on April 1, 1996......................                  657,000
Options granted on May 22, 1996.......................                   70,000
Options expected to be granted by September 1, 1996...                  150,000
    TOTAL OPTIONS.....................................                2,503,060

                                      A1-6

                                                                   APPENDIX A-2

                                                             September 13, 1996

StreamLogic Corporation
21211 Nordhoff Street
Chatsworth, California 91311
Attention: Mr. Larry Smart

                   Amendment to June 14, 1996 Agreement re:
  Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due
                                     2012

Dear Mr. Smart:

  This letter sets forth out mutual understanding and agreement with respect to amendments to the June 14, 1996 Agreement re: Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due 2012 between Loomis, Sayles & Co., L.P. and StreamLogic Corporation (the "Agreement"). Loomis Sayles & Co., L.P. and StreamLogic Corporation hereby agree that the Agreement shall be amended as follows:

  1. Section 2 is amended by deleting it in its entirety and substituting the following therefor:

  "2. Timing. The Tender Offer shall close no later than October 21, 1996; provided that, if based on SEC comments or otherwise, an extension of the closing of the Tender Offer is required by applicable regulatory requirements or law, the date by which the Tender Offer shall close shall be the earlier of the date of the satisfaction of such requirements and October 31, 1996. The date on which the Tender Offer closes shall hereinafter be referred to as the "Closing Date." The exchange of the tendered Debentures for cash, common stock and warrants on the terms and conditions described below (the "Exchange") shall occur no later than 10 days after the Closing Date. The date of the Exchange shall hereinafter be referred to as the "Exchange Date."

  2. clause (i) of Section 3 is amended by deleting it in its entirety and substituting the following therefor:

  "cash in the amount of $233.33 per Debenture to be paid as follows: (a) cash paid on the Exchange Date in the amount of $120.00 per Debenture and
  (b) an unsecured promissory note (the "Promissory Note") in the principal amount of $133.33 per Debenture with a maturity on the second anniversary of the Exchange Date and bearing interest at the per annum rate of 14% from the Exchange Date until the day before the first anniversary of the Exchange Date and 16% from the day of the first anniversary of the Exchange Date until the day of the second anniversary of the Exchange Date. StreamLogic may prepay the Promissory Note without penalty at any time. The proceeds of any debt financing of StreamLogic (other than proceeds not in excess of $4,000,000 at any time outstanding under StreamLogic's revolving credit facility currently in place with Wells Fargo Bank, or any amendment thereto or replacement thereof so long as the amount outstanding thereunder does not at any time exceed $4,000,000) shall be applied, first, to repayment of all amounts outstanding under the Promissory Note and, thereafter, after all amounts outstanding under the Promissory Note have been paid in full to other purposes of the financing determined by StreamLogic and the financing entity;"

  3. clause (ii) of Section 3 is amended by deleting it in its entirety and substituting the following therefor:

  "(ii) StreamLogic's common stock in the amount of 148.57143 shares of common stock per Debenture (the "Exchange Shares");"

  4. Clause (iii) of Section 3 is amended by deleting the first paragraph of this clause in its entirety and substituting the following therefor:

  "Warrants to purchase 40 shares of StreamLogic's common stock (the "Warrants") per Debenture. The Warrants shall be exercisable at any time before the fifth anniversary of the date of the Exchange and shall

                                     A2-1
  have an initial exercise price of $5.25 per share of common stock (the "Exercise Price"). Each time prior to the first anniversary of the Exchange that the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for a period of 5 consecutive trading days (the "Reset Period") is less than $2.28 (after taking into account any stock splits, consolidations or similar transactions) (the "Reset Price"), each holder of Warrants shall have the option (the "Reset Election") to adjust the exercise price of the Warrants held by such holder to 150% of the Reset Price, provided that a holder of Warrants may exercise this option no more than one time. An agent shall be appointed to handle the mechanics of the transmission and exchange of the warrants (the "Warrant Agent"). The holder of the Warrants must give notice to the Warrant Agent of its intent to exercise the Reset Election within 5 business days following the last day of the Reset Period. Notice of exercise of the Reset Election shall be given by facsimile and perfected by delivery of the Warrant to the Warrant Agent. Each Warrant shall be legended to reflect the terms of the Reset Election and shall be exchanged by the Warrant Agent for a Warrant deleting references to the Reset Election upon exercise of the Reset Election with respect to such Warrant. If at any time for a period of consecutive trading days the average (excluding the highest price and lowest price) closing price of StreamLogic's common exceeds $6.56 (after taking into account any stock splits, consolidations or similar transactions) (the "Option Period"), StreamLogic shall have the option (the "Warrant Exercise Option") to require the holders of the Warrants either to exercise the Warrants held by such holder at the Exercise Price, or the Reset Price if a Reset Price has been set, or to cancel the Warrants. StreamLogic shall exercise such option within 5 business days following the last day of the Option Period.

  5. Section 4 shall be amended by adding the following sentence after the fifth sentence of Section 4:

  "StreamLogic shall take all reasonable measures and efforts to limit the length of the time after a Withdrawal Election during which the shelf registration is not available to as short a period of time as is possible, consistent with the reason for the Withdrawal Election, and shall terminate each Withdrawal Election and the period during which the shelf registration is not available as quickly as reasonably possible, consistent with the reason for the Withdrawal Election."

the introductory paragraph of Section 5 shall be amended by deleting it in its entirety and substituting the following therefor:

  "5. Agreement to Tender. Loomis Sayles agrees that it will

      (i) advise the institutional clients it advises as of the Closing
    Date, and

      (ii) use its reasonable best efforts consistent with its various relationships with its institutional clients to cause its institutional clients as of the Closing Date which hold Debentures as of the Closing Date, to tender all of the Debentures held by such institutional clients as of the Closing Date to StreamLogic pursuant to the Tender Offer and not withdraw prior to the closing Date the tender of any Debentures held by them, if

    (a) the Tender Offer includes each of the terms described in paragraphs 1 through 4 above, and

    (b) each of the following terms and conditions are met to the satisfaction of Loomis Sayles:"

  6. clause (a) of Section 5 shall be amended by deleting it in entirety and substituting the following therefor:

  "(a) The Tender Offer shall have closed no later than October 21, 1996; provided that, if based on SEC comments or otherwise, an extension of the closing of the Tender Offer is required by applicable regulatory requirements or law, the date by which the Tender Offer shall close shall be the earlier of the date of the satisfaction of such requirements and October 31, 1996;"

  7. clause (d) of Section 5 shall be amended by deleting it in its entirety and substituting the following therefor:

  "(d) StreamLogic's board of directors shall have been expanded to seven members, of which three (3) shall be persons designated in writing by Loomis Sayles. StreamLogic and its management shall also have

                                     A2-2
  agreed that StreamLogic's management will include in its slate of persons nominated to be directors for election at the next meeting of shareholders three persons designated in writing by Loomis Sayles. In the event that the institutional clients of Loomis Sayles transfer more than eighty percent (80%), in the aggregate, of the total aggregate number of Exchange Shares and shares of common stock issued or issuable pursuant to the Warrants to persons who are not advised by Loomis Sayles, the Loomis Sayles' right to nominate directors shall terminate."

  8. clause (a) of Section 6 shall be deleted in its entirety.

  9. Exhibit A is amended by deleting it in its entirety and substituting Exhibit A attached hereto therefor.

                               ----------------

  Each of Loomis, Sayles & Co., L.P. and StreamLogic Corporation hereby reaffirm (i) the terms and conditions contained in the Agreement, as amended hereby and (ii) that the Agreement, as amended hereby, is a legal, valid and binding obligation of each of them on the terms set forth in the Agreement, as amended hereby.

  If this letter is satisfactory to you as a basis for proceeding with Tender Offer, on the terms and conditions described in the Agreement, as amended hereby, please so signify on the enclosed copy of this letter and return it to us at the above address. We reserve the right to withdraw this letter at any time before it is accepted.

                                          Loomis, Sayles & Co., L.P.

                                          By: Loomis, Sayles & Co., Inc.

                                           By Frederick D. Vyn
                                               Title: Vice President

Agreed:

STREAMLOGIC CORPORATION

By Lee Hilbert
    Title: Chief Financial Officer

                                     A2-3

                                   EXHIBIT A


                                                          NO. OF SHARES,
TRANSACTION                                              OPTIONS, WARRANTS
-----------                                              -----------------
Shares issued to FWB at Closing as of July 1, 1996
 (subject to adjustment 120 days after closing).......                1,256,123
Warrants outstanding to Salomon as of September 18,
 1996.................................................    80,081 at an exercise
                                                       price of $5.00 per share
Warrants outstanding to Lindner as of September 18,
 1996................................................. 1,500,000 at an exercise price of $4.00 per share
STOCK OPTIONS:
Options outstanding September 18, 1996................                1,657,300
Options expected to be granted by October 31, 1996....                  150,000
  Total stock options.................................                1,807,300

                                      A2-4

                                                                   APPENDIX A-3

                                                                October 3, 1996

StreamLogic Corporation
21211 Nordhoff Street
Chatsworth, California 91311
Attention: Mr. Larry Smart

                Second Amendment to June 14, 1996 Agreement re:
  Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due
                                     2012

Dear Mr. Smart:

  This letter sets forth out mutual understanding and agreement with respect to amendments to the June 14, 1996 Agreement re: Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due 2012 between Loomis Sayles & Company, L.P. and StreamLogic Corporation, as amended by the September 13, 1996 amendment to June 14, 1996 Agreement re: Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due 2012 (the "Agreement"). Loomis Sayles & Company, L.P. and StreamLogic Corporation hereby agree that the Agreement shall be amended as follows:

  1. Section 2 is amended by deleting it in its entirety and substituting the following therefor:

  "2. Timing. The Tender Offer shall close no later than November 4, 1996; provided that, if based on SEC comments or otherwise, an extension of the closing of the Tender Offer is required by applicable regulatory requirements or law, the date by which the Tender Offer shall close shall be the earlier of the date of the satisfaction of such requirements and November 14, 1996. The date on which the Tender Offer closes shall hereinafter be referred to as the "Closing Date." The exchange of the tendered Debentures for cash, common stock and warrants on the terms and conditions described below (the "Exchange") shall occur no later than 10 days after the Closing Date. The date of the Exchange shall hereinafter be referred to as the "Exchange Date."

  2. clause (ii) of Section 3 is amended by deleting it in its entirety and substituting the following therefor:

  "(ii) StreamLogic's common stock in the amount of 216.6667 shares of common stock per Debenture (the "Exchange Shares");"

  3. Clause (iii) of Section 3 is amended by deleting the first paragraph of this clause in its entirety and substituting the following therefor:

  "Warrants to purchase 40 shares of StreamLogic's common stock (the "Warrants") per Debenture. The Warrants shall be exercisable at any time before the fifth anniversary of the date of the Exchange and shall have an initial exercise price of $3.60 per share of common stock (the "Exercise Price"). Each time prior to the first anniversary of the Exchange that the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for a period of 5 consecutive trading days (the "Reset Period") is less than $1.56 (after taking into account any stock splits, consolidations or similar transactions) (the "Reset Price"), each holder of Warrants shall have the option (the "Reset Election") to adjust the exercise price of the Warrants held by such holder to 150% of the Reset Price, provided that a holder of Warrants may exercise this option no more than one time. An agent shall be appointed to handle the mechanics of the transmission and exchange of the warrants (the "Warrant Agent"). The holder of the Warrants must give notice to the Warrant Agent of its intent to exercise the Reset Election within 5 business days following the last day of the Reset Period. Notice of exercise of the Reset Election shall be given by facsimile and perfected by delivery of the Warrant to the Warrant Agent. Each Warrant shall be legended to reflect the terms of the Reset Election and shall be exchanged by the Warrant Agent for a Warrant deleting

                                     A3-1
  references to the Reset Election upon exercise of the Reset Election with respect to such Warrant. If at any time for a period of consecutive trading days the average (excluding the highest price and lowest price) closing price of StreamLogic's common exceeds $4.50 (after taking into account any stock splits, consolidations or similar transactions) (the "Option Period"), StreamLogic shall have the option (the "Warrant Exercise Option") to require the holders of the Warrants either to exercise the Warrants held by such holder at the Exercise Price, or the Reset Price if a Reset Price has been set, or to cancel the Warrants. StreamLogic shall exercise such option within 5 business days following the last day of the Option Period.

  4. clause (a) of Section 5 shall be amended by deleting it in entirety and substituting the following therefor:

  "(a) The Tender Offer shall have closed no later than November 4, 1996; provided that, if based on SEC comments or otherwise, an extension of the closing of the Tender Offer is required by applicable regulatory requirements or law, the date by which the Tender Offer shall close shall be the earlier of the date of the satisfaction of such requirements and November 14, 1996;"

  5. clause (d) of Section 5 shall be amended by deleting it in its entirety and substituting the following therefor:

  "(d) StreamLogic's board of directors shall have been expanded to seven members, of which two (2) shall be persons designated in writing by Loomis Sayles. StreamLogic hereby agrees that it will take all actions reasonably necessary, and will cause its management to take all actions reasonably necessary, to include in management's slate of persons nominated to be directors for election at the next meeting of shareholders two (2) persons designated in writing by investors advised by Loomis Sayles. In the event that the investors advised by Loomis Sayles hold less than twenty-eight (28%), in the aggregate, of the total aggregate number of shares of common stock of StreamLogic outstanding, the right of such investors to nominate directors shall terminate. Loomis Sayles may in its discretion require each person designated by investors advised by Loomis Sayles to be a member of StreamLogic's board of directors to agree to take measures designated by Loomis Sayles which are intended to prevent nonpublic information from being communicated to Loomis Sayles or investors advised by Loomis Sayles unless Loomis Sayles determines that receiving nonpublic information is in the best interests of the investors advised by Loomis Sayles."

                               ----------------

  Each of Loomis Sayles & Company, L.P. and StreamLogic Corporation hereby reaffirm (i) the terms and conditions contained in the Agreement, as amended hereby and (ii) that the Agreement, as amended hereby, is a legal, valid and binding obligation of each of them on the terms set forth in the Agreement, as amended hereby.

  If this letter is satisfactory to you as a basis for proceeding with Tender Offer, on the terms and conditions described in the Agreement, as amended hereby, please so signify on the enclosed copy of this letter and return it to us at the above address. We reserve the right to withdraw this letter at any time before it is accepted.

                                          Loomis Sayles & Company, L.P.

                                          By: Loomis Sayles & Company, Inc.

                                           By Frederick D. Vyn
                                               Title: Vice President

Agreed:

STREAMLOGIC CORPORATION

By Lee Hilbert
    Title: Chief Financial Officer

                                     A3-2

                                                                      APPENDIX B

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                            STREAMLOGIC CORPORATION

                                   $8,500,000

                   Increasing Rate Unsecured Promissory Notes
                            due               , 1998

                               ----------------

                                   INDENTURE

                        Dated as of               , 1996

                                   [TRUSTEE]

                                    Trustee


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 ARTICLE 1 DEFINITIONS AND INCORPORATION BY REFERENCE......................  B-1
    Section 1.01. Definitions.............................................   B-1
    Section 1.02. Other Definitions.......................................   B-2
    Section 1.03. Incorporation by Reference of Trust Indenture Act ......   B-2
    Section 1.04. Rules of Construction...................................   B-2
 ARTICLE 2 THE SECURITIES..................................................  B-3
    Section 2.01. Form and Dating.........................................   B-3
    Section 2.02. Execution and Authentication............................   B-3
    Section 2.03. Registrar and Paying Agent..............................   B-3
    Section 2.04. Paying Agent to Hold Money in Trust.....................   B-3
    Section 2.05. Securityholder Lists....................................   B-4
    Section 2.06. Transfer and Exchange...................................   B-4
    Section 2.07. Replacement Securities..................................   B-4
    Section 2.08. Outstanding Securities..................................   B-4
    Section 2.09. Cancellation............................................   B-4
    Section 2.10. Defaulted Interest......................................   B-5
 ARTICLE 3 COVENANTS.......................................................  B-5
    Section 3.01. Payment of Securities...................................   B-5
    Section 3.02. SEC Reports.............................................   B-5
    Section 3.03. Mandatory Redemption Upon Debt Financing................   B-5
 ARTICLE 4 SUCCESSORS......................................................  B-6
 ARTICLE 5 DEFAULTS AND REMEDIES...........................................  B-6
    Section 5.01. Events of Default.......................................   B-6
    Section 5.02. Acceleration............................................   B-6
    Section 5.03. Other Remedies..........................................   B-7
    Section 5.04. Waiver of Past Defaults.................................   B-7
    Section 5.05. Control by Majority.....................................   B-7
    Section 5.06. Limitation on Suits.....................................   B-7
    Section 5.07. Rights of Holders to Receive Payment....................   B-7
    Section 5.08. Collection Suit by Trustee..............................   B-8
    Section 5.09. Trustee May File Proofs of Claim........................   B-8
    Section 5.10. Priorities..............................................   B-8
 ARTICLE 6 TRUSTEE.........................................................  B-8
    Section 6.01. Duties of Trustee.......................................   B-8
    Section 6.02. Rights of Trustee.......................................   B-9
    Section 6.03. Individual Rights of Trustee ...........................   B-9
    Section 6.04. Trustee's Disclaimer....................................   B-9
    Section 6.05. Notice of Defaults......................................   B-9
    Section 6.06. Reports by Trustee to Holders...........................   B-9
    Section 6.07. Compensation and Indemnity..............................  B-10
    Section 6.08. Replacement of Trustee..................................  B-10
    Section 6.09. Successor Trustee by Merger, etc........................  B-11
    Section 6.10. Eligibility; Disqualification...........................  B-11
    Section 6.11. Preferential Collection of Claims Against Company.......  B-11
 ARTICLE 7 REDEMPTION AND PREPAYMENT....................................... B-11
    Section 7.01. Notices to Trustee......................................  B-11
    Section 7.02. Selection of Securities to Be Redeemed..................  B-11
    Section 7.03. Notice of Redemption....................................  B-12
    Section 7.04. Effect of Notice of Redemption..........................  B-12

                                                                            PAGE
                                                                            ----
    Section 7.05.  Deposit of Redemption Price............................  B-12
    Section 7.06.  Securities Redeemed in Part............................  B-13
    Section 7.07.  Optional Redemption....................................  B-13
    Section 7.08.  Mandatory Redemption...................................  B-13
    Section 7.09.  Redemption by Application of Debt Financing Proceeds...  B-13
 ARTICLE 8 AMENDMENTS...................................................... B-13
    Section 8.01.  Without Consent of Holders.............................  B-13
    Section 8.02.  With Consent of Holders................................  B-14
    Section 8.03.  Compliance with Trust Indenture Act....................  B-14
    Section 8.04.  Revocation and Effect of Consents......................  B-14
    Section 8.05.  Notation on or Exchange of Securities .................  B-15
    Section 8.06.  Trustee Protected......................................  B-15
 ARTICLE 9 REPRESENTATIONS AND WARRANTIES OF THE COMPANY................... B-15
    Section 9.01.  Due Incorporation; Good Standing.......................  B-15
    Section 9.02.  Due Authorization......................................  B-15
    Section 9.03.  Enforceability.........................................  B-15
 ARTICLE 10 MISCELLANEOUS.................................................. B-16
    Section 10.01. Trust Indenture Act Controls...........................  B-16
    Section 10.02. Notices................................................  B-16
    Section 10.03. Communication by Holders with Other Holders............  B-16
    Section 10.04. Certificate as to Conditions Precedent ................  B-16
    Section 10.05. Statements Required in Certificate.....................  B-16
    Section 10.06. Rules by Trustee and Agents............................  B-17
    Section 10.07. Legal Holidays.........................................  B-17
    Section 10.08. No Recourse Against Others ............................  B-17
    Section 10.09. Counterparts ..........................................  B-17
    Section 10.10. Variable Provisions ...................................  B-17
    Section 10.11. Governing Law .........................................  B-17
    Section 10.12. No Adverse Interpretation of Other Agreements..........  B-18
    Section 10.13. Successors ............................................  B-18
    Section 10.14. Severability ..........................................  B-18
    Section 10.15. Photocopies............................................  B-18
    Section 10.16. Table of Contents, Headings, Etc. .....................  B-18

  INDENTURE dated as of               , 1996 between StreamLogic Corporation,
a Delaware corporation ("Company"), and [TRUSTEE] ("Trustee").

  Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's Increasing Rate
Unsecured Promissory Notes due               , 1998 ("Securities"):

                                   ARTICLE 1

                  DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions.

  "Agent" means any Registrar, Paying Agent, or co-registrar.

  "Board of Directors" means the Board of Directors of the Company or any authorized committee of the Board.

  "Company" means the party named as such above until a successor replaces it in accordance with Article 4 and thereafter means the successor.

  "Company Order" means a written order signed in the name of the Company by two Officers, one of whom must be the Company's principal executive officer, principal financial officer or principal accounting officer.

  "Credit Agreement" means the revolving credit facility, dated as of July 1, 1996, between the Company and Wells Fargo Bank, N.A., or any amendment thereto or replacement thereof so long as the amount outstanding thereunder does not at any time exceed $4,000,000.

  "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any bankruptcy Law.

  "Default" means any event which is, or after notice or passage of time would be, an Event of Default.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Holder" or "Securityholder" means a person in whose name a Security is registered.

  "Indenture" means this Indenture as amended from time to time.

  "Officers' Certificate" means a certificate signed by two Officers, one of whom must be the Company's principal executive officer, principal financial officer or principal accounting officer.

  "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

  "person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "SEC" means the Securities and Exchange Commission.

  "Securities" means the Securities described above issued under this Indenture.

  "TIA" means the Trust Indenture Act of 1939 (15 U.S. Code (S)(S) 77aaa-77bbbb), as amended, as in effect on the date of execution of this Indenture.

  "Trustee" means the party named as such above until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor.

  "Trust Officer" means any officer in the principal corporate trust office of the Trustee or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

  "Warrant Agreement" means the Warrant Agreement, dated as of               ,
1996 between the Company and Wells Fargo Bank, N.A., as Warrant Agent.

Section 1.02. Other Definitions.

                                                                     DEFINED IN
   TERM                                                               SECTION
   ----                                                              ----------
   "Bankruptcy Law".................................................    5.01
   "Event of Default"...............................................    5.01
   "Financing Redemption"...........................................    7.09
   "Legal Holiday"..................................................   10.07
   "Officer"........................................................   10.10
   "Paying Agent"...................................................    2.03
   "Registrar"......................................................    2.03

Section 1.03. Incorporation by Reference of Trust Indenture Act.

  Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

  The following TIA terms used in this Indenture have the following meanings:

    "indenture securities" means the Securities;

    "indenture security holder" means a Securityholder;

    "indenture to be qualified" means this Indenture;

    "indenture trustee" or "institutional trustee" means the Trustee;

    "obligor" on the Securities means the Company.

  All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

Section 1.04. Rules of Construction.

  Unless the context otherwise requires:

    (1) a term has the meaning assigned to it;

    (2) "or" is not exclusive;

    (3) words in the singular include the plural, and in the plural include the singular; and

    (4) provisions apply to successive events and transactions.

                                   ARTICLE 2

                                THE SECURITIES

Section 2.01. Form and Dating.

  The Securities shall be substantially in the form of Exhibit A, which is part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Security shall be dated the date of its authentication.

  The terms and provisions contained in the Securities shall constitute, and are hereby expressly made, a part of this Indenture and to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

Section 2.02. Execution and Authentication.

  Two Officers shall sign the Securities for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Securities.

  If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid.

  A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

  The Trustee shall authenticate Securities for original issue up to the aggregate principal amount stated in paragraph 4 of the Securities upon a written order of the Company signed by two Officers. The aggregate principal amount of Securities outstanding at any time may not exceed that amount except as provided in Section 2.07.

  The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate.

Section 2.03. Registrar and Paying Agent.

  The Company shall maintain within or without the Borough of Manhattan, City of New York, State of New York, and in such additional locations as it shall determine (i) an office or agency where Securities may be presented for registration of transfer or for exchange ("Registrar") and (ii) an office or agency where Securities may be presented for payment ("Paying Agent"). The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent. The Company may change any Paying Agent, Registrar or co-registrar without prior notice to any Securityholder. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent, Registrar or co-registrar.

Section 2.04. Paying Agent to Hold Money in Trust.

  The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Securityholders or the Trustee all money held by the Paying Agent for the payment of principal or interest on the Securities, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Securityholders all money held by it as Paying Agent.

Section 2.05. Securityholder Lists.

  The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.

Section 2.06. Transfer and Exchange.

  Where Securities are presented to the Registrar or a co-registrar with a request to register a transfer or to exchange them for an equal principal amount of Securities of other denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met. To permit registrations of transfers and exchanges, the Company shall issue and the Trustee shall authenticate Securities at the Registrar's request. No service charge shall be made for any registration of transfer or exchange (except as otherwise expressly permitted herein), but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer tax or similar governmental charge payable upon exchanges pursuant to
Section 8.05).

Section 2.07. Replacement Securities.

  If the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Security if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond must be sufficient in the judgment of both to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Security is replaced. The Company may charge for its expenses in replacing a Security.

  Every replacement Security is an additional obligation of the Company.

Section 2.08. Outstanding Securities.

  The Securities outstanding at any time are all the Securities authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation, and those described in this Section as not outstanding.

  If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.

  If Securities are considered paid under Section 3.01, they cease to be outstanding and interest on them ceases to accrue.

  A Security does not cease to be outstanding because the Company or an affiliate of the Company holds the Security.

Section 2.09. Cancellation.

  The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Securities surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall dispose of cancelled Securities as the Company directs. Except as otherwise provided in Sections 2.06, 2.07 and 8.05, the Company may not issue new Securities to replace Securities that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.10. Defaulted Interest.

  If the Company defaults in a payment of interest on the Securities, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Securities and in Section 3.01 hereof. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Security and the date of the proposed payment. The Company shall fix or cause to be fixed each such special record date and payment date, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

                                   ARTICLE 3

                                   COVENANTS

Section 3.01. Payment of Securities.

  The Company shall pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities. Principal and interest shall be considered paid on the date due if the Paying Agent (other than the Company or a subsidiary) holds on that date money designated for and sufficient to pay all principal and interest then due.

  The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 2% per annum in excess of the then applicable interest rate on the Securities, compounded quarterly, or at the maximum rate permitted by law, whichever is less; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate, compounded quarterly, or at the maximum rate permitted by law, whichever is less.

Section 3.02. SEC Reports.

  The Company shall deliver to the Trustee within 15 days after it files them with the SEC copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The Company also shall comply with the other provisions of TIA (S) 314(a). This
Section 3.02 shall only be applicable at such times, if any, as this Indenture is subject to the TIA.

Section 3.03. Mandatory Redemption Upon Debt Financing.

  The Company shall apply the net proceeds of any debt financing of the Company (other than proceeds not in excess of $4 million at any time outstanding under the Credit Agreement) to the repayment of all amounts outstanding under the Securities until all amounts due under the Securities are paid and satisfied in full.

                                   ARTICLE 4

                                  SUCCESSORS

  Upon any consolidation or merger of the Company, the successor corporation formed by such consolidation or into or with which the Company is merged shall assume all the obligations of the Company under the Securities and hereunder, and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor person has been named as the Company herein.

                                   ARTICLE 5

                             DEFAULTS AND REMEDIES

Section 5.01. Events of Default.

  An "Event of Default" occurs if:

    (1) any payment of principal, interest, premium (if any) or any other sum required to be paid under any Security is not made when due,

    (2) any of the representations and warranties of the Company contained herein are not true, complete and correct in every respect when made,

    (3) the Company shall suffer or consent to or apply for the appointment of a receiver, trustee, custodian or liquidator of itself or any of its material properties, or shall generally fail to pay its debts as they become due, or shall make a general assignment for the benefit of creditors,

    (4) the Company shall file a voluntary petition in bankruptcy, or seeking reorganization, in order to effect a plan or other arrangement with creditors or any other relief under any Bankruptcy Law; or any involuntary petition or proceeding pursuant to any Bankruptcy Law is filed or commenced against the Company, which petition or proceeding (a) results in the entry of an order for relief or any such adjudication of relief, or (b) remains unreleased, undischarged, or unbonded for a period of sixty (60) days, or
  (c) the Company files an answer admitting jurisdiction of the court and the material allegations of the petition,

    (5) the Company shall be adjudicated a bankrupt, or an order for relief shall be entered by any court of competent jurisdiction under any Bankruptcy Law, or

    (6) the dissolution or liquidation of the Company, or the Company or a majority of the directors or majority of the shareholders of the Company shall take action seeking to effect the dissolution or liquidation of the Company.

  The term "Bankruptcy Law" means title 11, U.S. Code or any similar Federal or State law for the relief of debtors.

Section 5.02. Acceleration.

  If an Event of Default (other than an Event of Default specified in clauses
(3), (4) and (5) of Section 5.01) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the then outstanding Securities by notice to the Company and the Trustee, may declare the unpaid principal of and any accrued interest on all the Securities to be due and payable. Upon such declaration the principal and interest shall be due and payable immediately. If an Event of Default specified in clause
(3), (4) or (5) of Section 5.01 occurs, such an amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in principal amount of the then outstanding Securities by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived.

Section 5.03. Other Remedies.

  If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

  The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 5.04. Waiver of Past Defaults.

  The Holders of a majority in principal amount of the then outstanding Securities by notice to the Trustee may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of or interest on any Security.

Section 5.05. Control by Majority.

  The Holders of a majority in principal amount of the then outstanding Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Securityholders, or would involve the Trustee in personal liability.

Section 5.06. Limitation on Suits.

  A Securityholder may pursue a remedy with respect to this Indenture or the Securities only if:

    (1) the Holder gives to the Trustee notice of a continuing Event of Default;

    (2) the Holders of at least 25% in principal amount of the then outstanding Securities make a request to the Trustee to pursue the remedy;

    (3) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

    (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

    (5) during such 60-day period the Holders of a majority in principal amount of the then outstanding Securities do not give the Trustee a direction inconsistent with the request.

A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another
Securityholder.

Section 5.07. Rights of Holders to Receive Payment.

  Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of principal and interest on the Security, on or after the respective due dates expressed in the Security, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 5.08. Collection Suit by Trustee.

  If an Event of Default specified in Section 5.01(1) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Securities and interest on overdue principal and interest and such further amount as shall be sufficient to cover the costs and, to the extent lawful, expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 5.09. Trustee May File Proofs of Claim.

  The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Securityholders allowed in any judicial proceedings relative to the Company, its creditors or its property. Nothing contained herein shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

Section 5.10. Priorities.

  If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

    First:      to the Trustee for amounts due under Section 6.07;

    Second: to Securityholders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

    Third:      to the Company.

  The Trustee may fix a record date and payment date for any payment to Securityholders.

                                   ARTICLE 6

                                    TRUSTEE

Section 6.01. Duties of Trustee.

  (1) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

  (2) Except during the continuance of an Event of Default:

    (A) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

    (B) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

  (3) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct, except that:

    (A) This paragraph does not limit the effect of paragraph (2) of this Section.

    (B) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

    (C) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 5.05.

  (4) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (1), (2) and (3) of this Section.

  (5) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

  (6) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 6.02. Rights of Trustee.

  (1) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

  (2) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel, or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel.

  (3) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

  (4) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

Section 6.03. Individual Rights of Trustee.

  The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. However, the Trustee is subject to Sections 6.10 and 6.11.

Section 6.04. Trustee's Disclaimer.

  The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in the Indenture or any statement in the Securities other than its authentication.

Section 6.05. Notice of Defaults.

  If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Securityholders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment on any Security, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Securityholders.

Section 6.06. Reports by Trustee to Holders.

  Within 60 days after May 15 of each year in which any Securities are outstanding beginning with the May 15 following the date of this Indenture, the Trustee shall mail to Securityholders a brief report dated as of such May 15 that complies with TIA (S) 313(a) but only if such report is required by TIA (S) 313(a). The Trustee also shall comply with TIA (S) 313(b)(2). The Trustee shall also transmit by mail all reports to the persons described in TIA (S) 313(c).

  A copy of each report at the time of its mailing to Securityholders shall be filed with the SEC and each stock exchange on which the Securities are listed. The Company shall notify the Trustee when the Securities are listed on any stock exchange.

  The provisions of this Section 6.06 shall only be applicable at such times, if any, as this Indenture is subject to the TIA.

Section 6.07. Compensation and Indemnity.

  The Company shall pay to the Trustee from time to time reasonable compensation for its services hereunder. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses may include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

  The Company shall indemnify the Trustee against any loss or liability incurred by it except as set forth in the next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

  The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence or bad faith.

  To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities.

  When the Trustee incurs expenses or renders services after an Event of Default specified in Section 5.01(3), (4) or (5) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

Section 6.08. Replacement of Trustee.

  A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

  The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Securities may remove the Trustee by so notifying the Trustee and the Company. The Company may remove the Trustee if:

    (1) the Trustee fails to comply with Section 6.10;

    (2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

    (3) a Custodian or public officer takes charge of the Trustee or its property; or

    (4) the Trustee becomes incapable of acting.

  If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

  If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in principal amount of the then outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

  If the Trustee fails to comply with Section 6.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

  A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Securityholders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 6.07. Notwithstanding replacement of the Trustee pursuant to this Section 6.08, the Company's obligations under Section 6.07 hereof shall continue for the benefit of the retiring trustee with respect to expenses and liabilities incurred by it prior to such replacement.

Section 6.09. Successor Trustee by Merger, etc.

  If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 6.10. Eligibility; Disqualification.

  This Indenture shall always have a Trustee who satisfies the requirements of TIA (S) 310(a)(1). The Trustee shall always have a combined capital and surplus of at least $100,000,000 as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA (S) 310(b).

Section 6.11. Preferential Collection of Claims Against Company.

  The Trustee is subject to TIA (S) 311(a), excluding any creditor relationship listed in TIA (S) 311(b). A Trustee who has resigned or been removed shall be subject to TIA (S) 311(a) to the extent indicated therein.

                                   ARTICLE 7

                           REDEMPTION AND PREPAYMENT

Section 7.01. Notices to Trustee.

  If the Company elects to redeem Securities pursuant to the optional redemption provisions of Section 7.07 hereof, it shall furnish to the Trustee, at least 15 days but not more than 60 days before a redemption date, an Officers' Certificate setting forth (i) the redemption date, and (ii) the principal amount of Securities to be redeemed.

Section 7.02. Selection of Securities to Be Redeemed.

  If less than all of the Securities are to be redeemed at any time, the Trustee shall select the Securities to be redeemed among the Holders of the Securities on a pro rata basis, by lot or in accordance with any other method the Trustee considers fair and appropriate. In the event of partial redemption by lot, the particular Securities to be redeemed shall be selected, unless otherwise provided herein, not less than 15 nor more than 60 days prior to the redemption date by the Trustee from the outstanding Securities not previously called for redemption.

  The Trustee shall promptly notify the Company in writing of the Securities selected for redemption and, in the case of any Security selected for partial redemption, the principal amount thereof to be redeemed. Securities and portions of Securities selected shall be in amounts of $1,000 or whole multiples of $1,000; except that if all of the Securities of a Holder are to be redeemed, the entire outstanding amount of Securities held by such Holder, even if not a multiple of $1,000, shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.

Section 7.03. Notice of Redemption.

  At least 15 days but not more than 60 days before a redemption date, the Company shall mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Securities are to be redeemed at its registered address.

  The notice shall identify the Securities to be redeemed and shall state:

    (1) the redemption date;

    (2) the redemption price;

    (3) if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, after the redemption date upon surrender of such Security, a new Security or Securities in principal amount equal to the unredeemed portion shall be issued upon cancellation of the original Security;

    (4) the name and address of the Paying Agent;

    (5) that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price; and

    (6) that, unless the Company defaults in making such redemption payment, interest on Securities called for redemption ceases to accrue on and after the redemption date.

  At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense; provided, however, that the Company shall have delivered to the Trustee, at least 30 days prior to the redemption date, an Officers' Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 7.04. Effect of Notice of Redemption.

  Once notice of redemption is mailed in accordance with Section 7.03 hereof, Securities called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.


Section 7.05. Deposit of Redemption Price.

  One business day prior to the redemption date, the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption price of and accrued interest on all Securities to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption price of, and accrued interest on, all Securities to be redeemed.

  If the Company complies with the provisions of the preceding paragraph, on and after the redemption date, interest shall cease to accrue on the Securities or the portions of Securities called for redemption. If a Security is redeemed on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Security was registered at the close of business on such record date. If any Security called for redemption shall not be so paid upon surrender for redemption because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Securities.

Section 7.06. Securities Redeemed in Part.

  Upon surrender of a Security that is redeemed in part, the Company shall issue and, upon the Company's written request, the Trustee shall authenticate for the Holder at the expense of the Company a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

Section 7.07. Optional Redemption.

    (1) At any time and from time to time prior to the maturity of the Securities, the Company shall have the option to redeem the Securities, in whole or in part, at 100% of the principal amount thereof plus accrued and unpaid interest to the applicable redemption date; provided, however, that
  (i) prepayments shall first be applied to payment of accrued and unpaid interest and fees due to the Holders hereunder, if any, and (ii) each prepayment of principal hereunder shall be in an amount not less than $500,000.00, after payment of accrued an unpaid interest and fees due to the Holders hereunder, if any.

    (2) Any redemption pursuant to this Section 7.07 shall be made pursuant to the provisions of Section 7.01 through 7.06 hereof.

Section 7.08. Mandatory Redemption.

  Except as set forth under Section 3.03 hereof, the Company shall not be required to make mandatory redemption payments with respect to the Securities.

Section 7.09. Redemption by Application of Debt Financing Proceeds.

    (1) In the event that, pursuant to Section 3.03 hereof, the Company shall be required to apply the proceeds of a debt financing to the purchase of Securities (a "Financing Redemption"), it shall, within 5 days of the consummation of such financing, furnish to the Trustee an Officers' Certificate setting forth (i) the date of the consummation of such financing, (ii) the gross and net proceeds of such financing, (iii) the redemption date for the Financing Redemption, which date shall be at least 15 but not more than 30 days after consummation of such financing, and (iv) the principal amount of Securities to be redeemed.

    (2) Any redemption pursuant to this Section 7.09 shall be made pursuant to the provisions of the immediately preceding paragraph and Section 7.02 through 7.06 hereof.

                                   ARTICLE 8

                                  AMENDMENTS

Section 8.01. Without Consent of Holders.

  The Company and the Trustee may amend or supplement this Indenture or the Securities without the consent of any Securityholder:

    (1) to cure any ambiguity, defect or inconsistency; provided that such amendment or supplement does not adversely affect the rights of any Securityholder; or

    (2) to make any change that does not adversely affect the legal rights hereunder of any Securityholder.

Section 8.02. With Consent of Holders.

  Subject to Section 5.07, the Company and the Trustee may amend this Indenture or the Securities with the written consent of the Holders of at least 66 2/3% in principal amount of the then outstanding Securities. Subject to Sections 5.04 and 5.07, the Holders of 66 2/3% in principal amount of the Securities then outstanding may also permit non-compliance in a particular instance by the Company with any provision of this Indenture or the Securities. However, without the consent of each Securityholder affected, an amendment or permitted non-compliance under this Section may not:

    (1) change the amount of Securities whose Holders must consent to an amendment, supplement or waiver of any provision of this Indenture or the Notes;

    (2) reduce the rate of or extend the time for payment of interest on any Security;

    (3) reduce the principal of or change the fixed maturity of any Security;

    (4) make the principal of, or interest on, any Security payable with anything or in any manner other than as provided for in this Indenture and the Securities as in effect on the date hereof;

    (5) make any change in Section 5.04, 5.07 or 8.02 (this sentence); or

    (6) waive a default in the payment of the principal of, or interest on, any Security.

  To secure a consent of the Holders under this Section, it shall not be necessary for the Holders to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

  After an amendment or waiver under this Section becomes effective, the Company shall mail to Securityholders a notice briefly describing the amendment or waiver.

Section 8.03. Compliance with Trust Indenture Act.

  At such times, if any, as this Indenture is subject to the TIA, every amendment to this Indenture or the Securities shall be set forth in a supplemental indenture that complies with the TIA as then in effect.

Section 8.04. Revocation and Effect of Consents.

  Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives the notice of revocation before the date on which the Trustee receives an Officer's Certificate certifying that the Holders of the requisite principal amount of Securities have consented to the amendment or waiver.

  The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment or waiver. If a record date is fixed, then notwithstanding the provisions of the immediately preceding paragraph, those persons who were Holders at such record date (or their duly designated proxies), and only those persons, shall be entitled to consent to such amendment or waiver or to revoke any consent previously given, whether or not such persons continue to be Holders after such record date. No consent shall be valid or effective for more than 90 days after such record date unless consents from Holders of the principal amount of Securities required hereunder for such amendment or waiver to be effective shall have also been given and not revoked within such 90-day period.

  After an amendment or waiver becomes effective it shall bind every Securityholder, unless it is of the type described in any of clauses (1) through (6) of Section 8.02. In such case, the amendment or waiver shall bind each Holder of a Security who has consented to it and every subsequent Holder of a Security that evidences the same debt as the consenting Holder's Security.

Section 8.05 Notation on or Exchange of Securities.

  The Trustee may place an appropriate notation about an amendment or waiver on any Security thereafter authenticated. The Company in exchange for all Securities may issue and the Trustee shall authenticate new Securities that reflect the amendment or waiver.

Section 8.06. Trustee Protected.

  The Trustee shall sign all supplemental indentures, except that the Trustee need not sign any supplemental indenture that adversely affects its rights.

                                   ARTICLE 9

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company hereby represents and warrants the following:

Section 9.01 Due Incorporation; Good Standing.

  The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in all jurisdictions in which the failure to obtain such qualification or licensing could reasonably be expected to have a material adverse effect on the business or financial condition of the Company. The Company has all requisite corporate power and authority to conduct its business, to own, lease, sell or otherwise dispose of property, and to enter into and perform this Agreement.

Section 9.02 Due Authorization.

  The Securities have been duly authorized by all necessary corporate action on the part of the Company. Neither the execution and delivery nor the performance of the Securities (i) conflicts with the certificate of incorporation or by-laws of the Company, (ii) violates any law, regulation or ordinance, or any order or ruling of any court or governmental entity, applicable to the Company or (iii) results in a breach or violation of, or constitutes a default under, any agreement or instrument to which the Company is a party or by which it or any of its properties or assets are bound other than any breach or violation which could not reasonably be expected to have a material and adverse effect on (a) the business, operations, properties, assets or financial condition of the Company, or (b) the ability of the Company to perform its obligations under any material agreement in accordance with its terms.

Section 9.03 Enforceability.

  The Securities, when issued and authenticated in accordance with the terms of this Indenture and delivered against receipt of tendered 6% Convertible Subordinated Debentures due 2012 of the Company in accordance with the terms of the Company's Offer to Exchange dated October 7, 1996, will be the legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights and (ii) to general principles of equity, whether such enforcement is considered in a proceeding at law or in equity.

                                  ARTICLE 10

                                 MISCELLANEOUS

Section 10.01. Trust Indenture Act Controls.

  At such times, if any, as this Indenture is subject to the TIA, if any provision of this Indenture limits, qualifies, or conflicts with the duties imposed by the TIA, the TIA shall control.

Section 10.02. Notices.

  Any notice or communication by the Company or the Trustee to the other is duly given if in writing and delivered in person or mailed by first-class mail to the other's address stated in Section 10.10. The Company or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

  Any notice or communication to a Securityholder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders.

  If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

  If the Company mails a notice or communication to Securityholders, it shall mail a copy to the Trustee and each Agent at the same time.

  All other notices or communications shall be in writing.

Section 10.03. Communication by Holders with Other Holders.

  Securityholders may communicate pursuant to TIA (S) 312(b) with other Securityholders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA (S) 312(c).

Section 10.04. Certificate as to Conditions Precedent.

  Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with.

Section 10.05. Statements Required in Certificate.

  Each certificate with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate pursuant to TIA (S) 314(a)(4)) shall include:

    (1) a statement that the person making such certificate or opinion has read such covenant or condition;

    (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

    (3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

    (4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 10.06. Rules by Trustee and Agents.

  The Trustee may make reasonable rules for action by or a meeting of Securityholders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 10.07. Legal Holidays.

  A "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions are not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 10.08. No Recourse Against Others.

  A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Securityholder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

Section 10.09. Counterparts.

  This Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Section 10.10. Variable Provisions.

  "Officer" means the Chairman of the Board, the President, any Vice-President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

  The Company initially appoints the Trustee as Paying Agent, Registrar and authenticating agent.

  The Company's address is:

                     StreamLogic Corporation
                     21329 Nordhoff Street
                     Chatsworth, California 91311
                     Attn: Treasurer

  The Trustee's address is:

                     [TRUSTEE]

                     -------------------------

                     -------------------------
                     Attention:

Section 10.11. Governing Law.

  The internal laws of the State of New York shall govern this Indenture and the Securities, without regard to the conflict of laws provisions thereof.

Section 10.12. No Adverse Interpretation of Other Agreements.

  This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 10.13. Successors.

  All agreements of the Company in this Indenture and the Securities shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

Section 10.14. Severability.

  In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 10.15. Photocopies.

  In any action on a Security, the Holder or its assignee need not produce or file the original of such Security, but need only file a photocopy of such Security certified by the Holder or such buyer, transferee or assignee to be a true and correct copy of the Security in all material respects.

Section 10.16. Table of Contents, Headings, Etc.

  The Table of Contents, Cross-Reference Table, and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

                                   SIGNATURES

Dated: as of               , 1996         STREAMLOGIC CORPORATION

                                          By __________________________________

Attest:

_____________________________________

                                          (SEAL)

Dated: as of               , 1996         [TRUSTEE]

                                          By __________________________________

                                          (SEAL)

                                                                      EXHIBIT A

                              (FACE OF SECURITY)

R-                                                                        $

                            STREAMLOGIC CORPORATION
                             INCREASING RATE NOTE
                             DUE           , 1998

  StreamLogic Corporation, a Delaware corporation (the "Company", which term includes any successor corporation under the Indenture hereinafter referred
to), for value received promises to pay to        or registered assigns,
       the principal sum of        of Dollars on       , 1998.

   Interest Payment Dates:  March 31, June 30, September 30 and December 31
       Record Dates:        March 15, June 15, September 15 and December 15

  Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which will for all purposes have the same effect as if set forth at this place.

  IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers and a facsimile of its corporate seal to be reproduced on this Security.

  CERTIFICATE OF AUTHENTICATION: This is one of the Securities described within the within-mentioned Indenture.

                                          Dated:

[TRUSTEE]                                 STREAMLOGIC CORPORATION
as Trustee

By __________________________________     By __________________________________
        Authorized Signature

                                          By __________________________________

                                          (SEAL)


                                     B-A-1

                              (BACK OF SECURITY)

                            STREAMLOGIC CORPORATION

                   INCREASING RATE NOTE DUE           , 1998

  1. Interest. The Company promises to pay interest on the principal amount of
this Security (i) from and after               , 1996 through               ,
1997, at a rate of fourteen percent (14%) per annum, and (ii) thereafter, at a rate of sixteen percent (16%) per annum. Interest on the amount outstanding hereunder from time to time shall be computed on the basis of a 360-day year, actual days elapsed, from and including the date of the Securities until, but not including, the date of payment of all amounts due hereunder. The first payment of interest on the Securities shall be due and payable in arrears on December 31, 1996 for the period from date of the Securities through December 31, 1996 and thereafter interest shall be due and payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

  2. Method of Payment. The Company will pay interest on the Securities to the persons who are registered holders of Securities at the close of business on the record date for the next interest payment date. Holders must surrender Securities to a Paying Agent to collect principal payments. Principal and interest on the Securities will be payable at the office or agency of the Company maintained for such purpose within or without the City and State of New York, or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of Holders; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest on all Securities the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

  At any time and from time to time the Holder of this Security may elect not to accept cash as payment of principal and/or interest due hereunder, but, instead, may offset on a dollar for dollar basis any amounts payable by the Holder of this Security to the Company under the Warrant Agreement from time to time against principal and/or interest due at that time hereunder. If the Holder hereof desires to exercise this election, it shall give written notice of such election to the Company and the Paying Agent not less than five days prior to the day that the principal and/or interest becomes due and payable. Such written notice shall include a statement of the amount owing by the Holder of this Security under the Warrant Agreement and the amount to be offset against principal and/or interest owing under this Security.

  3. Paying Agent and Registrar. The Trustee will act as Paying Agent and Registrar. The Company may change any Paying Agent, Registrar or co-registrar without prior notice. The Company or any of its Subsidiaries may act in any such capacity.

  4. Indenture. The Company issued the Securities under an Indenture dated as
of           , 1996 (the "Indenture") between the Company and the Trustee. The terms of the Securities include those stated in the Indenture and are subject to, and qualified by, all such terms, certain of which are summarized hereon, and Securityholders are referred to the Indenture for a statement of such terms. The Securities are unsecured general obligations of the Company limited to $8,500,000 in aggregate principal amount.

  5. Transfer, Exchange. The Securities are in registered form without coupons. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture.

  6. Persons Deemed Owners. The registered holder of a Security may be treated as its owner for all purposes.

                                     B-A-2

  7. Amendments and Waivers. Subject to certain exceptions, the Indenture or the Securities may be amended with the consent of the holders of at least 66 2/3% in principal amount of the then outstanding Securities, and any existing default may be waived with the consent of the holders of at least a majority in principal amount of the then outstanding Securities, except a waiver of any default in the payment of principal of or interest on any Security. Without the consent of any Securityholder, the Indenture or the Securities may be amended to cure any ambiguity, defect or inconsistency, to provide for assumption of the Company's obligations to Securityholders or to make any change that does not adversely affect the rights of any Securityholder.

  8. Defaults and Remedies. An Event of Default is: default in payment of interest on the Securities; default in payment of principal on them; any of the Company's representations and warranties shall be not true, complete or correct when made; certain events of bankruptcy or insolvency; and dissolution or liquidation of the Company. If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Securities may declare all the Securities to be due and payable immediately, except that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Securities become due and payable immediately without further action or notice. Securityholders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Securities. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Securities may direct the Trustee in its exercise of any trust or power.

  9. Trustee Dealings with Company. [TRUSTEE], the Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its affiliates, and may otherwise deal with the Company or its affiliates, as if it were not Trustee.

  10. No Recourse Against Others. A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Securityholder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

  11. Authentication. This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

  12. Successors. When a successor assumes all the obligations of its predecessor under the Securities and the Indenture, the predecessor will be released from those obligations.

  13. Abbreviations. Customary abbreviations may be used in the name of a Securityholder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

  The Company will furnish to any Securityholder upon written request and without charge a copy of the Indenture, which has in it the text of this Security in larger type. Request may be made to: Treasurer, StreamLogic Corporation 21329 Nordhoff Street, Chatsworth, California 91311.

  All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture unless otherwise defined herein.

                                     B-A-3

                                ASSIGNMENT FORM

  To assign this Security, fill in the form below:
(I) or (we) assign and transfer this Security to
--------------------------------------------------------------------------------
   (Please insert social security or other identification number of assignee)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             (Print or type assignee's name, address and zip code)
and irrevocably appoint ________________________________________________________
________________________________________________ agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.
--------------------------------------------------------------------------------
  Date: ______________    Your Signature:     _______________________________
                                              _______________________________

                       (Sign exactly as your name appears
                      on the other side of this Security)

Signature Guaranteed:

-------------------------------
Signature must be guaranteed
by a member of an approved Signature
Guarantee Medallion Program

                                     B-A-4

                                                                      APPENDIX C

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                               WARRANT AGREEMENT
                                    BETWEEN
                            STREAMLOGIC CORPORATION
                                      AND
                             WELLS FARGO BANK, N.A.
                                AS WARRANT AGENT

                               ----------------

                         DATED AS OF             , 1996


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 Section  1.  Definitions...............................................     1
 Section  2.  Issuance; Form of Warrant; Execution; Registration........     3
          2.1 Issuance..................................................     3
          2.2 Form of Warrant; Execution of Warrants....................     3
          2.3 Registration..............................................     3
          2.4 Countersignature of Warrants..............................     4
 Section  3.  Transfer and Exchange of Warrants.........................     4
 Section  4.  Term of Warrants; Exercise of Warrants; Adjustments of
              Exercise Price; Compliance with Government Regulations;
              Redemption................................................     4
          4.1 Term of Warrants..........................................     4
          4.2 Exercise of Warrants......................................     5
          4.3 Reset of Exercise Price and Early Termination of Exercise
              Period....................................................     5
          4.4 Compliance with Government Regulations: Registration Under
              the Securities Act........................................     6
 Section  5.  Payment of Taxes and Fees.................................     7
 Section  6.  Mutilated or Lost Warrant Certificates....................     7
 Section  7.  Reservation of Warrant Shares.............................     7
 Section  8.  Adjustment of Exercise Price; Number of Warrant Shares and
              Shares of Capital Stock Warrants Are Exercisable Into.....     7
          8.1 Pricing and Share Adjustments.............................     7
          8.2 Notice of Adjustment......................................    12
          8.3 Preservation of Purchase Rights upon Merger or
              Consolidation.............................................    12
 Section  9.  Fractional Interests......................................    12
 Section 10.  No Rights as Stockholders; Notices to Holders.............    13
 Section 11.  By the Company............................................    13
         11.1 Legal Status; Qualification...............................    13
         11.2 No Conflicts..............................................    14
         11.3 Binding and Enforceable...................................    14
 Section 12.  Payments in U.S. Currency.................................    14
 Section 13.  Merger or Consolidation or Change of Name of Warrant
              Agent.....................................................    14
 Section 14.  Appointment of Warrant Agent..............................    14
         14.1 Obligations of the Warrant Agent..........................    15
 Section 15.  Change of Warrant Agent...................................    16
 Section 16.  Notices...................................................    17
 Section 17.  Cancellation of Warrants..................................    17
 Section 18.  Supplements and Amendments................................    17
 Section 19.  Successors................................................    17
 Section 20.  Applicable Law............................................    17
 Section 21.  Benefits of this Agreement................................    18
 Section 22.  Records...................................................    18
 Section 23.  Counterparts..............................................    18
 Section 24.  Captions..................................................    18

  WARRANT AGREEMENT, dated as of                  , 1996, between STREAMLOGIC
CORPORATION, a Delaware corporation (the "Company"), and WELLS FARGO BANK, N.A., a national banking association, as Warrant Agent (together with any successors and assigns, the "Warrant Agent").

                                  WITNESSETH:

  WHEREAS, StreamLogic Corporation is the issuer of 6% Convertible Subordinated Debentures Due 2012 in the original face amount of $75,000,000 (collectively, the "Debentures");

  WHEREAS, the Company has made a tender offer (the "Tender Offer") to all holders of the Debentures pursuant to which the Company offered to exchange all of the Debentures for cash, increasing rate unsecured promissory notes, common stock of the Company and warrants to purchase common stock of the Company (the "Warrants"), as more fully described below;

  WHEREAS, the Company desires to issue the Warrants, each of which entitles the holder thereof to purchase one share of the Company's common stock (each of said shares of common stock deliverable upon exercise of the Warrants, a "Warrant Share"); and

  WHEREAS, the Company wishes the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act in connection with the issuance, division, transfer, exchange and exercise of Warrants;

  NOW, THEREFORE, in consideration of the foregoing, to implement the terms of the Tender Offer, and for the purpose of defining the terms and provisions of the Warrants and the respective rights and obligations thereunder of the Company and the registered owners of the Warrants and any security into which they may be exchanged (the "Holders"), the Company and the Warrant Agent hereby agree as follows:

SECTION 1. DEFINITIONS.

  The following terms, as used herein, have the following meanings (all terms used herein in the singular to have the correlative meanings when used in the plural and vice versa):

  1.1 "Agreement" means this Warrant Agreement, as the same may be amended, modified or supplemented from time to time.

  1.2 "Business Day" means a day other than (a) a Saturday or Sunday, (b) any day on which banking institutions located in the City of Los Angeles, California, are required or authorized by law or by local proclamation to close or (c) any day on which shares are not traded on the NASDAQ National Market System.

  1.3 "Common Stock" shall have the meaning ascribed to such term in Section 8.1(i).

  1.4 "Common Stock Price" on any date of determination shall mean the last reported sale price regular way of the shares of Common Stock on the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading, or if such shares are not listed or admitted to trading on any national securities exchange, on the Nasdaq National Market System (or, if no reported sale takes place on such day, the average of the closing bid and asked prices on such day on such exchange or the Nasdaq National Market System). If the shares of Common Stock are not listed or admitted to trading on any national securities exchange or authorized for quotation on the Nasdaq National Market System, "Common Stock Price" shall mean the average of the closing bid and asked quotations as reported by The Nasdaq Small Cap Market for such day, or if the shares of Common Stock are not authorized for quotation on The Nasdaq Stock Market, the average of the closing bid and asked quotations as furnished by two member firms of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose, or if no such quotations are available, as determined in good faith by the disinterested non-employee members of the Board of Directors of the Company. In determining the Common Stock Price, the Warrant Agent shall be entitled to rely on such prices as may be published in The Wall Street Journal, The New York Times or any other financial publication of like stature or as may be provided to the Warrant Agent for such purpose by an authorized employee or agent of the Company.

  1.5 "Convertible Securities" has the meaning ascribed to such term in
Section 8.1(d) hereof.

  1.6 "Early Expiration Date" has the meaning ascribed to such term in Section 4.3(b).

  1.7 "Early Expiration Election" has the meaning ascribed to such term in
Section 4.3(b).

  1.8 "Early Expiration Trigger Date" has the meaning ascribed to such term in
Section 4.3(b).

  1.9 "Exchange Date" means [insert the date on which the Company exchanges Debentures tendered to the Company pursuant to the Tender Offer for cash, Common Stock, promissory notes and Warrants].

  1.10 "Exercise Period" has the meaning ascribed to such term in Section 4.1 hereof.

  1.11 "Exercise Price" means $3.60 as adjusted from time to time pursuant to
Section 4.3 and Section 8 hereof.

  1.12 "Five-Day Average Price" as of any date of determination shall mean the average of the Common Stock Prices on each of the immediately preceding five consecutive Trading Days, after exclusion of the highest and lowest such prices; provided, however, that if such highest or lowest prices occur on more than one such Trading Day, such price shall be excluded only once in calculating such average, so that such average always is based on the Common Stock Prices on three Trading Days.

  1.13 "Holder" has the meaning ascribed to such term in the preamble hereto.

  1.14 "NASD" has the meaning ascribed to such term in Section 4.2 hereof.

  1.15 "No-Exercise Period" shall mean any period of up to 90 consecutive days designated by the Company as a period during which Warrants may not be exercised. The Company shall designate the commencement of no more than one No-Exercise Period in any twelve-month period. A No-Exercise Period shall commence on such date as is designated by the Company in a written notice (which may be by facsimile transmission) of the commencement of such No-Exercise Period delivered to the Warrant Agent no later than the close of business of the Warrant Agent on the Business Day immediately preceding the first day of such No-Exercise Period. Such No-Exercise Period shall terminate on such date as is designated by the Company in a written notice (which may be by facsimile transmission) of the termination of such No-Exercise Period delivered to the Warrant Agent no later than the end of Business on the Business Day immediately preceding such date of termination; provided, however, that such No-Exercise Period shall terminate automatically and without any action on the part of the Company at the close of business on the 90th day thereof, should the Company not designate an earlier termination date. The Company shall take all reasonable measures and efforts to limit the length of each No-Exercise Period, consistent with the reason for the No-Exercise Period and shall terminate each No-Exercise Period as quickly as reasonably possible, consistent with the reason for the No-Exercise Period.

  1.16 "Person" means a natural person, a corporation, a partnership, a trust, a joint venture, authority or any other entity or organization.

  1.17 "Price Per Share" has the meaning ascribed to such term in Section 8.1(e)(ii) hereof.

  1.18 "Reset Date" has the meaning ascribed to such term in Section 4.3(a).

  1.19 "Reset Election" has the meaning ascribed to such term in Section
4.3(a).

  1.20 "Reset Price" has the meaning ascribed to such term in Section 4.3(a).

  1.21 "Rights" has the meaning ascribed to such term in Section 8.1(b) hereof.

  1.22 "Securities Act" has the meaning ascribed to such term in Section 4.4.

  1.23 "SEC" means the United States Securities and Exchange Commission, or any successor agency or authority thereto.

  1.24 "Subsidiary" has the meaning ascribed to such term in Section 8.1(c) hereof.

  1.25 "Trading Day" shall mean a day on which the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading is open for trading, or if such shares are not so listed or admitted to trading on any national securities exchange, a day on which The Nasdaq Stock Market is open for trading.

  1.26 "Transfer Agent" has the meaning ascribed to such term in Section 7 hereof.

  1.27 "Twenty-Day Average Price" as of any date of determination shall mean the average of the Common Stock Prices on each of the immediately preceding twenty consecutive Trading Days, after the exclusion of the highest and lowest such prices; provided, however, that if such highest or lowest prices occur on more than one such Trading Day, such price shall be excluded only once in calculating such average, so that such average always is based on the Common Stock Prices on 18 Trading Days.

  1.28 "Warrant" has the meaning ascribed to such term in the preamble hereto.

  1.29 "Warrant Certificate" has the meaning ascribed to such term in Section
2.2 hereof.

  1.30 "Warrant Register" has the meaning ascribed to such term in Section 2.3 hereof.

  1.31 "Warrant Share" has the meaning ascribed to such term in the preamble hereto.

SECTION 2. ISSUANCE; FORM OF WARRANT; EXECUTION; REGISTRATION.

  2.1 Issuance. On the Exchange Date the Company shall issue to each holder of Debentures that tenders any Debentures to the Company pursuant to the Tender Offer Warrants to purchase 40 shares of Common Stock per $1,000 face amount of the Debentures, subject to adjustment pursuant to Section 8 hereof. The Company shall cause the Warrant Agent to issue to each such holder of Debentures one or more Warrant Certificates (defined below) representing the Warrants issued by the Company.

  2.2 Form of Warrant; Execution of Warrants. The certificates evidencing the Warrants (the "Warrant Certificates") shall be in registered form only and shall be in the form set forth as Exhibit A hereto. The Warrant Certificates shall be signed on behalf of the Company by its Chairman of the Board, President or one of its Vice Presidents. The signature of any such officer on the Warrant Certificates may be manual or by facsimile. Any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate. Each Warrant Certificate shall be dated the date it is countersigned by the Warrant Agent pursuant to Section 2.4 hereof.

  2.3 Registration. The Warrant Certificates shall be numbered and shall be registered on the books of the Company maintained at the principal office of the Warrant Agent initially in Los Angeles (or such other place in the continental United States as the Warrant Agent shall from time to time notify the Company and the Holders in writing) (the "Warrant Register"). The Company and the Warrant Agent shall be entitled to treat the registered owner of any Warrant as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person; provided that the Company and the Warrant Agent shall follow the directions and instructions of a financial advisor of any holder of Warrants which has been designated as such by such holder of Warrants in a writing delivered to the Warrant Agent in a form reasonably satisfactory to the Warrant Agent.

  2.4 Countersignature of Warrants. The Warrant Certificates shall be countersigned by the Warrant Agent and shall not be valid for any purpose unless so countersigned. Warrant Certificates may be countersigned, however, by the Warrant Agent and may be delivered by the Warrant Agent notwithstanding that the persons whose manual or facsimile signatures appear thereon as proper officers of the Company shall have ceased to be such officers at the time of such countersignature, issuance or delivery. The Warrant Agent shall, upon written instructions of the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company, countersign, issue and deliver Warrant Certificates entitling the Holders thereof to purchase not more than an aggregate of 3,000,000 Warrant Shares (subject to adjustment pursuant to Section 8 hereof) and shall countersign, issue and deliver Warrant Certificates as otherwise provided in this Agreement.

SECTION 3. TRANSFER AND EXCHANGE OF WARRANTS.

  Subject to the terms hereof, the Warrant Agent shall countersign, register in the Warrant Register and deliver Warrants hereunder in accordance with the written instructions of the Company. The Warrant Agent shall thereafter from time to time register the transfer of any outstanding Warrants upon the records to be maintained by it for that purpose, upon surrender of the Warrant Certificate or Certificates evidencing such Warrants duly endorsed or accompanied (if so required by it) by a written instrument or instruments of transfer in form reasonably satisfactory to the Warrant Agent, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. Subject to the terms of this Agreement, each Warrant Certificate may be exchanged for another Warrant Certificate or Certificates entitling the Holder thereof to purchase a like aggregate number of Warrant Shares as the Warrant Certificate or Certificates surrendered then entitles such Holder to purchase. Any Holder desiring to exchange a Warrant Certificate or Certificates shall make such request in writing delivered to the Warrant Agent, and shall surrender the Warrant Certificate or Certificates to be so exchanged, duly endorsed or accompanied (if so required by the Warrant Agent) by a written instrument or instruments of transfer in form reasonably satisfactory to the Warrant Agent. Upon registration of transfer, the Company shall issue and the Warrant Agent shall countersign and deliver by certified mail a new Warrant Certificate or Certificates to the persons entitled thereto.

  No service charge to any Holder shall be made for any exchange or registration of transfer of a Warrant certificate or of Warrant Certificates, but the Company may require payment of a sum sufficient to cover any stamp tax or other tax or other governmental charge that is imposed in connection with any such exchange or registration of transfer pursuant to Section 5 hereof.

  By accepting the initial delivery, transfer or exchange of Warrants, each Holder shall be deemed to agree to the terms of this Agreement as it may be in effect from time to time, including any amendments or supplements duly adopted in accordance with Section 18 hereof.

SECTION 4. TERM OF WARRANTS; EXERCISE OF WARRANTS; ADJUSTMENTS OF EXERCISE PRICE; COMPLIANCE WITH GOVERNMENT REGULATIONS; REDEMPTION.

  4.1 Term of Warrants. Subject to the terms of this Agreement, each Holder shall have the right, which may be exercised at any time from 9:00 a.m., Los Angeles time, on the day following the Exchange Date to 5:00 p.m., Los Angeles time, on the day preceding the fifth anniversary of the Exchange Date (the "Exercise Period"), to receive from the Company the number of Warrant Shares which the Holder may at the time be entitled to receive upon exercise of such Warrants and payment of the Exercise Price then in effect for such Warrant Shares. If the Company has designated one or more No-Exercise Periods, the Exercise Period shall be extended by a number of days equal to the aggregate number of days during which such No-Exercise Period or Periods was or were in effect. The foregoing notwithstanding, the Exercise Period may terminated at an earlier date, as provided in Section 4.3(b) hereof. The Warrant Shares issued to a Holder upon exercise of its Warrants shall be duly authorized, validly issued, fully paid, nonassessable and shall not have been issued in violation of or subject to any preemptive rights. Each Warrant not exercised prior to the expiration of the Exercise Period shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of the expiration of the Exercise Period for such Warrant. No adjustments as to dividends will be made upon exercise of the Warrants for dividends paid prior to exercise of the Warrants.

  4.2 Exercise of Warrants. During the Exercise Period, each Holder may, subject to this Agreement, exercise from time to time some or all of the Warrants evidenced by its Warrant Certificate(s) by (i) surrendering to the Company at the principal office of the Warrant Agent such Warrant Certificate(s) with the form of election to purchase on the reverse thereof duly filled in and signed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc. (the "NASD"), and (ii) paying to the Warrant Agent for the account of the Company the Exercise Price, for the number of Warrant Shares in respect of which such Warrants are exercised. Warrants shall be deemed exercised on the date such Warrant Certificate(s) are surrendered to the Warrant Agent, tender of payment of the Exercise Price is made, and any applicable No-Exercise Period has terminated. Payment of the aggregate Exercise Price shall be made in cash by wire transfer of immediately available funds to the Warrant Agent for the account of the Company or by certified or official bank check or checks payable to the order of the Company or by any combination thereof.

  Upon the exercise of any Warrants in accordance with this Agreement, the Company shall issue and cause to be delivered by the Warrant Agent with all reasonable dispatch, to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for the number of full Warrant Shares issuable upon the exercise of such Warrants and shall take such other actions at its sole expense as are necessary to complete the exercise of the Warrants (including, without limitation, payment of any cash with respect to fractional interests required under Section 9 hereof). The Warrant Agent shall have no responsibility or liability for such issuance or the determination of the number of Warrant Shares issuable upon such exercise. The certificate or certificates representing such Warrant Shares shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date the Warrants are exercised hereunder.

  In the event that less than all of the Warrants evidenced by a Warrant Certificate are exercised, the Holder thereof shall be entitled to receive a new Warrant Certificate or Certificates as specified by such Holder evidencing the remaining Warrant or Warrants, and the Warrant Agent is hereby irrevocably authorized by the Company to countersign, issue and deliver the required new Warrant Certificate or Certificates evidencing such remaining Warrant or Warrants pursuant to the provisions of this Section 4.2 and of Section 3 hereof. The Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose.

  Upon delivery of the Warrant Shares issuable upon exercise in accordance herewith and of any required new Warrant Certificates, the Warrant Agent shall cancel the Warrant Certificates surrendered upon exercise. Such canceled Warrant Certificates shall then be disposed of by the Warrant Agent in a manner permitted by applicable laws and satisfactory to the Company in accordance with its written instructions to the Warrant Agent. The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all amounts received by the Warrant Agent upon exercise of such Warrants.

  Each Holder shall be entitled to enforce all rights relating to Warrants owned by such Holder under the terms of this Agreement.

  4.3 Reset of Exercise Price and Early Termination of Exercise Period.

    (a) On any date (a "Reset Date") prior to the first anniversary of the Exchange Date that the Five-Day Average Price is less than $1.56 (after giving effect to any adjustments pursuant to Section 8 hereof), each Holder of Warrants shall have the right to elect (a "Reset Election") to adjust the Exercise Price of such Holder's Warrants to an amount equal to 150% of such Five-Day Average Price (the "Reset Price");

  provided, however, that the Exercise Price of any Warrant may be adjusted only once pursuant to this Section 4.3(a). To elect a Reset Election with respect to a Warrant, a Holder shall surrender to the Company at the principal office of the Warrant Agent the Warrant Certificate representing such Warrant, together with the form of Reset Election on the reverse thereof duly filled in and signed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of the NASD. No Reset Election shall be effective with respect to any Reset Date unless such Warrant Certificate and form of Reset Election are received by the Warrant Agent no later than the fifth Business Day following such Reset Date. Upon timely receipt of a Reset Election in proper form, the Warrant Agent shall determine the Reset Price and shall imprint the following legend in a prominent location and typeface on the front of the Warrant Certificate:

    "The Exercise Price of the Warrant represented by this Warrant Certificate has been the subject of a Reset Election pursuant to
    Section 4.3(a) of the Warrant Agreement referred to herein. As a result of such Reset Election, the Reset Price as defined in such Section 4.3(a) is $[insert price]. No further Reset Election is permitted under the Warrant Agreement."

  The Warrant Agent shall then deliver such Warrant Certificate as so legended to the Holder thereof. The Warrant Agent shall promptly notify the Company of each Reset Election and the date, Reset Price and other particulars thereof and shall maintain records of each Reset Election in the register of Warrants referred to in Section 2.3 hereof. In the event of any transfer, exchange or other issue or reissue of Warrants that have been the subject of a Reset Election, the Warrant Agent shall cause any and all Warrant Certificates so issued or reissued to bear the legend referred to above.

    (b) If on any date (an "Early Expiration Trigger Date") the Five-Day Average Price is more than $4.50 (after giving effect to any adjustments thereto pursuant to Section 8 hereof), the Company shall have the right to elect (an "Early Expiration Election") to designate a date (the "Early Expiration Date") after which no Warrant shall be exercisable, the provisions of Section 4.1 hereof to the contrary notwithstanding. Each Warrant not exercised prior to 5:00 p.m. Los Angeles time on any such Early Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time. The Company shall make an Early Expiration Election by designating an Early Expiration Date in a written notice (which may be by facsimile transmission) to the Warrant Agent specifying the Early Expiration Trigger Date and the Five-Day Average Price no later than the fifth Business Day following such Early Expiration Trigger Date. Upon receipt of such notice, the Warrant Agent shall within two Business Days of such receipt give notice pursuant to Section 16 hereof to each Holder of the Early Expiration Election of the Company and specifying the Early Expiration Date. The Company shall not specify an Early Expiration Date that is less than 12 Business Days after the delivery to the Warrant Agent of the Company's notice of its Early Expiration Election.

  4.4 Compliance with Government Regulations: Registration Under the Securities Act. To the extent required by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the "Securities Act"), the Company will register under the Securities Act the issuance and sale of Warrant Shares by the Company in connection with the due exercise of Warrants by the Holder thereof (subject to the prohibition on any such exercise during any No-Exercise Period). In addition, if the transfer of the Warrant Shares obtained upon such exercises by Holders would not otherwise be exempt from the registration and prospectus delivery requirements of the Securities Act, the Company will register under the Securities Act the offer and sale of such Warrant Shares in connection with such transfers by such Holders (subject to prohibition of any such transfers during any No-Exercise Period); provided, however, that participation by any Holder in any such registration shall be conditioned upon such Holder's provision to the Company of all information, undertakings, consents, agreements or other documents and the taking of any and all actions as may be necessary to enable such registration and such participation therein by such Holder as a selling security holder to comply with all applicable requirements of the Securities Act. The Company's registration obligations hereunder shall terminate on the seventh anniversary of the Exchange Date.

SECTION 5. PAYMENT OF TAXES AND FEES.

  The Company will pay all documentary stamp and other like taxes, if any, attributable to the initial issuance and delivery of the Warrants and the initial issuance and delivery of the Warrant Shares upon the exercise of Warrants, provided that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer of the Warrants or involved in the issuance or delivery of any Warrant Shares in a name other than that of the Holder of the Warrants being exercised, and the Warrant Agent shall not register any such transfer or issue or deliver any Warrant Certificate(s) or Warrant Shares unless or until the persons requesting the registration or issuance shall have paid to the Warrant Agent for the account of the Company the amount of such tax, if any, or shall have established to the reasonable satisfaction of the Company that such tax, if any, has been paid.

SECTION 6. MUTILATED OR LOST WARRANT CERTIFICATES.

  In the event that any Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company shall issue, and at the direction of the Company by written order the Warrant Agent shall countersign and deliver in exchange and substitution for, and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent right or interest, but only upon receipt of evidence reasonably satisfactory to the Company and the Warrant Agent of such loss, theft or destruction of such Warrant Certificate and an indemnity or bond, if requested by the Company or the Warrant Agent, also reasonably satisfactory to them. An applicant for such a substitute Warrant Certificate shall also comply with such other reasonable procedures and pay such reasonable fees and expenses as the Company or the Warrant Agent may reasonably require.

SECTION 7. RESERVATION OF WARRANT SHARES.

  There have been reserved, and the Company shall at all times keep reserved, out of its authorized Common Stock, free of all preemptive rights, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrant Certificates. The Company will keep a copy of this Agreement on file with the Warrant Agent. The Warrant Agent is hereby irrevocably authorized to requisition from time to time from the Company certificates for Warrant Shares required to honor outstanding Warrants upon exercise thereof in accordance with the terms of this Agreement. The Company will supply its Warrant Agent with duly executed stock certificates for such purposes and will itself provide or otherwise make available any cash which may be payable as provided in Section 9 hereof. The Company will furnish to its agent for transfer of shares of its Common Stock (the "Transfer Agent"), a copy of all notices of adjustments and certificates related thereto, transmitted to each Holder pursuant to Section 8.2 hereof. The Company will give the Warrant Agent prompt notice of any change in any Transfer Agent or any change of address of any Transfer Agent.

  Before taking any action which would cause an adjustment pursuant to Section 8 reducing the Exercise Price, the Company will take any and all corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares at the Exercise Price as so adjusted.

SECTION 8. ADJUSTMENT OF EXERCISE PRICE; NUMBER OF WARRANT SHARES AND SHARES OF CAPITAL STOCK WARRANTS ARE EXERCISABLE INTO.

  The number of securities purchasable upon the exercise of each Warrant, and the Exercise Price, shall be subject to adjustment from time to time upon the happening of certain events, as hereinafter described.

  8.1 Pricing and Share Adjustments. During the Exercise Period and until a Holder's Warrants are exercised, the number of Warrant Shares purchasable by such Holder upon the exercise of each Warrant and the Exercise Price shall be subject to adjustment as follows:

    (a) Adjustment for Change in Capital Stock. Subject to paragraphs (f) and
  (h) below, in case the Company shall (i) pay a dividend or other distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) make a distribution on its outstanding shares of Common Stock in shares of its capital stock other than Common Stock, (iii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iv) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (v) issue, by reclassification of its shares of Common Stock, other securities of the Company, then the number of Warrant Shares purchasable upon exercise of each Warrant immediately prior thereto shall be adjusted so that the Holder of each Warrant shall be entitled to receive the number of Warrant Shares of the Company which such Holder would have owned or have been entitled to receive upon the happening of any of the events described above had such Warrant been exercised in full immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (a) shall become effective immediately after the record date for such event (provided, however, that no additional Warrant Shares shall be issued or the Exercise Price modified as a result of such adjustment unless and until the consummation of such event) or, if none, immediately after the effective date of such event. Such adjustment shall be made successively whenever such an event occurs.

    (b) Adjustment for Rights Issue. Subject to paragraphs (f) and (h) below, in case the Company shall issue rights, options, warrants or convertible securities (collectively, "Rights") to all holders of its outstanding Common Stock entitling them to subscribe for or purchase shares of Common Stock at a Price Per Share (as defined in paragraph (e) below) which is lower at the record date mentioned below than the then Current Market Price (as defined in paragraph (e) below) per share of Common Stock, the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Warrant Shares theretofore purchasable upon exercise of each Warrant by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such Rights plus the additional Number of Shares (as defined in paragraph (e) below) of Common Stock offered for subscription or purchase in connection with such Rights and the denominator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such Rights plus the number of shares which the aggregate Proceeds (as defined in paragraph (e) below) received or receivable by the Company upon exercise of such Rights would purchase at the Current Market Price per share of Common Stock at such record date. Such adjustment shall be made whenever Rights are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive Rights (provided, however, that no additional Warrant Shares shall be issued or the Exercise Price modified as a result of such adjustment unless and until such Rights are issued).

    (c) Adjustment for Redemptions, Dividends, Other Distributions.

      (i) Subject to paragraphs (f) and (h) below, in case the Company shall redeem shares of its Common Stock at a Price Per Share above the then Current Market Price Per Share of Common Stock on the date of such redemption then the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Warrant Shares theretofore purchasable upon the exercise of each Warrant by a fraction, the numerator of which shall be the Current Market Price Per Share of Common Stock on the date of redemption multiplied by the aggregate number of shares of Common Stock outstanding immediately following the redemption and the denominator of which shall be the Initial Market Capitalization less the Redemption Amount. The "Initial Market Capitalization" shall equal the product of the number of shares of Common Stock outstanding immediately prior to such redemption and the Current Market Price Per Share of the Common Stock on the date of such redemption. The "Redemption Amount" shall equal the number of shares redeemed multiplied by the Price Per Share at which such redemption occurs. Such adjustment shall be made whenever any such redemption is made, and shall become effective on the date of such redemption.

      (ii) Subject to paragraphs (f) and (h) below, in case the Company shall distribute to the holders of its Common Stock a dividend or distribution (whether in cash, cash equivalents, evidence of indebtedness or assets of the Company or any corporation or other legal entity a majority of the voting equity or equity interest of which is owned, directly or indirectly, by the Company (a "Subsidiary") or shares of capital stock of a Subsidiary) other than a dividend or distribution subject to paragraphs (a) or (b) above, then in each case the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Warrant Shares theretofore purchasable upon the exercise of each Warrant by a fraction, the numerator of which shall be the Current Market Price Per Share of Common Stock on the date of such dividend or distribution and the denominator of which shall be such Current Market Price Per Share of Common Stock less the amount of dividend or distribution per share as of the date of such dividend or distribution (which amount in the case of a distribution of assets for which there is not a readily ascertainable fair market value shall be the fair value of such assets as determined by an independent professional evaluator selected by the disinterested non-employee members of the Board of Directors of the Company as the portion of the assets applicable to one share of Common Stock). Such adjustments shall be made whenever any such distribution is made and shall become effective on the record date for the determination of stockholders entitled to receive such distribution, if any, or the effective date of such redemption if there is no such record date (provided, however, that no additional Warrant Shares shall be issued or the Exercise Price modified as a result of such adjustment unless and until the date of such redemption).

    (d) Adjustment for Common Stock and Convertible Securities Issue. Subject to paragraphs (f) and (h) below, in case (A) the Company shall issue shares of its Common Stock, or securities convertible into, or exchangeable or exercisable for Common Stock or Rights to subscribe for or purchase such securities (collectively, "Convertible Securities") (excluding the issuance of (i) Common Stock or Convertible Securities issued in any of the transactions described in paragraphs (a), (b) or (c) above) or (ii) Warrant Shares issued upon the exercise of the Warrants) at a Price Per Share of Common Stock, in the case of the issuance of Common Stock, or at a Price Per Share of Common Stock initially deliverable upon conversion or exercise of exchange of such Convertible Securities, in each case, together with any other consideration received or to be received by the Company in connection with such issuance or upon the conversion, exchange or exercise of such Convertible Securities, below the then Current Market Price per share of Common Stock on the date the Company fixed the offering, conversion or exercise or exchange price of such additional shares, or (B) there shall be a reduction in the exercise price of any outstanding Convertible Securities other than pursuant to customary antidilution provisions set forth in the instruments governing such Convertible Securities as in effect at the date of the issuance thereof, then the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Warrant Shares theretofore purchasable upon exercise of each Warrant by a fraction:

      (x) in the case of an issuance of Convertible Securities, the numerator of which shall be the total number of shares of Common Stock outstanding on the date of such issuance plus the additional number of shares of Common Stock offered for subscription or purchase and the denominator of which shall be the number of shares of Common Stock outstanding on such date plus the number of shares of Common Stock which the aggregate Proceeds of the total amount of Convertible Securities so offered would purchase at the Current Market Price Per Share of Common Stock at such date of issuance; and

      (y) in the case of a reduction in the exercise price of any Convertible Securities, the numerator of which shall be the sum of the Initial Market Capitalization plus the Initial Proceeds and the denominator of which shall be the sum of the Initial Market Capitalization and the Reduced Proceeds. The "Initial Market Capitalization" shall mean the product of the number of shares of Common Stock outstanding immediately prior to such price reduction and the Current Market Price Per Share of the Common Stock on the date of such price reduction. The "Initial Proceeds" shall mean the Proceeds received and receivable by the Company prior to such price reduction in connection with such Convertible Securities. The "Reduced Proceeds" shall mean the Proceeds received and receivable by the Company after giving effect to such price reduction in connection with such Convertible Securities.

    In case the Company shall issue and sell Convertible Securities for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then in determining the "Price Per Share" of Common Stock and the "consideration received by the Company" for purposes of this paragraph (d), an independent professional evaluator selected by the disinterested non-employee members of the Board of

  Directors of the Company shall reasonably and in good faith determine the fair value of such property. The determination of whether any adjustment is required under this paragraph (d), by reason of the sale and issuance of any Convertible Securities and the amount of such adjustment, if any, shall be made at such time and not at the subsequent time of issuance of shares of Common Stock upon the exercise, conversion or exchange of Convertible Securities.

    (e) Current Market Price; Price Per Share.

      (i) For the purpose of any computation under this Section 8.1, the "Current Market Price" per share of Common Stock at any date shall be the Twenty-Day Average Price.

      (ii) For purposes of this Section 8.1, "Price Per Share" shall be defined and determined according to the following formula:

      P = R/N

      where

      P = Price Per Share;

      R = the "Proceeds" received or receivable by the Company which (w) in the case of shares of Common Stock is the total amount received or receivable by the Company in consideration for the issuance and sale of such shares; (x) in the case of Rights or of Convertible Securities with respect to shares of Common Stock, is the total amount received or receivable by the Company in consideration for the issuance and sale of Rights or such Convertible Securities, plus the minimum aggregate amount of additional consideration, other than the surrender of such Convertible Securities, payable to the Company upon exercise, conversion or exchange thereof; (y) in the case of Rights to subscribe for or purchase such Convertible Securities, is the total amount received or receivable by the Company in consideration for the issuance and sale of such Rights plus the minimum aggregate amount of additional consideration, other than the surrender of such Convertible Securities, payable upon the exercise of such Rights and on the conversion or exchange or exercise of such Convertible Securities; and (z) in the case of a redemption of shares of Common Stock is the total amount paid or payable by the Company as consideration for the shares redeemed, provided that in each case the proceeds received or receivable or paid or payable by the Company shall be the net cash proceeds after deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services; and

      N = the "Number of Shares," which (x) in the case of Common Stock is the number of shares issued; (y) in the case of Rights or of Convertible Securities with respect to shares of Common Stock, is the number of shares of Common Stock issuable upon exercise, conversion or exchange thereof for the minimum aggregate amount of additional consideration referred to above in the definition of Proceeds; and (z) in the case of shares of Common Stock redeemed is the number of shares redeemed by the Company.

    (f) When De Minimis Adjustment May Be Deferred. No adjustment in the number of Warrant Shares purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of Warrant Shares purchasable upon the exercise of each Warrant, provided that any adjustments which by reason of this paragraph (f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest one-thousandth of a Warrant Share and the nearest cent.

    (g) Adjustment in Exercise Price. Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant is adjusted as herein provided, the Exercise Price payable upon exercise of each Warrant immediately prior to such adjustment shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of Warrant Shares purchasable upon the exercise of each Warrant immediately prior to such adjustment and the denominator of which shall be the number of Warrant Shares purchasable immediately thereafter.

    (h) When No Adjustment Required. No adjustment in the number of Warrant Shares purchasable upon the exercise of each Warrant or the Exercise Price shall be made pursuant to this Section 8.1 in connection with the exercise of any of the following (other than a reduction in the purchase or exercise price that would be subject to an adjustment under subsection (d)(y) above; provided, however, there shall be no adjustment pursuant to such subsection
  (d)(y) in connection with any antidilution or other adjustment required by the terms and conditions of instruments governing the following as in effect on June 14, 1996:

      (i) 80,081 Warrants issued as of June 13, 1996 at an exercise price of $5.00 per share of Common Stock;

      (ii) 1,500,000 Warrants outstanding as of June 13, 1996 at an exercise price of $4.00 per share of Common Stock;

      (iii) Up to 1,776,060 options to purchase Common Stock reserved for issuance to employees of the Company;

      (iv) Up to 1,657,300 employee stock options outstanding as of September 18, 1996; and

      (v) Up to 150,000 employee stock options outstanding after September 18, 1996 but on or before October 31, 1996.

  Additionally, no adjustment need be made if the Company issues or distributes to each Holder of Warrants the shares, rights, options, warrants, evidences of indebtedness, assets or other securities referred to in the paragraphs above which each Holder of Warrants would have been entitled to receive had the Warrants been exercised for the number of Warrant Shares for which Warrants are then exercisable prior to the happening of such event or the record date with respect thereto.

    (i) Common Stock. For all purposes of this Agreement, the term "Common Stock" shall mean (i) the class of stock designated as the Common Stock of the Company at the date of this Agreement or (ii) any other class of stock resulting from successive changes or reclassification of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 8.1, the Holders shall become entitled to purchase any securities of the Company other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Exercise Price of such shares shall be subject to adjustment from time to time in a manner and on terms substantially identical to the provisions with respect to the Warrant Shares contained in paragraphs (a) through (h) above, and the provisions of this Agreement with respect to the Warrant Shares shall apply on like terms to any such other securities.

    (j) Expiration of Rights, etc. Upon the expiration of any Rights or conversion or exchange or exercise rights, if any thereof shall not have been exercised, the Exercise Price and the number of Warrant Shares purchasable upon the exercise of each Warrant shall, upon such expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (A) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such Rights or conversion or exchange or exercise rights and
  (B) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all of such Rights or conversion or exchange or exercise rights whether or not exercised, provided that no such readjustment shall have the effect of increasing the Exercise Price or decreasing the number of Warrant Shares purchasable upon the exercise of each Warrant by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such Rights or conversion or exchange or exercise rights.

  8.2 Notice of Adjustment. Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant or the Exercise Price of Warrant Shares is adjusted, as provided in this Section 8, the Company shall cause the Warrant Agent promptly to mail to each Holder, at the sole expense of the Company by first class mail, postage prepaid, notice of such adjustment or adjustments and shall deliver to the Warrant Agent a certificate of a firm of independent public accounts (who may be the regular accountants employed by the Company) setting forth the number of Warrant Shares purchasable upon the exercise of each Warrant and the Exercise Price of Warrant Shares after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth in reasonable detail the computations by which such adjustment was made. The Warrant Agent shall be entitled to rely on such certificate and shall be under no duty or responsibility with respect to any such certificate, except to exhibit the same, from time to time, to any Holder requesting an inspection thereof during reasonable business hours. The Warrant Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment of the Exercise Price or the number of Warrant Shares or other stock or property purchasable on exercise of Warrants, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment. Concurrently with giving a Holder notice of an adjustment, the Warrant Agent shall issue to such Holder a replacement Warrant Certificate showing the terms of the Warrant, as adjusted, provided that the Warrant Agent's failure to provide such new Warrant Certificates shall not adversely affect the rights of the Holders to receive the benefits of any adjustments.

  8.3 Preservation of Purchase Rights upon Merger or Consolidation. In case of any consolidation of the Company with or merger of the Company into another entity, the Company or such successor entity shall execute and deliver to the Warrant Agent an agreement, which shall be binding on the Company and the Holders, that each Holder shall have the right thereafter upon payment of the Exercise Price in effect immediately prior to such action to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property (including cash) which such Holder would have owned or have been entitled to receive after the happening of such consolidation or merger had such Warrant been exercised immediately prior to such action, subject to obtaining any required governmental approvals or making any required governmental filings. The Company shall at its sole expense request the Warrant Agent to mail by first class mail, postage prepaid, to each Holder notice of the execution of any such agreement. Such agreement shall provide for adjustments, which shall be substantially identical to the adjustments provided for in this Section 8. In addition, the Company shall not merge or consolidate with or into, any other entity unless the successor entity (if not the Company), shall expressly assume, by supplemental agreement reasonably satisfactory in form and substance to the Warrant Agent in its sole judgment and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Company. The provisions of this
Section 8.3 shall similarly apply to successive consolidations or mergers. The Company and the Warrant Agent shall each be under a good faith duty and responsibility to determine the correctness of any provisions contained in any such agreement relating to the kind or amount of shares of stock or other securities or property receivable upon exercise of Warrants or with respect to the method employed and provided therein for any adjustments and shall be entitled to rely upon the provisions contained in any such agreement.

  If this Section 8.3 applies, paragraphs (a), (b), (c) and (d) of Section 8.1 do not apply.

SECTION 9. FRACTIONAL INTERESTS.

  Neither the Company nor the Warrant Agent shall be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be exercised at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon such exercise shall be computed on the basis of the aggregate number of Warrants so exercised. If any fraction of a Warrant Share would, except for the provisions of this Section 9, be issuable on the exercise of any Warrant, the Company shall pay an amount in cash equal to the Common Stock Price on the date the Warrant Certificate is presented for exercise, multiplied by such fraction.

SECTION 10. NO RIGHTS AS STOCKHOLDERS; NOTICES TO HOLDERS.

  Nothing contained in this Agreement or in any of the Warrants shall be construed as conferring upon the Holders of Warrant Certificates or their transferees the right to vote or to receive dividends or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

  In case:

    (a) the Company shall authorize the issuance to all holders of shares of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants; or

    (b) the Company shall authorize the distribution to all holders of shares of Common Stock of securities or assets; or

    (c) of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the conveyance or transfer of a substantial portion of the properties and assets of the Company for which approval of any stockholders of the Company is required, or of any reclassification or change of Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Common Stock;

    (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

    (e) the Company shall sell all or substantially all of its assets, or any asset necessary to conduct the Company's business.

then the Company shall cause to be filed with the Warrant Agent and shall cause to be given to each Holder at its address appearing on the Warrant Register, at least ten (10) days prior to the applicable record date hereinafter specified, or promptly in the case of events for which there is no record date, by first class mail, postage prepaid, a written notice stating
(i) the date as of which the holders of record of shares of Common Stock entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (iii) the date on which any such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up or fundamental change is expected to become effective or consummated, as well as the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation, or winding up. The failure to give the notice required by this Section 10 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation, winding up or action, or the vote upon any of the foregoing.

SECTION 11. BY THE COMPANY.

  The Company represents and warrants to the Warrant Agent and each of the Holders as follows as of the Exchange Date:

  11.1 Legal Status; Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in all jurisdictions in which the failure to obtain such qualification or licensing could reasonably be expected to have a material adverse effect on the business or financial condition of the Company. The Company has all requisite corporate power and authority to conduct its business, to own, lease, sell or otherwise dispose of property, and to enter into and perform this Agreement.

  11.2 No Conflicts. This Agreement has been duly authorized by all necessary corporate action on the part of the Company. Neither the execution and delivery nor the performance of this Agreement (i) conflicts with the certificate of incorporation or by-laws of the Company, (ii) violates any law, regulation or ordinance, or any order or ruling of any court or governmental entity, applicable to the Company or (iii) results in a breach or violation of, or constitutes a default under, any term of any agreement or instrument to which the Company is a party or by which it or any of its properties or assets are bound other than any breach or violation which could not reasonably be expected to have a material and adverse effect on (i) the business, operations, properties, assets or financial condition of the Company, or (ii) the ability of the Company to perform its obligations under any material agreement in accordance with its terms.

  11.3 Binding and Enforceable. This Agreement has been duly executed and delivered by the Company and is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights and (ii) to general principles of equity, whether such enforcement is considered in a proceeding at law or in equity.

  11.4 Valid Issue. All Warrant Shares are duly authorized and, upon issuance in accordance with the provisions of this Agreement shall be validly issued, fully paid and nonassessable and free from all taxes, liens, charges and security interests (other than liens and security interests created by this Agreement or by the Holder thereof).

SECTION 12. PAYMENTS IN U.S. CURRENCY.

  All payments required to be made hereunder shall be made in lawful money of the United States of America.

SECTION 13. MERGER OR CONSOLIDATION OR CHANGE OF NAME OF WARRANT AGENT.

  Any corporation into which the Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any corporation succeeding to the corporation trust business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under the provisions of Section 14 hereof. In case at the time such successor to the Warrant Agent shall succeed to the agency created by this Agreement, any of the Warrant Certificates shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent and deliver such Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor to the Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases such Warrant Certificates shall be fully valid and effective as provided therein and in this Agreement.

  In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent may adopt the countersignatures under its prior name and deliver such Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates shall be fully valid and effective as provided therein and in this Agreement.

SECTION 14. APPOINTMENT OF WARRANT AGENT.

  The Company hereby appoints the Warrant Agent to act as agent for the Company hereunder and in accordance with the terms and conditions hereof, and the Warrant Agent hereby accepts such appointment.

  14.1 Obligations of the Warrant Agent. The Warrant Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the Holders, by their acceptance of Warrant Certificates, shall be bound:

    (a) Correctness of Statements. The statements contained herein and in the Warrant Certificates shall be taken as statements of the Company, and the Warrant Agent assumes no responsibility for the correctness of any of the same except such as described the Warrant Agent or action taken by it. The Warrant Agent assumes no responsibility with respect to the distribution of the Warrant Certificates or Warrants except as herein otherwise provided.

    (b) Breach of Covenants. The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the covenants contained in this Agreement or in the Warrant to be complied with by the Company.

    (c) Performance of Duties. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents and shall not be responsible for the misconduct or negligence of any attorney or agent (which shall not include an employee of the Warrant Agent) appointed with due care.

    (d) Reliance on Counsel. The Warrant Agent may consult at any time with legal counsel satisfactory to it (who may be counsel for the Company), and the Warrant Agent shall incur no liability or responsibility to the Company or to any Holder in respect to any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel.

    (e) Proof of Actions Taken. Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed conclusively to be proved and established by a certificate signed by the Chairman of the Board, the President, a Vice President, the Treasurer or the Secretary of the Company and delivered to the Warrant Agent; and such certificate shall be full authorization to the Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

    (f) Compensation. The Company agrees to pay the Warrant Agent such reasonable compensation for all services rendered by the Warrant Agent in the performance of its duties under this Agreement as shall be agreed upon in advance by the Company and the Warrant Agent, to reimburse the Warrant Agent for all reasonable expenses, taxes and governmental charges and other charges of any kind and nature incurred by the Warrant Agent in the performance of its duties under this Agreement (including but not limited to legal fees and expenses), and to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent or any of its agents in the performance of its duties under this Agreement, except as a result of the Warrant Agent's gross negligence or willful misconduct as determined in a final judgment of a court of competent jurisdiction and authority. The Company's obligations under this Section 14.1(f) and any claim arising hereunder shall survive the resignation or removal of the Warrant Agent and the termination or discharge of the Company's obligations under this Agreement.

    (g) Legal Proceedings. The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or any one or more Holders shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses which may be incurred or any liabilities which may arise, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without any such security or indemnity. All rights of action of any Holder under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrant Certificates or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent, and any recovery of judgment shall be for the ratable benefit of the Holders, as their respective rights or interests may appear.

    (h) Other Transactions in Securities of Company. The Warrant Agent and any stockholders, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or any other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested or contract with or lend money to the Company or other wise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company of for any other legal entity.

    (i) Liability of Warrant Agent. The Warrant Agent shall act hereunder solely as agent, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not be liable for anything which it may do or refrain from doing in connection with this Agreement except for its own negligence or bad faith.

    (j) Reliance on Documents. The Warrant Agent will not incur any liability or responsibility to the Company or to any Holder for any action taken in reliance on any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

    (k) Validity of Agreement. The Warrant Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Warrant Agent) or in respect of the validity or execution of any Warrant Certificate (except its countersignature thereof) or any Warrant; nor shall the Warrant Agent by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares (or other securities) to be issued pursuant to this Agreement or any Warrant, or as to whether any Warrant Shares (or other securities) will, when issued, be validly issued, fully paid and nonassessable, or as to the Exercise Price or the number or amount of Warrant Shares or other securities or any Assets or other property issuable upon exercise of any Warrant.

    (l) Instructions from Company. The Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Chairman of the Board, the President, a Vice President, the Treasurer or the Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties, and shall not be liable for any action taken or suffered to be taken by it in accordance with instructions of any such officer or officers.

    (m) Reporting Requirements. The Warrant Agent shall send to each Warrant holder a copy of each publicly available filing with the SEC made by the Company (including but not limited to Forms 10-K, 10-Q and 8-K) promptly but in any event within five (5) Business Days following such filing.

SECTION 15. CHANGE OF WARRANT AGENT.

  The Warrant Agent may resign and be discharged from its duties under this Agreement by giving to the Company thirty (30) days' notice in writing. The Warrant Agent may be removed by like notice to the Warrant Agent and the Holders from the Company, such notice to specify the date when removal shall become effective. If the Warrant Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after such removal or notification in writing of such registration or incapacity by the resigning or incapacitated Warrant Agent or by any Holder (who shall with such notice submit his Warrant Certificate or Certificates for inspection by the Company), then any Holder may apply to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Any successor Warrant Agent, whether appointed by the Company or such a court, shall be a bank or trust Company, in good standing, incorporated under the laws of the United States of America or any state thereof and having at the time of its appointment as Warrant Agent a combined capital and surplus of at least $100,000,000. After appointment and acceptance of such appointment in writing, the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent with out further act or deed; but the former Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder, and shall execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Failure to file any notice provided for in this Section 15, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be. In the event of such resignation or removal, the successor Warrant Agent shall mail, by first class mail, postage prepaid, to each Holder, written notice of such removal or resignation and the name and address of such successor Warrant Agent.

SECTION 16. NOTICES.

  Any notice pursuant to this Agreement by the Company or by any Holder to the Warrant Agent, or by the Warrant Agent or by any Holder to the Company, shall be in writing and shall be delivered in person or by facsimile transmission, or mailed first class, postage pre-paid, (a) to the Company, at its offices at 21329 Nordhoff Street, Chatsworth, California 91311, Attention: Chief Financial Officer, Telecopier No.: (818) 701-8410, or (b) to the Warrant
Agent, at its offices at                               , Attention:
       , Telecopier No.:                . Each party hereto may from time to
time change the address to which notices to its are to be delivered or mailed hereunder by notice to the other party.

  Any notice mailed pursuant to this Agreement by the Company or the Warrant Agent to the Holders shall be in writing and shall be mailed first class, postage prepaid, or otherwise delivered, to such Holders at their respective addresses in the Warrant Register. The initial address of each Holder shall be as provided by the Company to the Warrant Agent. Any Holder may change its address by notice to the Company and the Warrant Agent given in accordance with this Section 16.

SECTION 17. CANCELLATION OF WARRANTS.

  In the event the Company shall purchase or otherwise acquire Warrants, the same shall thereupon be delivered to the Warrant Agent and be cancelled by it and retired. The Warrant Agent shall cancel any Warrant certificate surrendered for exchange, substitution, transfer or exercise in whole or in part.

SECTION 18. SUPPLEMENTS AND AMENDMENTS.

  From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement this Agreement for certain purposes, including curing defects or inconsistencies or making any other change so long as such amendment or supplement does not adversely affect the rights of any Holder. Any supplement or amendment to this Agreement that does not adversely affect the rights of a Holder may be made with the approval of the Holders of a majority of the then outstanding Warrants; provided, however, that any such amendment or supplement that (i) increases the Exercise Price; (ii) decreases the number of shares of Common Stock issuable upon exercise of a Warrant; or (iii) shortens the period during which the Warrants may be exercised shall require the consent of each Holder of a Warrant affected thereby.

SECTION 19. SUCCESSORS.

  All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of the Company or the Warrant Agent and shall bind and inure to the benefit of their respective successors hereunder.

SECTION 20. APPLICABLE LAW.

  This Agreement and each Warrant issued hereunder shall be governed by and construed in accordance with the laws of the State of California without giving effect to the principles of conflict of laws thereof.

SECTION 21. BENEFITS OF THIS AGREEMENT.

  Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Warrant Agent and the Holders and their successors and assigns any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent, the Holders and the respective successors and assigns of the Company, Warrant Agent and Holders.

SECTION 22. RECORDS.

  The Warrant Agent shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the Holders during normal business hours at its office. The Company shall at its sole expense supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

SECTION 23. COUNTERPARTS.

  This Agreement may be executed in any number of counterparts; each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

SECTION 24. CAPTIONS.

  The captions of the Sections and subsections of this Agreement have been inserted for convenience only and shall have no substantive effect.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

                                          STREAMLOGIC CORPORATION

                                          By: _________________________________
                                            Name:
                                            Title:

                                          WELLS FARGO BANK, N.A.,
                                          as Warrant Agent

                                          By: _________________________________
                                            Name:
                                            Title:

                                                                      EXHIBIT A

                          FORM OF WARRANT CERTIFICATE

No.                                                                    Warrants

                              WARRANT CERTIFICATE

                            STREAMLOGIC CORPORATION

  This Warrant Certificate certifies that                     , or registered
assigns, is the registered holder of                 Warrants (the "Warrants")
expiring at 5:00 p.m., Los Angeles time,                  , 2001 (subject to
extension or earlier termination as provided in the Warrant Agreement) (the "Expiration Date"), to purchase Common Stock, $1.00 par value per share (the "Common Stock"), of STREAMLOGIC CORPORATION, a Delaware corporation (the "Company"). The Warrants may be exercised at any time from 9:00 a.m., Los
Angeles time, on                 , 1996 to 5:00 p.m., Los Angeles time, on the
Expiration Date. Each Warrant entitles the holder upon exercise to receive from the Company, if exercised before 5:00 p.m., Los Angeles time, on the Expiration Date, one fully paid and nonassessable share of Common Stock (a "Warrant Share") at the Exercise Price (as defined in the Warrant Agreement referred to on the reverse side hereof), payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent, but only subject to the conditions set forth herein and in the Warrant Agreement. The Exercise Price and number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

  WARRANTS NOT EXERCISED ON OR BEFORE 5:00 P.M., LOS ANGELES TIME ON THE EXPIRATION DATE AS DEFINED HEREIN SHALL BECOME VOID.

  Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof, and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

  This Warrant Certificate shall not be valid unless countersigned by the Warrant Agents as such term is used in the Warrant Agreement.

  IN WITNESS WHEREOF, STREAMLOGIC CORPORATION has caused this Warrant Certificate to be duly executed.

                                          STREAMLOGIC CORPORATION


                                          By: _________________________________
                                             Title:

Dated: _________________________________

Countersigned:

WELLS FARGO BANK, N.A.
as Warrant Agent

By: ____________________________________
          Authorized Signatory

                         [FORM OF WARRANT CERTIFICATE]

                                   [REVERSE]

  The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants expiring on the Expiration Date entitling the holder on exercise to receive shares of Common Stock of the Company and are issued or to be issued pursuant to a Warrant Agreement dated as of
            , 1996 (the "Warrant Agreement"), duly executed and delivered by the Company to Wells Fargo Bank, N.A., a national banking association, as Warrant Agent (the "Warrant Agent"), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. By accepting initial delivery, transfer or exchange of this Warrant, the duly registered holder shall be deemed to have agreed to the terms of the Warrant Agreement as it may be in effect from time to time, including any amendments or supplements duly adopted in accordance therewith.

  The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price in the manner described below at the office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or its assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

  Payment of the Exercise Price may be made in cash by wire transfer to the Warrant Agent for the account of the Company or by certified or official bank check or checks to the order of the Company or by any combination thereof.

  The Warrant Agreement provides that upon the occurrence of certain events the number of shares of Common Stock issuable upon the exercise of each Warrant, and the Exercise Price of each Warrant, may, subject to certain conditions, be adjusted. No fractions of a share of Common Stock will be issued upon the exercise of any Warrant, but the Company shall pay the cash value thereof determined as provided in the Warrant Agreement.

  Warrant Certificates, when surrendered at the office of the Warrant Agent by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

  Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

  The Company and the Warrant Agent may deem and treat the registered holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                                 PURCHASE FORM

  The undersigned hereby irrevocably elects to exercise this Warrant, according to the terms and conditions hereof, to the extent of purchasing
           shares of Common Stock and hereby makes payment of $           in
payment of the exercise price thereof. If the number of shares shall not be all of the shares purchasable under this Warrant, a new Warrant Certificate for the balance remaining shall be issued in the name of the undersigned or its assignee as indicated on the Assignment Form.

Dated:

                    INSTRUCTIONS FOR REGISTRATION OF STOCK

Name: _________________________________________________________________________
                  (please typewrite or print in block letters)

Address: ______________________________________________________________________

Signature: ____________________________________________________________________
    Note: The signature must conform in all respects to name of holder as specified on the face of this Warrant Certificate

Signature Guaranteed:

                                ASSIGNMENT FORM

  FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

Name: __________________________________________________________________________
                  (please typewrite or print in block letters)

Address: _______________________________________________________________________

its right to purchase             shares of Common Stock represented by this
Warrant and does hereby irrevocably constitute and appoint        Attorney, to
transfer the same on the books of the Company, with full power of substitution in the premises.

Dated:


Social Security or other identifying number of holder

Signature: _____________________________________________________________________
    Note: The signature must conform in all respects to name of holder as specified on the face of this Warrant Certificate

Signature Guaranteed:

                              RESET ELECTION FORM

  The undersigned registered holder of this Warrant hereby irrevocably elects a Reset Election pursuant to the terms and conditions of this Warrant and Section 4.3(a) of the Warrant Agreement.

  The Reset Date applicable to this Reset Election is:

________________________________________________________________________________
                  (Please typewrite or print in block letters)

Dated:


Social Security or other identifying number of holder

Signature: _____________________________________________________________________
    Note: The signature must conform in all respects to name of holder as specified on the face of this Warrant Certificate

Signature Guaranteed:

                                                                      APPENDIX D

                              INDEX TO APPENDIX D

                                                                           PAGE
                                                                           ----
Unaudited Condensed Consolidated Financial Statements.....................  D-2
CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Auditors..........................................  D-7
  Consolidated Statements of Operations for the three months ended March
   29, 1996 and March 31, 1995 (unaudited) and the years ended December
   29, 1995, December 30, 1994 and December 31, 1993......................  D-8
  Consolidated Balance Sheets as of March 29, 1996, December 29, 1995 and
   December 30, 1994......................................................  D-9
  Consolidated Statements of Cash Flows for the three months ended March
   29, 1996 and March 31, 1995 (unaudited) and the three years ended
   December 29, 1995, December 30, 1994 and December 31, 1993............. D-10
  Consolidated Statements of Shareholders' Equity (Deficit) for the three months ended March 29, 1996 and the three years ended December 29,
   1995................................................................... D-11
  Notes to Consolidated Financial Statements.............................. D-12

                            STREAMLOGIC CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                           JUNE 28,   MARCH 29,
                                                             1996       1996
                                                          ----------- ---------
                                                          (UNAUDITED)
                         ASSETS
Current assets:
  Cash, cash equivalents and short-term investments.....   $  45,859  $  40,477
  Accounts receivable, net..............................       8,144     19,139
  Receivable from Singapore Technologies................       1,000     13,966
  Inventories...........................................       8,025     10,022
  Other current assets..................................       1,200      1,033
                                                           ---------  ---------
    Total current assets................................      64,228     84,637
Property, plant and equipment, at cost, less accumulated
 depreciation and amortization..........................       5,639      5,850
Other assets............................................       1,884      1,896
                                                           ---------  ---------
                                                           $  71,751  $  92,383
                                                           =========  =========
     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  10% Subordinated Notes................................   $  10,000  $  20,000
  Current maturities of long term debt..................       3,750      3,750
  Accounts payable......................................       6,302      8,610
  Other accrued liabilities.............................      10,862     14,137
                                                           ---------  ---------
    Total current liabilities...........................      30,914     46,497
6% Convertible Subordinated Debentures due 2012.........      71,250     71,250
Deferred income taxes...................................       1,720      1,720
Shareholders' deficit:
  Preferred stock, $1.00 par value, 2,000,000 shares
   authorized, none issued..............................         --         --
  Common stock, $1.00 par value, 50,000,000 shares
   authorized; 15,672,967 shares issued and outstanding
   (15,580,413 in March 1996)...........................      15,673     15,580
  Additional paid-in capital............................     112,735    112,330
  Accumulated deficit...................................    (160,541)  (154,994)
                                                           ---------  ---------
    Total shareholders' deficit.........................     (32,133)   (27,084)
                                                           ---------  ---------
                                                           $  71,751  $  92,383
                                                           =========  =========

                            See accompanying notes.

                            STREAMLOGIC CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          THREE MONTHS ENDED
                                                          ---------------------
                                                          JUNE 28,    JUNE 30,
                                                            1996        1995
                                                          ---------   ---------
                                                              (UNAUDITED)
Net sales................................................ $  11,189   $  70,076
Cost of sales............................................    10,467      54,707
                                                          ---------   ---------
Gross margin.............................................       722      15,369
                                                          ---------   ---------
Operating expenses:
  Research and development...............................     2,465      10,352
  Selling, general and administrative....................     2,771      10,270
                                                          ---------   ---------
    Total operating expenses.............................     5,236      20,622
                                                          ---------   ---------
Loss from operations.....................................    (4,514)     (5,253)
  Interest expense.......................................    (1,402)     (1,489)
  Interest income........................................       377         419
                                                          ---------   ---------
Loss before income taxes.................................    (5,539)     (6,323)
  Income tax provision...................................         8          21
                                                          ---------   ---------
Net loss................................................. $  (5,547)  $  (6,344)
                                                          =========   =========
Net loss per share....................................... $    (.36)  $    (.41)
                                                          =========   =========
Weighted average common and common equivalent shares
 outstanding.............................................    15,608      15,336
                                                          =========   =========


                            See accompanying notes.

                            STREAMLOGIC CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                              THREE MONTHS
                                                                  ENDED
                                                            ------------------
                                                            JUNE 28,  JUNE 30,
                                                              1996      1995
                                                            --------  --------
                                                               (UNAUDITED)
Cash flows from operating activities:
  Net loss................................................. $ (5,547) $ (6,344)
  Adjustments to reconcile net loss to net cash provided by
   (used in) operating activities:
    Depreciation and amortization..........................      467     5,286
    (Gain) loss on disposal of fixed assets................      --        (11)
    Deferred income taxes..................................      --        (99)
    Increase (decrease) from changes in:
      Accounts receivable..................................   10,995   (14,920)
      Inventories..........................................    1,997    16,616
      Other current assets.................................     (167)    1,161
      Other assets.........................................        6       (57)
      Accounts payable and other accrued liabilities.......   (5,583)   (2,245)
                                                            --------  --------
Net cash provided by (used in) operating activities........    2,168      (613)
Cash flows from investing activities:
  Net change in short-term investments.....................  (11,865)   (2,517)
  Proceeds from sale of drive business.....................   12,966       --
  Proceeds from sale of equipment..........................      --        (12)
  Additions to property, plant and equipment...............     (250)   (7,043)
                                                            --------  --------
Net cash provided by (used in) investing activities........      851    (9,572)
Cash flows from financing activities:
  Decrease in 10% subordinated notes.......................  (10,000)      --
  Increase in Term Loan Facility...........................      --      1,194
  Proceeds from sale of common stock, net..................      498     1,179
                                                            --------  --------
Net cash provided by (used in) financing activities........   (9,502)    2,373
Net decrease in cash and equivalents.......................   (6,483)   (7,812)
Cash and equivalents at beginning of period................   15,443    35,959
                                                            --------  --------
Cash and equivalents at end of period......................    8,960    28,147
Short-term investments.....................................   36,899    13,854
                                                            --------  --------
Total cash, cash equivalents and short-term investments.... $ 45,859  $ 42,001
                                                            ========  ========
Supplemental cash flow information
  Interest payments........................................ $  1,004  $    346
  Tax payments............................................. $    337  $    464

                            See accompanying notes.

                            STREAMLOGIC CORPORATION

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 28, 1996
                                  (UNAUDITED)

NOTE 1. GENERAL

  The accompanying condensed consolidated financial statements have not been audited by independent auditors but, in the opinion of the Company, such unaudited statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the consolidated financial position as of June 28, 1996, and the consolidated results of operations for the three month period ended June 30, 1996 and June 30, 1995 and cash flows for the three month period ended June 28, 1996 and June 30, 1995. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Nevertheless, the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading. Interim results are not necessarily indicative of the results for the full fiscal year.

  On May 13, 1996 the Company elected to change its fiscal year from the last Friday in December to the last Friday in March beginning with March 1996. The Company has elected to disclose the consolidated results of operations and cash flows for the three month period ended June 28, 1996 in comparative form with the three month period ended June 30, 1995 because it believes comparability is improved.

  The three month period ended June 28, 1996 represented the first period for which the Company's results of operations excluded those of the hard disk drive business operated under the name "Micropolis Corporation" and sold by the Company as of March 29, 1996.

  These condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in the Company's Transition Report on Form 10-K for the three month period ended March 29, 1996 filed with the Securities and Exchange Commission.

NOTE 2. INVENTORIES

  Inventories are stated at the lower of standard cost, which approximates first-in, first-out, or market:

                                                              JUNE 28, MARCH 29,
                                                                1996     1996
                                                              -------- ---------
      Raw materials and purchased parts......................  $3,676   $ 4,564
      Work in process........................................   2,204     1,487
      Finished goods.........................................   2,145     3,971
                                                               ------   -------
                                                               $8,025   $10,022
                                                               ======   =======

NOTE 3. PER SHARE INFORMATION

  Loss per share is computed by dividing net loss by the weighted average number of shares of common stock and applicable common stock equivalents outstanding during the period. Primary and fully diluted loss per share are the same.

NOTE 4. SUBSEQUENT EVENT

 Acquisition of FWB Inc.

  Effective July 1, 1996 the Company purchased all of the net assets related to the hardware business of FWB Software Inc., a developer of performance computer storage products for pre-press, multi-media and graphics applications. In addition, the Company made an 11% equity investment in the software business being retained by FWB Software Inc. In consideration for such net assets and minority equity investment, at closing the Company paid cash of approximately $5 million and issued 1,256,123 shares of StreamLogic Common Stock. FWB Software Inc. will receive additional shares or return shares of StreamLogic Common Stock such that the market value (based on the average price as defined in the Operating Agreement of FWB Software, LLC) of the shares contributed to FWB Software Inc. is equal to $7.5 million, such adjustment to occur on October 29, 1996.

 Tender Agreement

  On June 14, 1996 the Company entered into an agreement (the "Initial Tender Agreement") with Loomis Sayles & Company, L.P. ("Loomis Sayles"), an entity which advises investors that collectively hold approximately 79% of the Company's outstanding $75 million issue of 6% Convertible Subordinated Debentures ("Debentures") to exchange its Debentures for a package of cash and securities of the Company. On September 13, 1996 the Company announced an amendment to the Initial Tender Agreement (the "First Amendment"), and on October 4, 1996 the Company announced a second amendment to the Initial Tender Agreement (the "Second Amendment"; the Initial Tender Agreement, as amended by both the First Amendment and the Second Amendment, is referred to as the "Tender Agreement"). Pursuant to the Tender Agreement, the Company plans to commence a tender offer for the Debentures on October 7, 1996. In the tender offer, the Company will offer to exchange its Debentures such that, for each $1,000 face amount of Debentures tendered, the holders will receive (a) $120 in cash, (b) $113.33 in increasing rate unsecured promissory notes,
(c) 216.66667 shares of StreamLogic Common Stock, and (d) warrants to purchase 40 shares of StreamLogic Common Stock at an initial exercise price of $3.60 per share of Common Stock. The exercise price of the warrants is subject to downward adjustment in certain circumstances, and contains antidilution adjustments. The Company expects shareholder approval will be required pursuant to Nasdaq rules and regulations.

  The obligations of the Loomis Sayles to advise the holders to participate in the tender offer under the Tender remains subject to various conditions including among others, satisfaction of all necessary regulatory requirements and 95% participation by bond holders. In addition, such holders are not obligated to participate. As a result, there can be no assurance that the tender offer will be consummated. The last reported sales price of the Debentures prior to the Company's announcement of the Amendment was $57 per $100 face value on September 26, 1996.

  If the holders of 100% of the outstanding Debentures accept the exchange, the Company will exchange the Debentures for (a) $9 million in cash,
(b) $8.5 million in unsecured promissory notes due 1998, (c) approximately
16.25 million shares of common stock, and (d) warrants to purchase 3.0 million shares of common stock. As a result, the transaction would increase the Company's net tangible assets by more than $50 million.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
StreamLogic Corporation

  We have audited the accompanying consolidated balance sheets of StreamLogic Corporation as of March 29, 1996, December 29, 1995 and December 30, 1994, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the three months ended March 29, 1996 and each of the three years in the period ended December 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of StreamLogic Corporation at March 29, 1996, December 29, 1995 and December 30, 1994, and the consolidated results of its operations and its cash flows for the three months ended March 29, 1996 and each of the three years in the period ended December 29, 1995, in conformity with generally accepted accounting principles.

                                       ERNST & YOUNG LLP

Los Angeles, California
June 28, 1996

                            STREAMLOGIC CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                          THREE MONTHS ENDED              FISCAL YEAR ENDED
                         ---------------------- --------------------------------------
                         MARCH 29,   MARCH 31,  DECEMBER 29, DECEMBER 30, DECEMBER 31,
                           1996        1995         1995         1994         1993
                         ---------  ----------- ------------ ------------ ------------
                                    (UNAUDITED)
Net sales............... $ 24,408    $ 40,899     $211,264     $346,314     $382,926
Cost of sales...........   40,799      49,768      205,628      286,856      315,436
                         --------    --------     --------     --------     --------
Gross profit (loss).....  (16,391)     (8,869)       5,636       59,458       67,490
Operating expenses:
  Research and develop-
   ment.................    8,874      13,427       42,469       43,648       36,112
  Selling, general and
   administrative.......    8,836      13,171       44,274       43,500       41,906
  Restructuring charge..      --          --           --           --         5,496
                         --------    --------     --------     --------     --------
    Total operating ex-
     penses.............   17,710      26,598       86,743       87,148       83,514
                         --------    --------     --------     --------     --------
Loss from operations....  (34,101)    (35,467)     (81,107)     (27,690)     (16,024)
                         --------    --------     --------     --------     --------
  Interest income.......      173         547        1,719        2,090        2,335
  Interest expense......   (2,027)     (1,333)      (5,961)      (5,075)      (5,093)
  Other expense.........      --          --           --           --        (1,130)
                         --------    --------     --------     --------     --------
Loss before income
 taxes..................  (35,955)    (36,253)     (85,349)     (30,675)     (19,912)
Income tax provision
 (benefit)..............      252      (1,166)      (1,061)         --             4
                         --------    --------     --------     --------     --------
Net loss................ $(36,207)   $(35,087)    $(84,288)    $(30,675)    $(19,916)
                         ========    ========     ========     ========     ========
Net loss per share...... $  (2.32)   $  (2.29)    $  (5.46)    $  (2.03)    $  (1.34)
                         ========    ========     ========     ========     ========
Weighted average common
 outstanding............   15,580      15,311       15,445       15,100       14,835
                         ========    ========     ========     ========     ========



                            See accompanying notes.

                            STREAMLOGIC CORPORATION

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                            MARCH 29,  DECEMBER 29, DECEMBER 30,
                                              1996         1995         1994
                                            ---------  ------------ ------------
                  ASSETS
Current assets:
  Cash, cash equivalents and short-term
   investments............................  $  40,477   $  27,896     $ 63,216
  Accounts receivable, less allowance for
   doubtful accounts and customer returns
   of $5,667 ($5,427 in 1995 and $4,455
   in 1994)...............................     19,139      33,249       61,724
  Receivable from Singapore Technologies..     13,966         --           --
  Inventories.............................     10,022      59,777       56,746
  Other current assets....................      1,033       3,433        6,405
                                            ---------   ---------     --------
    Total current assets..................     84,637     124,355      188,091
Property, plant and equipment, at cost:
  Land....................................        986       1,675        1,675
  Buildings and improvements..............      6,632      22,520       22,246
  Machinery and equipment.................     18,029      87,094       85,479
  Construction in progress................        238      24,400        3,524
                                            ---------   ---------     --------
                                               25,885     135,689      112,924
  Less accumulated depreciation and amor-
   tization...............................     20,035      81,544       68,672
                                            ---------   ---------     --------
                                                5,850      54,145       44,252
Other assets..............................      1,896       1,893        1,572
                                            ---------   ---------     --------
                                            $  92,383   $ 180,393     $233,915
                                            =========   =========     ========
      LIABILITIES AND SHAREHOLDERS'
             EQUITY (DEFICIT)
Current liabilities:
  10% Subordinated Notes..................  $  20,000   $     --      $    --
  Current maturities of long term debt....      3,750       2,687          --
  Accounts payable........................      8,610      34,209       46,388
  Other accrued liabilities...............     14,137      21,502       20,681
                                            ---------   ---------     --------
Total current liabilities.................     46,497      58,398       67,069
Term Loan Facility........................        --       18,102          --
10% Subordinated Notes....................        --       20,000          --
6% Convertible Subordinated Debentures due
 2012.....................................     71,250      75,000       75,000
Deferred income taxes.....................      1,720       1,720        2,216
Commitments and contingencies
Shareholders' equity (deficit):
  Preferred stock, $1.00 par value;
   2,000,000 shares authorized, none is-
   sued...................................        --          --           --
  Common stock, $1.00 par value,
   50,000,000 shares authorized;
   15,580,413 shares issued and outstand-
   ing (15,580,413 in 1995 and 15,266,440
   in 1994)...............................     15,580      15,580       15,266
  Additional paid-in capital..............    112,330     110,380      108,863
  Accumulated deficit.....................   (154,994)   (118,787)     (34,499)
                                            ---------   ---------     --------
    Total shareholders' equity (deficit)..    (27,084)      7,173       89,630
                                            ---------   ---------     --------
                                            $  92,383   $ 180,393     $233,915
                                            =========   =========     ========

                            See accompanying notes.

                            STREAMLOGIC CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                           THREE MONTHS ENDED              FISCAL YEAR ENDED
                          ---------------------- --------------------------------------
                          MARCH 29,   MARCH 31,  DECEMBER 29, DECEMBER 30, DECEMBER 31,
                            1996        1995         1995         1994         1993
                          ---------  ----------- ------------ ------------ ------------
                                     (UNAUDITED)
Cash flows from
 operating activities:
 Net loss...............  $(36,207)   $(35,087)    $(84,288)    $(30,675)    $(19,916)
 Adjustments to
  reconcile net loss to
  net cash provided by
  (used in) operating
  activities:
  Depreciation and
   amortization.........     5,031       5,393       20,679       23,932       25,364
  (Gain) loss on
   disposition of
   property, plant and
   equipment............    (1,023)        (12)         (51)        (182)          54
  Deferred income taxes.       --         (496)        (496)        (201)      (3,000)
Increase (decrease) from
 changes in:
 Accounts receivable....    14,110      34,440       28,475      (13,493)       1,760
 Inventories............    (3,204)     (8,739)      (3,031)       2,931        5,934
 Other current assets...      (339)      2,281        2,972       (2,016)        (896)
 Accounts payable and
  other accrued
  liabilities...........     9,283      (9,948)     (11,358)      12,644       12,240
 Other assets...........      (477)       (325)        (393)       1,226         (432)
                          --------    --------     --------     --------     --------
Net cash provided by
 (used in) operating
 activities.............   (12,826)    (12,493)     (47,491)      (5,834)      21,108
                          --------    --------     --------     --------     --------
Cash flows from
 investing activities:
 Proceeds from sale of
  Drive Business........    39,719         --           --           --           --
 Proceeds from sale of
  equipment.............       --           35           51          254           57
 Additions to property,
  plant and equipment...   (14,803)     (6,132)     (30,500)     (19,704)     (22,766)
 Net change in short-
  term investments......   (11,792)     14,159       12,254       12,186        1,826
                          --------    --------     --------     --------     --------
Net cash used in
 investing activities...    13,124       8,062      (18,195)      (7,264)     (20,883)
                          --------    --------     --------     --------     --------
Cash flows from
 financing activities:
 Proceeds from Term Loan
  Facility..............       491       2,269       20,789          --           --
 Proceeds from 10%
  Subordinated Notes....       --          --        20,000          --           --
 Proceeds from sale of
  common stock, net.....       --          401        1,831        1,949        2,015
 Payment on capital
  lease obligation......       --          --           --          (231)        (534)
                          --------    --------     --------     --------     --------
Net cash provided by
 financing activities...       491       2,670       42,620        1,718        1,481
                          --------    --------     --------     --------     --------
Net increase (decrease)
 in cash and
 equivalents............       789      (1,761)     (23,066)     (11,380)       1,706
Cash and equivalents at
 beginning of period....    14,654      37,720       37,720       49,100       47,394
                          --------    --------     --------     --------     --------
Cash and equivalents at
 end of period..........    15,443      35,959       14,654       37,720       49,100
Short term investments..    25,034      11,337       13,242       25,496       37,682
                          --------    --------     --------     --------     --------
Total cash, cash
 equivalents and short-
 term investments.......  $ 40,477    $ 47,296     $ 27,896     $ 63,216     $ 86,782
                          ========    ========     ========     ========     ========
Supplemental cash flow
 information:
 Interest payments......  $  2,652    $  2,439     $  5,791     $  5,076     $  4,821
 Tax payments
  (recoveries)..........  $     72    $   (963)    $   (460)    $  2,964     $    278
Non-cash investing and
 financing activities:
 Note receivable from
  sale of Drive
  Business..............  $ 13,966    $    --      $    --      $    --      $    --

                            See accompanying notes.

                            STREAMLOGIC CORPORATION

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                FOR THE THREE YEARS ENDED DECEMBER 29, 1995 AND
                  THE THREE MONTH PERIOD ENDED MARCH 29, 1996
                                 (IN THOUSANDS)

                              NUMBER OF         ADDITIONAL RETAINED
                               COMMON   COMMON   PAID-IN   EARNINGS
                               SHARES    STOCK   CAPITAL   (DEFICIT)   TOTAL
                              --------- ------- ---------- ---------  --------
Balances at December 25,
 1992........................  14,532   $14,532  $105,633  $  16,092  $136,257
  Common stock sold for cash.     356       356     1,659        --      2,015
  Net Loss...................     --        --        --     (19,916)  (19,916)
                               ------   -------  --------  ---------  --------
Balances at December 31,
 1993........................  14,888    14,888   107,292     (3,824)  118,356
  Common stock sold for cash.     378       378     1,571        --      1,949
  Net Loss...................     --        --        --     (30,675)  (30,675)
                               ------   -------  --------  ---------  --------
Balances at December 30,
 1994........................  15,266    15,266   108,863    (34,499)   89,630
  Common stock sold for cash.     314       314     1,517        --      1,831
  Net Loss...................     --        --        --     (84,288)  (84,288)
                               ------   -------  --------  ---------  --------
Balances at December 29,
 1995........................  15,580   $15,580  $110,380  $(118,787) $  7,173
  Warrants granted...........     --        --      1,950        --      1,950
  Net Loss...................     --        --        --     (36,207)  (36,207)
                               ------   -------  --------  ---------  --------
Balances at March 29, 1996...  15,580   $15,580  $112,330  $(154,994) $(27,084)
                               ======   =======  ========  =========  ========


                            See accompanying notes.

                            STREAMLOGIC CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE THREE MONTH PERIOD ENDED MARCH 29, 1996
                  AND THE THREE YEARS ENDED DECEMBER 29, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS INFORMATION

RECENT DEVELOPMENTS

  As further described in Note 10, on January 24, 1996, the Company entered into a definitive agreement (the "Purchase Agreement") with ST Chatsworth Pte Ltd, a Singapore corporation ("MPL"), and a wholly-owned subsidiary of Singapore Technologies Pte Ltd, a Singapore corporation ("ST"), to sell substantially all of the Company's assets (other than cash and accounts receivable) related to the Company's hard disk drive business to MPL (the "Sale"). On March 29, 1996, the Company consummated the Sale. Accordingly, the accompanying balance sheet as of March 29, 1996 reflects the Sale and includes a receivable from ST for the remaining amount of the Sale proceeds. However, the accompanying statements of operations and cash flows for the three months ended March 29, 1996 reflect operating results and cash flows of both the hard disk drive business and the remaining systems business (see Note 10).

BASIS OF PRESENTATION

  Although the Company anticipates operating losses in the near term, the Company is considering and will consider strategic and financial alternatives to improve its results of operations, cash flows and net worth, including restructuring of debt, acquisitions and other alternatives. Management believes its cash, cash equivalents, short term investments and other working capital will be sufficient to fund operations over the next year.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated. On May 13, 1996 the Company elected to change its fiscal year from the last Friday in December to the last Friday in March, beginning with March 1996. The three-month periods ended March 29, 1996 (the "1996 transition period") and March 31, 1995 each had 13 weeks. Fiscal years 1995 and 1994 were fifty-two week years versus a fifty-three week 1993.

SALES

  StreamLogic is a designer and manufacturer of information storage and video systems and, through March 29, 1996, high capacity disk drives,. The Company sells these products and systems directly to original equipment manufacturers ("OEMs") and systems integrators and through independent distributors and value added resellers ("VARs") for resale to end users. The Company generally warrants its products against defects for periods from one to five years. The Company provides for estimated future product warranty costs when products are shipped. In addition, the Company performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral from its customers. Trade credit is generally granted to its customers, typically on net 30 day terms. Historically, the Company has not experienced significant bad debt write-offs. The Company has policies and/or contractual agreements which allow distributors to receive price protection credit under certain circumstances when the Company lowers its sales prices. In addition, the Company permits customers to return products under certain circumstances. The Company makes a provision for the estimated amount of price protection credits and for product returns that may occur under these programs and contracts in the period of sale. Sales, most of which are denominated in U.S. dollars, are recorded upon shipment. No customer accounted for more than 10% of total sales during the 1996 transition period, or 1995, 1994 or 1993.

                            STREAMLOGIC CORPORATION

DEPENDENCE ON SUPPLIER

  Effective March 29, 1996 the Company and MPL have entered into an OEM supply agreement. Among other things, the OEM Supply Agreement allows StreamLogic to buy at prices equal to or slightly lower than the most favored OEM customer of MPL. StreamLogic must offer all its disk drive business and requirements to MPL on a right-of-first-refusal basis, subject to the ability of MPL to meet certain delivery and other standards. The agreement has an initial two-year term, after which it may be renewed annually by mutual agreement. Also effective March 29, 1996, the Company entered into a non-exclusive European Distribution Handling Agreement with MPL, under which MPL provides distribution services to the Company in Europe and other locations specified in such agreement.

FOREIGN EXCHANGE CONTRACTS

  The functional currency of the Company's Singapore and Thailand subsidiaries is the U.S. dollar. The Company enters into foreign exchange contracts to minimize the effects of foreign currency fluctuations related to certain known local expenditures for operations and for the new facility while under construction in Singapore. These foreign exchange contracts hedged approximately $2.3 million, $17.2 million and $19.9 million of transaction exposures as of March 29, 1996, December 29, 1995 and December 30, 1994, respectively. There were no significant deferred unrealized gains or losses at March 29, 1996, December 29, 1995 or December 30, 1994.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Short-term investments consist primarily of commercial paper, certificates of deposit, and U.S. government agency securities and are considered available for sale under Statement of Financial Accounting Standards No. 115. These investments generally mature within six months and are carried at cost which approximates fair values.

INVENTORIES

  Inventories are stated at the lower of standard cost, which approximates first-in, first-out, or market.

                                            MARCH 29, DECEMBER 29, DECEMBER 30,
                                              1996        1995         1994
                                            --------- ------------ ------------
                                                      (IN THOUSANDS)
      Raw materials and purchased parts....  $ 4,564    $20,207      $18,634
      Work-in-process......................    1,487     23,289       20,771
      Finished goods.......................    3,971     16,281       17,341
                                             -------    -------      -------
                                             $10,022    $59,777      $56,746
                                             =======    =======      =======

DEPRECIATION AND AMORTIZATION

  Depreciation and amortization are provided on the straight-line method over the estimated useful life of the assets or term of related lease, whichever is shorter; for buildings and improvements, 10 to 30 years; machinery and equipment, 3 to 5 years.

                            STREAMLOGIC CORPORATION

OTHER ACCRUED LIABILITIES

  Other accrued liabilities are comprised of the following:

                                             MARCH 29, DECEMBER 29, DECEMBER 30,
                                               1996        1995         1994
                                             --------- ------------ ------------
                                                       (IN THOUSANDS)
      Accrued salaries and wages............  $ 3,636    $ 5,956      $ 5,622
      Accrued warranty......................    2,000      8,006        8,614
      Income taxes payable..................      394        137          243
      Other.................................    8,107      7,403        6,202
                                              -------    -------      -------
                                              $14,137    $21,502      $20,681
                                              =======    =======      =======

ADVERTISING EXPENSE

  The cost of advertising is expensed as incurred. The Company incurred $1,515,000, $4,606,000, $4,317,000 and $4,799,000 in advertising costs during the 1996 transition period and the 1995, 1994 and 1993 fiscal years, respectively.

RESTRUCTURING CHARGE

  In the third quarter of 1993, the Company recorded a restructuring charge of $5.5 million. This charge related primarily to separation costs recognized in connection with a reduction in workforce and a write-down of certain assets which were no longer in use due to changes in the Company's production requirements and new product specifications. All related expenditures were completed in fiscal year 1994.

INCOME TAXES

  The Company applies an asset and liability approach in accounting for income taxes. Through December 29, 1995, Federal taxes were not provided currently on undistributed foreign earnings since it was the Company's intention that these earnings be reinvested indefinitely in such subsidiaries, or remitted in a manner which would not result in a Federal tax liability. During the 1996 transition period, the Company provided for Federal taxes on such undistributed foreign earnings since such earnings would be remitted due to the Sale.

PER SHARE INFORMATION

  Loss per share is computed by dividing net loss by the weighted average number of shares of common stock. Applicable common stock equivalents outstanding during the period have not been considered as their effect is antidilutive. Primary and fully diluted earnings per share are the same.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the

                            STREAMLOGIC CORPORATION
undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company has adopted Statement 121 in the 1996 transition period and the effect of its adoption was not material.

2. INCOME TAXES

  The provision (credit) for income taxes is composed of the following:

                              TRANSITION           FISCAL YEAR ENDED
                              ---------- --------------------------------------
                               MARCH 9,  DECEMBER 29, DECEMBER 30, DECEMBER 31,
                                 1996        1995         1994         1993
                              ---------- ------------ ------------ ------------
                                               (IN THOUSANDS)
      Current
       Federal...............    $242      $   --         $--         $(105)
       State.................       2           82         (52)          73
       Foreign...............       8       (1,143)         52           36
                                 ----      -------        ----        -----
        Total................    $252      $(1,061)       $--         $   4
                                 ====      =======        ====        =====

  Deferred income taxes result from differences in the timing of the recognition of expense and income items for tax and financial statement purposes. During 1993 $3,000,000 was reclassified from deferred income taxes to current income taxes payable for payments during 1994 for years covering 1986 through 1990. Deferred tax assets and liabilities are comprised of the following:

                                              MARCH
                                               29,     DECEMBER 29, DECEMBER 30,
                                              1996         1995         1994
                                             -------   ------------ ------------
                                                      (IN THOUSANDS)
   Deferred tax asset:
    Reserves not currently tax deductible... $ 5,747     $  5,371     $  4,639
    Excess of book over tax depreciation....     600        2,130        1,798
    Net operating loss......................  50,179       46,641       31,996
    Income tax credits......................   9,545        9,668        7,514
    Other...................................     673          768          862
                                             -------     --------     --------
     Total before valuation allowance.......  66,744       64,578       46,809
    Valuation allowance..................... (58,916)     (63,756)     (45,248)
                                             -------     --------     --------
                                               7,828          822        1,561
                                             -------     --------     --------
   Deferred tax liability:
    Reserves not currently tax deductible...     --           --        (2,216)
    Foreign operations......................  (7,468)         --           --
    State income taxes......................  (1,962)      (2,275)      (1,327)
    Other...................................    (118)        (267)        (234)
                                             -------     --------     --------
                                              (9,548)      (2,542)      (3,777)
                                             -------     --------     --------
    Deferred tax liability, net............. $(1,720)    $ (1,720)    $ (2,216)
                                             =======     ========     ========

  The Company has determined a valuation allowance is required for the deferred tax assets due to the uncertainty of ultimately realizing certain tax benefits. The change in the valuation allowance was a result of current year losses and settlement of prior year tax audits.

                            STREAMLOGIC CORPORATION

  The following table reconciles the provision for income taxes to the statutory federal income tax rate of 35%:

                                        TRANSITION
                                           1996      1995      1994     1993
                                        ---------- --------  --------  -------
                                                   (IN THOUSANDS)
Tax benefit at statutory rate..........  $(12,584) $(29,872) $(10,736) $(6,969)
Increases (decreases) related to:
 Federal alternative minimum tax on
  foreign earnings.....................       242       --        --       --
 Losses without current benefit
  (benefit of loss carryforwards)......    (6,312)   15,906    13,267    1,510
 State income tax expense (benefit) net
  of federal income tax................         1        53       (34)      48
 Foreign operations....................       --     (5,671)  (10,234)  (5,090)
 Repatriation of foreign earnings......    18,760    18,498     7,700   10,500
 Other, net............................       145        25        37        5
                                         --------  --------  --------  -------
                                         $    252  $ (1,061) $      0  $     4
                                         ========  ========  ========  =======

  Income from the Company's Singapore and Thailand subsidiaries was exempt from income taxes in those countries through August 2004 and December 1993, respectively. Income (loss) from these operations for the periods under exemption was $(6,183,000) in the 1996 transition period, $(15,310,000) in 1995, $27,411,000 in 1994 and $17,182,000 in 1993.

  A net operating loss of approximately $124,162,000 is available to be carried forward to the years 2004-2011. General business tax credit carryforwards of approximately $8,562,000, expiring between 2000 and 2009, are also available to reduce future federal income taxes. However, under Internal Revenue Code Sections 382 and 383, the amount of the operating loss and general business credit carryforwards that can be used annually may be limited due to certain changes in ownership. The potential issuance of Common Stock in connection with the Bond Agreement discussed in Note 11, or other trading activities, may create such a change in ownership.

3. CREDIT FACILITY AGREEMENT

  During March 1996, after evaluating the costs of maintaining the Company's $25 million credit facility and because the Agreement required assets to be transferred free of all liens, pledges and encumbrances, the Company elected to terminate its credit facility.

4. LEASE COMMITMENTS

  Minimum annual lease commitments at March 29, 1996 under noncancellable operating leases, principally for operating facilities, are payable as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
      1997.......................................................     $1,122
      1998.......................................................        111
      1999.......................................................         98
      2000.......................................................         98
      2001.......................................................         98
      Thereafter.................................................      1,014
                                                                      ------
          Total future minimum lease payments....................     $2,541
                                                                      ======

                            STREAMLOGIC CORPORATION

   Rent expense amounted to $1,101,000 in the 1996 transition period, $4,923,000 in 1995, $4,182,000 in 1994 and $4,643,000 in 1993.

5. LONG TERM DEBT

 Term Loan Facility

  In December 1994, Singapore Technologies Construction Pte Ltd. ("ST Construction"), a subsidiary of ST, was hired by the Company as the general contractor for construction of its new factory in Singapore. During the third quarter of 1995, the Company refinanced, with ST Construction together with ST Capital Ltd (another subsidiary of ST) as lenders, its existing term loan facility used to finance the new factory with a new $21.5 million loan facility (the "Loan Facility"). On March 29, 1996 the Loan Facility was retired in connection with the Sale.

 10% Subordinated Notes

  During October 1995, the Company completed the private placement to an institutional investor of $20,000,000 aggregate principal amount of 10% Convertible Subordinated Notes (the "Notes"), due October 15, 1998. The Notes are convertible at the option of the holder into shares of Common Stock of the Company at a conversion price of $6.00 per share, a premium to the market price of the Company's Common Stock at the time of issuance. The Notes are senior to the Company's existing 6% Convertible Subordinated Debentures due 2012 and are collateralized by substantially all of the assets of the Company. During March 1996, the Company obtained the required consent of the holder of the Notes to allow consummation of the Sale and in consideration for such consent, agreed to repay the Notes on June 28, 1996 and issued warrants to purchase 1,500,000 shares of the Company's Common Stock at a price of $4 per share. Accordingly, the Company has recorded a charge of $1,800,000, representing the estimated fair market value, for the warrants against the proceeds of the Sale in the Statement of Operations for the 1996 transition period. On April 5, 1996 the Company repaid $10,000,000 of the Notes. Interest on the Notes is payable semiannually on April 15 and October 15. Interest expense amounted to $500,000 in the 1996 transition period and $444,000 in 1995. Because of the recent agreement to repay the Notes and issue the Warrants, the fair market value of the Notes approximates carrying value as of March 29, 1996.

 6% Convertible Subordinated Debentures

  In March 1987, the Company issued $75,000,000 principal amount of 6% Convertible Subordinated Debentures due 2012 (the "Debentures"). The Debentures are convertible into common stock at a price of $48.50 at any time prior to redemption or maturity (1,546,000 shares of common stock have been reserved for issuance upon conversion.) Mandatory annual sinking fund payments of 5% of the aggregate principal amount of the Debentures issued will be made on each March 15, commencing March 15, 1997. Debentures converted to common stock or reacquired or otherwise redeemed by the Company may be used to reduce the amount of any sinking fund payment. The Debentures may be redeemed early, at the Company's option, upon the payment of a premium. Interest on the debentures is payable semi-annually on March 15 and September 15. Interest expense amounted to $1,125,000 in the 1996 transition period and $4,500,000 in the 1995, 1994 and 1993 fiscal years. The fair market value of the Debentures using over-the-counter market prices, was approximately $34.1 million at March 29, 1996.

  Maturities and sinking fund requirements of long-term debt are $3,750,000 in each of the five years succeeding March 29, 1996.

  During the 1996 transition period and the 1995, 1994 and 1993 fiscal years interest paid totaled $2,652,000, $5,791,000, $5,076,000 and $4,821,000 respectively, of which $456,000 and $347,000 was capitalized in the 1996 transition period and the 1995 fiscal year, respectively, as part of the cost of the Company's new factory in Singapore.

                            STREAMLOGIC CORPORATION

6. CAPITAL STOCK

  Under the Company's various stock option plans, options may be granted at prices equal to fair market value at the date of grant. Options for key employees and officers generally become exercisable in equal annual amounts over five years commencing one year from the date of grant, and expire five years from the date of grant. Options for directors are exercisable over three years. At March 29, 1996, there were options for 970,697 shares available for future option grants. There are currently 432 employees participating in the various plans. Expiration dates for all options range from 1996 to 2000.

  A summary of certain information with respect to options under the Plans follows:

                                               PERIODS ENDED
                              -------------------------------------------------
                              MARCH 29,  DECEMBER 29, DECEMBER 30, DECEMBER 31,
                                1996         1995         1994         1993
                              ---------  ------------ ------------ ------------
   Options outstanding,
    beginning of period.....  1,624,160   1,265,470    1,316,970    1,160,444
   Options granted..........        --    1,100,100      476,500      552,000
   Options exercised........        --      (91,444)    (166,750)    (176,326)
   Weighted average exercise
    price...................        --    $    6.39    $    4.50    $    5.72
   Options canceled.........   (893,893)   (649,966)    (361,250)    (219,148)
                              ---------   ---------    ---------    ---------
   Options outstanding, end
    of period...............    730,267   1,624,160    1,265,470    1,316,970
                              =========   =========    =========    =========
   Weighted average price...  $    5.86   $    6.14    $    7.15    $    7.15
                              =========   =========    =========    =========
   Exercisable..............    178,567     248,787      381,241      458,638
                              =========   =========    =========    =========

  The Company also has an employee stock purchase plan under Section 423 of the Internal Revenue Code, with 1,400,000 shares of common stock authorized to be issued. All full time employees are eligible to participate through payroll deductions of up to 10% of their compensation. Participants may, at their option, purchase common stock from the Company at the lower of 85% of the fair market value of the common stock at either the beginning or end of each one year option period. During 1995, 222,095 shares were issued pursuant to this plan at prices ranging from $5.53 to $6.16. During 1994, 207,845 shares were issued pursuant to this plan at a price of $5.66, and in 1993, 178,898 shares were issued pursuant to this plan at a price of $5.42. As of March 29, 1996, 303,848 shares were available for issuance under this plan.

  On March 29, 1996, in partial consideration for the required consent of the holder of the Notes to allow consummation of the Sale, the Company issued warrants to purchase 1,500,000 shares of the Company's common stock at a price of $4 per share. Such warrants had an estimated fair market value of $1,800,000 at March 29, 1996 and will expire on March 29, 1998. In addition, warrants to purchase 80,081 shares of the Company's common stock at a price of $5 were issued to the Company's investment banker in partial consideration for work in connection with the Sale. Such warrants had an estimated fair market value of $150,000 at issuance and will expire on March 28, 1997. Accordingly, the Company has recorded a charge of $1,950,000 for the warrants in the Statement of Operations for the 1996 transition period.

  The Board of Directors of the Company declared a dividend distribution of one Right for each share of common stock of the Company outstanding at the close of business on June 2, 1989. When exercisable, each Right entitles the registered holder to purchase from the Company one share of common stock at a price of $40.00 per share, subject to adjustment. Initially, the Rights attach to all outstanding shares of common stock, and no separate Rights Certificates will be distributed. The Rights will become exercisable and will detach from the common stock in the event any individual or group acquires 20% or more of the Company's common stock, or announces a tender or exchange offer, other than through conversion of the Notes or any warrants, which, if consummated, would result in that person or group owning at least 30% of the Company's common stock. If an

                            STREAMLOGIC CORPORATION
individual or group acquires 20% or more of the Company's common stock (except pursuant to certain cash tender offers for all of the Company's common stock), each Right will entitle the holder of a Right, other than Rights that are or were acquired or beneficially owned by the 20% stockholder (which rights will thereafter be void) to purchase, at the Right's then current exercise price, the Company's common stock in an amount having market value equal to twice the exercise price. Similarly, with certain exceptions, if the Company merges or consolidates with or sells 20% or more of its assets or earning power to another person, each Right then will entitle the holder to purchase, at the Right's then current exercise price, the stock of the acquiring company in an amount having a market value equal to twice the exercise price. The Rights do not have voting or dividend rights, and, until they become exercisable, have no dilutive effect on the earnings of the Company. The Company may redeem the rights at $0.01 per Right at any time on or prior to the tenth day after acquisition by a person or group of 20% or more of the Company's outstanding common stock. The Rights will expire on May 18, 1999, unless earlier redeemed.

  No dividends were declared by the Company during the five-year period ended March 29, 1996.

7. COMMITMENTS AND CONTINGENCIES

  In the third quarter of 1992, the Company purchased an equity interest of approximately 27% in Tulip Memory Systems, Inc. (TMS), a start-up company formed to develop substrates which are to be used in the manufacture of computer disk drives. During 1994, the Company increased its ownership to approximately 60%, pending anticipated outside investment. Operating expenses attributable to TMS are included in the financial results of the Company. In connection with its original investment, StreamLogic agreed to guarantee the obligations of TMS to pay the acquisition cost of equipment. The cost of such guaranty obligation was recorded in the Company's 1995 Statement of Operations. In March 1996, in order to consummate the Sale, the Company paid its $1.3 million guaranty obligation under the agreement.

  At March 29, 1996, the Company had letters of credit outstanding totaling approximately $4.8 million, which guarantee various trade activities. These letters of credit are secured by pledges of cash.

  In addition, the Company is involved in routine legal matters and contingencies in the ordinary course of business which management believes will not have a material effect upon the Company's financial position.

                            STREAMLOGIC CORPORATION

8. GEOGRAPHIC INFORMATION

  The following summarizes the Company's sales, income (loss) before income taxes, and assets by geographic area. Foreign sales originate primarily from the Company's Singapore location. The sales described below represent the geographic origination of such sales. Export sales (sales originating in the United States to customers in foreign countries), were less than 10% of total sales in each of the 1996 transition period and the 1995, 1994 and 1993 fiscal years. Sales to affiliates are at arms-length prices.

                                    TRANSITION      FISCAL YEARS ENDED
                                    ---------- -------------------------------
                                       1996      1995       1994       1993
                                    ---------- ---------  ---------  ---------
                                                 (IN THOUSANDS)
Customer sales:
  Domestic.........................  $  5,986  $  25,149  $  63,892  $ 128,781
  Foreign..........................    18,422    186,115    282,422    254,145
Affiliate sales:
  Domestic.........................    11,259     64,309     49,851     55,006
  Foreign..........................    16,600    110,812    178,881    234,477
  Eliminations.....................   (27,859)  (175,121)  (228,732)  (289,483)
                                     --------  ---------  ---------  ---------
                                     $ 24,408  $ 211,264  $ 346,314  $ 382,926
                                     ========  =========  =========  =========
Income (loss) before income taxes:
  Domestic.........................  $(26,994) $ (66,406) $ (58,609) $ (34,425)
  Foreign..........................    (8,961)   (18,943)    27,934     14,513
                                     --------  ---------  ---------  ---------
                                     $(35,955) $ (85,349) $ (30,675) $ (19,912)
                                     ========  =========  =========  =========
Assets:
  Domestic.........................  $ 70,097  $  20,732  $  66,063  $  74,520
  Foreign..........................    22,286    159,661    167,852    175,909
                                     --------  ---------  ---------  ---------
                                     $ 92,383  $ 180,393  $ 233,915  $ 250,429
                                     ========  =========  =========  =========

9. COMPARATIVE QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

                                            QUARTERS
                          ----------------------------------------------------
FISCAL 1995                FIRST      SECOND     THIRD      FOURTH      YEAR
-----------               --------   --------   --------   --------   --------
                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............  $ 40,899   $ 70,076   $ 58,785   $ 41,504   $211,264
Gross profit (loss).....    (8,869)    15,369      2,491     (3,355)     5,636
Loss before income tax-
 es.....................   (36,253)    (6,323)   (17,445)   (25,328)   (85,349)
Net loss................   (35,087)    (6,344)   (17,481)   (25,376)   (84,288)
Loss per share..........     (2.29)      (.41)     (1.12)     (1.63)     (5.46)
                                            QUARTERS
                          ----------------------------------------------------
FISCAL 1994                FIRST      SECOND     THIRD      FOURTH      YEAR
-----------               --------   --------   --------   --------   --------
                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............   $83,658   $ 75,761   $ 79,285   $107,610   $346,314
Gross profit............    12,296      7,245     11,446     28,471     59,458
Income (loss) before in-
 come taxes.............    (9,760)   (14,793)   (10,948)     4,826    (30,675)
Net income (loss).......    (9,760)   (14,793)   (10,948)     4,826    (30,675)
Earnings (loss) per
 share..................      (.65)      (.99)      (.72)       .31      (2.03)

                            STREAMLOGIC CORPORATION

10. SALE OF THE DISK DRIVE BUSINESS

  On January 24, 1996, the Company entered into a definitive agreement (the "Purchase Agreement") with ST Chatsworth Pte Ltd, a Singapore corporation ("MPL"), and a wholly-owned subsidiary of Singapore Technologies Pte Ltd, a Singapore corporation ("ST"), to sell substantially all of the assets, other than cash and accounts receivable, of the Company's hard disk drive business (the "Drive Business") including the name "Micropolis," certain other intangibles, the capital stock of the Company's subsidiary Micropolis Corporation (Thailand) Ltd. and either the capital stock or assets of five of the Company's European and Asian sales and marketing subsidiaries (such assets, collectively, the "Subject Assets") to MPL, and MPL assumed certain of the Company's liabilities relating to the Drive Business (the "Sale"). The Sale was subject to stockholder approval and such approval was received.

  In consideration of the Sale on March 29, 1996, the Company received total cash consideration of approximately $54 million. $39.7 million of such cash consideration was received as of the March 29, 1996 closing, $13 million in cash consideration was received on June 6, 1996, and a final payment of $1 million, which will be held in escrow and is subject to certain conditions, is expected to be received in early August. The net gain on the Sale was not significant to the 1996 transition period Statement of Operations.

  The following unaudited pro forma condensed consolidated financial information for the three months ended March 29, 1996 and March 31, 1995 and the year ended December 31, 1995 has been prepared to illustrate the effect of the Sale as though the Sale had occurred on December 30, 1995, December 31, 1994 and December 31, 1994, respectively. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the consolidated results of operations of StreamLogic Corporation that would have been reported had the Sale occurred on the dates indicated, nor does it represent a forecast of the consolidated results of operations of StreamLogic Corporation for any future period. Furthermore, no effect has been given in the condensed consolidated financial information for operating benefits that may have been realized by virtue of the Sale and no effect has been given for any additional expense control or restructuring activities which the Company may have undertaken with respect to the remaining business. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements of StreamLogic Corporation, which are included herein.

                                                    THREE MONTH
                                                   PERIOD ENDED      YEAR ENDED
                                                ------------------- ------------
                                                MARCH 29, MARCH 31, DECEMBER 29,
                                                  1996      1995        1995
                                                --------- --------- ------------
Net sales......................................  $ 6,738   $ 9,527    $ 39,343
Gross profit(1)................................    1,048     2,642       7,679
Net loss(2)....................................   (6,533)   (5,349)    (22,805)
Loss per share.................................     (.42)     (.35)      (1.48)
                                                 =======   =======    ========
Weighted average shares outstanding............   15,580    15,311      15,445
                                                 =======   =======    ========

--------
(1) The Company and MPL have entered into an OEM supply agreement. Among other things, the OEM Supply Agreement allows StreamLogic to buy at prices equal to or slightly lower than the most favored OEM customer of MPL. StreamLogic must offer all its disk drive business and requirements to MPL on a right-of-first-refusal basis, subject to the ability of MPL to meet certain delivery and other standards. The agreement has an initial two-year term, after which it may be renewed annually by mutual agreement. The pro forma adjustment incorporates the provisions contained in the agreement.

(2) The costs of TMS are included in the StreamLogic Corporation pro forma net loss. Such costs were $88,000, $3.1 million and $5.1 million in the 1996 transition period, the 1995 quarter, and the 1995 year, respectively. The Company discontinued funding of TMS in the 1996 transition period.

                            STREAMLOGIC CORPORATION

11. SUBSEQUENT EVENTS

 Acquisition of FWB Inc.

  On June 10, 1996 the Company entered into a definitive agreement, subject to certain conditions, to purchase all of the net assets related to the hardware business of FWB Inc., a developer of performance computer storage products for pre-press, multi-media and graphics applications. At closing, the Company would pay $5 million, consisting of approximately $2 million in cash and approximately $3 million of assumed debt. In addition, the Company entered into a definitive agreement, subject to certain conditions, to make an 11% equity investment in the software business being retained by FWB. In consideration for such minority equity investment, at closing the Company would issue shares of StreamLogic Common Stock with an aggregate fair market value of $8 million, as defined in the agreement. There can be no assurance that this transaction will be consummated.

 Bond Agreement

  On June 14, 1996 the Company entered into an agreement (the "Bond Agreement") with Loomis Sayles & Co., L.P. ("Loomis Sayles"), an entity which advises investors that collectively hold approximately 79% of the outstanding Debentures, to exchange the Debentures for a package of cash, common stock and warrants to purchase common stock. Pursuant to the Bond Agreement, the Company plans to commence a tender offer for the Debentures during mid-August 1996. In the tender offer, the Company will offer to exchange its Debentures such that, for each $1,000 face amount of Debentures tendered, the holders will receive
(a) $233.33 in cash, (b) $520 in Common Stock, and (c) warrants to purchase 40 shares of StreamLogic Common Stock at an initial exercise price of 150% of market value as defined in the Bond Agreement. The exercise price of the warrants is subject to downward adjustment in certain circumstances, and contains antidilution adjustments. The Company expects shareholder approval will be required pursuant to Nasdaq rules and regulations.

  The obligations of the holders advised by Loomis Sayles to participate in the tender offer under the Bond Agreement is subject to various conditions including satisfaction of all necessary regulatory requirements, 95% participation by bond holders, and the average price of StreamLogic's Common Stock immediately prior to the expiration of the tender offer falling with the range $4.00 to $7.50. As a result, there can be no assurance that the tender offer will be consummated.

  If the holders of 100% of the outstanding debentures accept the exchange, the Company will exchange the debentures for (a) $17.5 million in cash,
(b) issue between 5.2 and 9.8 million shares of common stock, and (c) issue warrants to purchase approximately 3.0 million shares of common stock, therefore, the transaction, as currently proposed, would increase the Company's net tangible assets by more than $50 million.

  Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and the 6% Debentures and any other required documents should be sent or delivered by 6% Debenture holders or his broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of its addresses set forth below:

                              The Exchange Agent:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

            By Mail:               By Hand Delivery or
        Midtown Station            Overnight Delivery:
          P.O. Box 798            120 Broadway, 13th Fl.
       New York, NY 10018           New York, NY 10271
   Attention: Reorganization    Attention: Reorganization
              Dept.                       Dept.

                          By Facsimile Transmission:
                                (201) 329-8936
                  For Confirmation of Facsimile Transmission
                                (201) 296-4983

                               ADDITIONAL COPIES

  You may contact the Company, your broker, dealer, commercial bank or trust company for assistance concerning the Exchange Offer. Requests for additional copies of this Offer to Exchange and Letter of Transmittal should be directed to the Company at the address and phone number as set forth below.

                            STREAMLOGIC CORPORATION
                             21329 Nordhoff Street
                         Chatsworth, California 91311
                         Attn: Chief Financial Officer
                               PH: 818-701-8595
                               FAX: 818-701-8410